

Unquestionable Trust
Superior Performance
Total Commitment



THIS IS WHAT IT MEANS TO BE

SOUTHERN

SOUTHERN COMPANY ❋ 2004 ANNUAL REPORT



Welcome to
Macon, GA



AMERICUS
Established 1832
Muckalee Park



Biloxi, MS





Anniston, AL



WEST 10
Pascagoula
65 NORTH
Montgomery



MOBILE CITY LIMITS
1711



Welcome to
Alabama
the Beautiful



Albany, GA



Pensacola, FL

***Jobe Jackson**, Property Accounting Manager, Georgia Power*

***Sherry Mauldin**, Store Supervisor, SouthernLINC Wireless; **Pete Meece**, Market Specialist-Commercial Sales, Mississippi Power; **Sandra Wright**, Senior General Clerk, Alabama Power; **Mike Riethmaier**, Division Retail Sales Manager, Alabama Power; **Louise Simmons**, Mechanic, Plant Mitchell, Georgia Power; **Ozzy Resto**, Operator-Level 4, Plant Crist, Gulf Power; **Ricky Williams**, Transmission Supervisor, Georgia Power*



Atlanta, GA

Southern Company has been providing the Southeast with reliable and affordable electricity for more than 80 years. We're one of America's largest electricity producers. We serve 4.2 million customers, from Atlanta's skyscrapers to Savannah's historic squares. From the mountains of Alabama to the Gulf Coast beaches of Florida and Mississippi and beyond. More important than where we do business is how. Our people come from many different places and backgrounds, united by a distinctive "Southern Style." To our employees, shareholders, and customers, being Southern begins with a pledge to earn unquestionable trust in every relationship across our business. That drives our dedication to superior performance throughout the company and our total commitment to the success of everyone our business touches. Southern Style is the foundation of the positive results we've consistently achieved.


Peachtree Street NE

David M. Ratcliffe
Chairman, President, & CEO

DEAR FELLOW SHAREHOLDERS:

We take pride in the way we do business and in our results.

Our company is strong and well-managed.
Our people are determined to continually improve
our results as well as how we achieve them.



We accomplished much that produced excellent financial results in 2004, though we faced significant challenges, including unprecedented hurricane damage. Reported earnings were $2.07 per share, exceeding both our target and analysts' expectations. The financial markets recognized the excellent performance of the men and women who work for Southern Company. Our share price increased a healthy 10.8 percent. Including dividends, which increased to an annual rate of $1.43 per share, Southern Company shareholders enjoyed a total return of 16.1 percent.

Operationally, we had another outstanding year. Our generating plants and power delivery systems continued to operate at record levels of reliability. We continued working to be ready to meet the growing energy needs of the Southeast's expanding economy. To do this, we invested responsibly in new infrastructure and environmental controls. And we again led the industry in customer satisfaction ratings.

Late in the year, the Georgia Public Service Commission approved a three-year rate plan, raising Georgia Power's base rates for the first time since 1991, but by only 4.2 percent. This provides important rate stability as we plan to invest $5 billion over the next five years in new electric generation capacity, power lines, and environmental controls in Georgia, our largest single market.

The major operational challenge to our system in 2004 was, of course, the series of hurricanes that hit the South in August and September. The worst of them for us was Hurricane Ivan. That storm caused 1.6 million customers to lose power at its peak. But Ivan also provided a stage upon which to show what "Southern Style" really means. Our response showed this company at its best. Our people performed admirably, not only by restoring power quickly but also with many humanitarian acts. I encourage you to take a look at the special discussion of the hurricanes on Pages 16-17.

OUR STRATEGY IS SOLID

When a new chief executive takes office, as I had the privilege of doing last year, people usually wonder if there will be a change in direction. I want to reiterate that Southern Company's fundamental business model is strong and not in need of a course correction. Our Southeast-based strategy combines a strong regulated retail utility core business with a steadily growing competitive generation business, and it continues to work well. I believe that investors want a good return for low risk. Therefore, we will work to continue to maintain our excellent credit ratings, strong asset base, low-risk strategy, and outstanding execution.

Of course, we have challenges in this business. We always do. Among the biggest will be managing rising costs, particularly fuel prices and their effect on overall rates. The regulatory landscape also presents uncertainties, notably in the areas of air quality and wholesale market prices. But it's important to remember that a company as complex as ours has a full slate of regulatory and political issues as a matter of normal business. In the second term of the Bush administration, there have been changes at key industry oversight and Cabinet positions, and there may be more. We will work to build credible relationships with the new leaders, like we have done with their predecessors. And we will continue to advocate positions that are in the best interests of our customers, shareholders, employees, and the communities we serve.

Our industry is exploring what kind of technology is best for baseload generation in this country. Questions about imported oil, fuel costs, and the environment make this a complex decision. Our response is that we should not bet on any one technology. We should preserve all of the options, including coal, natural gas, nuclear, and renewables. The coal option, which includes both conventional and newer technologies such as coal gasification, is important because we have between 200 to 300 years of coal supply in this country. We also should continue to explore programs that improve efficiency and manage demand while making sure we have the capacity that is needed to meet the increasing energy needs of our growing region. We will continue to work to facilitate generation technology that ensures a reliable, affordable, and environmentally sound supply of energy. Ultimately, companies have to make decisions and go forward. We have and we will. For example, we are building a commercial-scale coal gasification facility in Florida in cooperation with the U.S. Department of Energy and our partners at the Orlando Utilities Commission. And we are participating in a consortium to demonstrate and test a new licensing process for constructing advanced nuclear power plants.

SOUTHERN STYLE

I hope this year's annual report gives you a good overview of where we are as a company. There are a number of things I believe make us unique in our field. Some, like financial and operational results, are easily measured. Others go to the core of who we are and what it means to be Southern Company. To that end, we have begun a concerted effort to strengthen our emphasis on Southern Style, the value proposition that has guided our company for 10 years.

We've simplified Southern Style into three main tenets. They are unquestionable trust, superior performance, and total commitment. The three are inter-related and, I believe, directly connected to our long-term business success. The areas where our business results are the strongest are those where trust is the strongest. When people know one another, they trust one another. Trusting one another greatly simplifies communication and decision-making and allows us to run the business more efficiently and effectively. This creates an environment that attracts top-quality people with a long view of success. As we demonstrate daily and over the long term that this is simply who we are, then I believe shareholders, customers, and regulators will continue to know we are a company they can count on. They will know we are totally committed to delivering sustained superior performance and that if something goes wrong, we will respond.

Our emphasis on sustaining excellent results and on making Southern Style an everyday reality is the major reason why I look to the future of this company with great confidence. With a focus on serving the region we know best, our strong fundamentals, and our excellent track record, we intend to remain one of the most admired electric utility companies in the nation.

David M. Ratcliffe
March 22, 2005





FINANCIAL HIGHLIGHTS

	2004	2003	*change*
Operating revenues *(in millions)*	**$11,902**	$11,186	6.4 %
Net income *(in millions)*	**$1,532**	$1,474	3.9 %
Basic earnings per share	**$2.07**	$2.03	2.0 %
Diluted earnings per share	**$2.06**	$2.02	2.0 %
Dividends per share	**$1.41 1/2**	$1.38 1/2	2.2 %
Dividend yield *(percent)*	**4.2**	4.6	(8.7)%
Average shares outstanding *(in millions)*	**739**	727	1.7 %
Return on average common equity *(percent)*	**15.38**	16.05	(4.2)%
Book value per share	**$13.86**	$13.13	5.6 %
Market price *(year-end, closing)*	**$33.52**	$30.25	10.8 %
Total market value of common stock *(year-end, in millions)*	**$24,855**	$22,229	11.8 %
Total assets *(in millions)*	**$36,962**	$35,178	5.1 %
Total kilowatt-hour sales *(in millions)*	**192,382**	192,138	0.1 %
Retail	**157,143**	151,618	3.6 %
Sales for resale	**35,239**	40,520	(13.0)%
Total number of customers–electric *(year-end, in thousands)*	**4,197**	4,136	1.5 %



1.52*
1.62*
1.86
2.03
2.07
10,066*
10,155*
10,514
11,186
11,902
13.20
13.51
15.79
16.05
15.38
'00 '01 '02 '03 '04
'00 '01 '02 '03 '04
'00 '01 '02 '03 '04

EARNINGS PER SHARE
(in dollars)
* *From continuing operations*

OPERATING REVENUES
(in millions of dollars)
* *From continuing operations*

RETURN ON AVERAGE COMMON EQUITY
(percent)



A CONVERSATION WITH CEO DAVID M. RATCLIFFE



What are the key drivers affecting the company's financial performance?

First of all, we have to continue successfully executing our strategy. We've done that consistently, and we are committed throughout the company to continuing our record of superior performance. One of the big factors for us in 2004 was the rebound in the economy, particularly in the industrial sector, and we're seeing some ongoing expansion. That's a good sign as we go forward, both for our retail business and in the opportunities that are created for our competitive wholesale business. The low interest rates we've enjoyed have continued to facilitate residential home building and commercial growth in the Southeast, and that helps us too. One of the main challenges we have to deal with is the volatility of fuel prices. Looking ahead, that will be an issue for us.

What is "Southern Style," and why is it a high priority?

Southern Style is more than a mission statement. It's a set of values that guide us, a core part of who we are as a company. It includes striving to earn unquestionable trust, dedication to superior performance throughout our business, and a total commitment to the success of our employees, customers, shareholders, and the communities we serve. Southern Style has been a part of our company for a decade, and it has served us well. We have modified it to make it easier for employees to understand and re-committed ourselves to it. It shows we are serious about being the best company in our industry. Not just today or for the next quarter, but for the long term.

What is the status of major rate proceedings in the regulated retail business?

We successfully completed rate proceedings in Georgia, Alabama, and Mississippi in 2004 that should help provide future earnings stability. These regulatory actions also will enable us to recover substantial capital investments to facilitate the continued reliability of our transmission and distribution network and to continue environmental improvements at our generating plants. In each of these cases, we dealt with complex issues but were able to work constructively with regulators to achieve outcomes that are good for all stakeholders. The state regulatory process is an ongoing one and we will continue to take the same positive approach to other matters that come before us, including two that are currently pending–a fuel cost recovery request filed by Georgia Power and a rate proceeding by Savannah Electric.

Will Southern Company build a new nuclear power plant?

The next generation of nuclear power plants needs to be developed for the good of the country. Nuclear power is an efficient, low-cost technology available to us for the long term. Whether or not Southern Company builds new facilities will depend on the evolution of the regulatory environment, the permitting process, the economics, and all of the things associated with these factors. But we have to be part of exploring the nuclear power option–and we are–because our responsibility to our customers is to provide a reliable supply of energy at the lowest reasonable cost.

Some others in the industry are pursuing mergers and acquisitions. Is Southern Company planning anything?

We actively survey the landscape in our industry, using a set of criteria to evaluate opportunities. In general, we seek to ensure that any potential transaction would contribute positively to our attractive growth and low-risk financial profile and be consistent with our distinctive business strategy focused on the "Super Southeast." Said another way, I believe we already have the critical mass to succeed in our industry. Any acquisition would clearly have to add to shareholder value and improve our prospects for delivering superior reliability, low prices, and the best customer satisfaction in our industry.

What is the company's policy regarding dividends?

We're committed to the dividend as a key component of the total return we offer to shareholders. We've paid consecutive quarterly dividends on our common stock since 1948, and we're proud that we have increased the dividend rate each of the past three years. Our goal is to grow earnings per share on a regular, predictable, and sustainable basis and therefore to grow dividends per share in a consistent manner.

Is the company doing its part to improve the environment?

Having begun my career at Southern Company on the environmental side of the business, I have a special passion about this issue. And I'm extremely proud of the record we've established at Southern Company. By researching and deploying state-of-the-art technology and advocating reasonable regulation based on good science, we've significantly reduced our emissions while increasing generation to meet our customers' growing energy needs. I'm also proud that our employees have been leaders in local stewardship activities. We're continuing on this path, but these are not short-term, easy, or inexpensive issues to resolve. In many cases they are global in nature. We have to find ways to balance all these things and act in ways that allow us to fulfill our fundamental commitment to our customers and shareholders.

What is being done to ensure the company's management has a "deep bench?"

I think our executive team is strong and doing a great job of guiding the company. To maintain strong leadership, we've developed a rigorous process to identify people with high potential and assess their developmental needs. We give these folks experience with different jobs and business units within the company so they get broader experience. One result of this is we have replaced 42 officers in the past five years and all but three have been promoted from within the company. We didn't need to go outside because we had developed such strong and deep talent within. Another part of this effort is increasing diversity in backgrounds, perspectives, and ideas. We're making progress. Last year, for example, 31 percent of leadership promotions went to minorities or women.



PROUD OF OUR ENERGY

Southern Company's emphasis on unquestionable trust, superior performance, and total commitment is reflected in the actions of our people. Our success as a company is based on constantly striving for outstanding results for our shareholders, customers, employees, and the communities we serve.

"When I tell people where I work, they say, 'I wish I had a job like that.' It makes me feel good to know how well the company is thought of in the public eye."
Ricky Burson, *Georgia Power*

"Southern Company means working to help people and being of service to them in their time of need. It's about working to get the job done with all kinds of people."
David Wright, *Alabama Power*

"Our company takes pride in itself and in its employees, and in return we take pride in working for such a great company."
Charlene Damron, *Gulf Power*

Eufaula, AL
Hattiesburg, MS
Prattville, AL
McDonough, GA
Carrollton, GA
Pensacola, FL
Waynesboro, GA
Valdosta, GA

Front Row (L-R):

***Margaret Cook**, Nuclear Security Officer, Plant Vogtle, Southern Nuclear; **Ricky Burson**, Lineman, Georgia Power;*
***Benjy Sheffield**, Information Technology Field Operations Technician-Senior, Southern Company; **Charlene Damron**, Customer Representative, Gulf Power;*
***Pradeep Vitta**, Customer Technologies Research Program Manager, Southern Company; **Tanya Chisholm**, Senior Secretary, Savannah Electric;*
***Trent Crabbe**, Lineman, Georgia Power; **Leonel Cruz**, Auxiliary Equipment Operator, Plant Bowen, Georgia Power.*

Back Row (L-R):

***David Wright**, Storekeeper, Alabama Power; **Patrick Hurd**, Customer Serviceman, Mississippi Power;*
***Clay McConnell**, Business Office Manager, Alabama Power; **Kim Smith**, Customer Service Consultant, Georgia Power;*
***Garfael Turner**, Customer Service Consultant, Georgia Power; **Todd Prevatt**, Nuclear Security Supervisor, Plant Farley, Southern Nuclear;*
***Mitzi Alston**, Senior Field Services Representative, Georgia Power.*

Behind Southern Company's 25,600 employees is a business model with a proven record of success. Our main business is generating and delivering electricity through our five regulated utilities and through our growing but conservatively structured competitive wholesale generation business. Southern Company brands have a well-earned reputation for reliability, customer service, and retail electricity prices that are 15 percent below the national average. Focused on the Southeast, the region we know best, we strive to provide the best value for our customers and shareholders.

"I like working for a company that strives for initiative and innovation, promotes teamwork, and enhances the quality of life for its employees and its customers."
***Tanya Chisholm**, Savannah Electric*

"When I think about what Southern Company means, I don't think about the lines and poles, but I do think about the people. It's the employees who make this a really great company."
***Clay McConnell**, Alabama Power*

"Southern Company is all about providing electricity to the public at a competitive price. The company places a high priority on safety, is fair to all, and really promotes teamwork."
***Benjy Sheffield**, Southern Company*


Dothan, AL
Lawrenceville, GA
Jonesboro, GA
Birmingham, AL
Savannah, GA
Cartersville, GA



Regulated Utilities
Customers
2004 Net Income
Alabama Power
1.4 million
$481 million
Georgia Power
2.1 million
$658 million
Gulf Power
396,000
$68 million
Mississippi Power
195,000
$77 million
Savannah Electric
143,000
$24 million
Our largest business segment, with electric utilities in four states, contributed about 85 percent of total earnings in 2004.

Jenna Tatum, Campus Relations Specialist–Human Resources, Southern Company



SUPERIOR PERFORMANCE IN A GROWING REGION

People and businesses continue to be attracted to the Southeast, making it one of the country's top growth regions. Southern Company and its subsidiaries are here to serve it with reliable, affordable energy.

COMPETITIVE GENERATION

The higher-growth part of our business, serving wholesale power customers in the Southeast, primarily through long-term contracts. Includes our wholesale operating company, Southern Power, which had net income of $112 million in 2004, and also wholesale income from our regulated retail business.

CAPACITY–Southern Power has about 4,800 megawatts of generating capacity in commercial operation dedicated to the competitive wholesale market.

CUSTOMERS–Wholesale customers currently include about 75 investor-owned utilities, electric cooperatives, and municipalities in Alabama, Florida, Georgia, Kentucky, Mississippi, and the Carolinas.

GROWTH–Net income from competitive generation was $220 million in 2004. Our goal is to earn $300 million from this business by 2007. Seven new wholesale contracts, totaling 2,105 megawatts, were secured in 2004.

OTHER MAJOR SUBSIDIARIES & BUSINESS UNITS

SOUTHERN NUCLEAR–The licensed operator of Southern Company's three nuclear generating plants in Alabama and Georgia.

SOUTHERNLINC WIRELESS–A wireless communications network with 289,000 subscribers in the Southeast.

SOUTHERN TELECOM–A telecommunications subsidiary providing wholesale dark fiber optic solutions to businesses in the Southeast.

SOUTHERN COMPANY GAS–A competitive retail natural gas company serving 174,000 customers in Georgia.

PROJECTED CAPITAL EXPENDITURES 2005-2007

(in billions of dollars)

Regulated Infrastructure	
Fossil/Hydro Retrofits	$0.8
Environmental	2.0
Nuclear Fuel and Retrofits	0.5
Transmission/Distribution	3.1
Other	0.5
Competitive Generation	0.9
Products/Services and Other	0.1
Total Capital Expenditures	$7.9



TAKING SOUTHERN TO THE STREET

From Peachtree Street to Wall Street, Southern Company's goal is to achieve excellent financial results through conservative management, backed by a well-executed, low-risk business strategy.

Superior financial performance marked by solid returns for shareholders and a disciplined, low-risk approach to running the business is a primary objective of Southern Company. Our business model is simple and transparent–focused on the business we know best in the region we know best. We strive to build constructive regulatory relationships, maintain healthy capital spending, and make sure we never lose sight of the fundamentals that drive the business–superior reliability, low prices, and the best customer satisfaction in the industry.

Our goal is to average 5 percent annual growth in earnings per share over the long term with a return on equity in the top quartile of electric utilities. For 2005, our earnings per share target is in a range of $2.04 to $2.09.

In our main regulated retail business, we serve 4.2 million customers. The region's economy is diverse and expanding. We project long-term average annual customer growth of 1.5 percent and electricity demand growth of 2 percent. Our other large business is competitive wholesale generation, which seeks to grow both in our traditional service territory as well as in the surrounding states of the "Super Southeast." Though our wholesale business is expected to provide a solid growth engine, it is built primarily on long-term contracts to be consistent with our overall low-risk strategy. Our goal in this business is to earn $300 million by 2007.

In 2004, we delivered strong results throughout the business and worked to strengthen the company for the future. That's because our goal is to deliver sustained superior performance. So we take the long view of running the business. We pay attention to the basics, set credible goals, and focus our talents on meeting or exceeding those goals.

A LONG-TERM RETURN LEADER

Total Shareholder Return *(percent)*	**3-year**	**5-year**	**10-year**	**30-year**
Southern Company	15.1	24.5	16.5	17.9
S&P 500 Electric Utility Index	10.0	11.3	10.6	NA
S&P 500 Index	3.6	(2.3)	12.1	13.7

Annual returns for the period ending December 31, 2004. Assumes dividends were reinvested.


WALL ST

...have delivered an outstanding return to our ... in the short term and the long ... by staying focused on what we do best.

...Fanning, Chief Financial Officer

Building Unquestionable Trust

The same fundamentals of customer satisfaction upon which we have built our traditional regulated retail business also apply to our competitive wholesale generation business. We believe all customers want–and deserve–outstanding service and reliability, as well as competitive pricing. And that's what we deliver. It all comes down to good relationships, which are really about unquestionable trust.

*Jesse C. Tilton III (left), CEO of ElectriCities of North Carolina, which provides management services to North Carolina Municipal Power Agency Number 1 (NCMPA1), and **Kirk Lanier**, Southern Company Generation business development manager. Continuing a relationship that began five years ago, NCMPA1 last year signed its third contract to purchase wholesale power from Southern Company.*


Welcome to the Great State of
North Carolina




c d
b
a

CUSTOMERS–Electric
(year-end 2004, in thousands)

a. Residential: 3,600
b. Commercial: 578
c. Industrial: 14
d. Other *(includes wholesale)*: 5


e
d
a
c
b

KILOWATT-HOUR SALES
(year-end 2004, in millions)

a. Industrial: 56,399
b. Commercial: 50,037
c. Residential: 49,702
d. Wholesale: 35,239
e. Other: 1,005

Southern Satisfaction

We're committed to providing reliable electricity at low prices with great service every day to each of our 4.2 million customers.

THE PROMISE. Keeping the lights on. Responding to problems quickly and effectively when they occur. Working to keep prices significantly below the national average. This is how we keep our standing as the industry leader in customer satisfaction year after year. It's the driving principle behind most everything we do. It requires good planning, allocation of resources, innovative use of new technology, and constant training to ensure continuous improvement. And it means always remembering that customer satisfaction is what drives our business results.

GETTING RECOGNITION. Our customers have long known how well we measure up in service. Now the word is spreading. Southern Company has been rated the nation's top energy utility in the American Customer Satisfaction Index for five straight years and in fact is ranked second among all service-industry companies surveyed. We also were ranked "Highest Customer Satisfaction with Residential and Business Electric Service in the Southern U.S." in the 2004 Residential Customer Satisfaction and Business Customer Satisfaction Studies by J.D. Power and Associates.

RELIABILITY IS KEY. We believe nobody builds and operates generating plants better than Southern Company. Our generation team in 2004 set a new company record for peak season equivalent forced outage rate and exceeded its goal for commercial availability, two key measures of reliability. Translation: The power was there when it was needed. Once the power is generated, it must get to its destinations reliably. To make sure we continue to excel in this regard, we continue to strengthen our transmission and distribution systems. In the past three years, Southern Company has invested $2.7 billion in lines and substations, and an additional $3.1 billion investment is projected through 2007. In 2004, we constructed approximately 170 miles of new transmission lines and upgraded an additional 764 miles of line.



SHOWING TOTAL COMMITMENT

In September 2004, Southern Company faced the most destructive storm in its history, Hurricane Ivan. Responding in the worst of times, our people were at their best.

The magnitude of Hurricane Ivan was staggering. More than 1.6 million Southern Company customers in Alabama, Florida, Georgia, and Mississippi–40 percent of all our customers–lost power. In Florida alone, more than 90 percent of Gulf Power's customers were without electricity. In Alabama, the number of outages totaled 826,000. Countless homes and businesses were destroyed or damaged. Power lines fell. The storm's wrath was compounded by the damage left by two other hurricanes that had blown through in recent weeks and by the fact that many of those called to pick up the pieces had suffered the effects of the storm in their own lives.

But the enormity of Southern Company's response was equally as impressive. Employees and contractors from all our major businesses–along with outside personnel from as far away as Canada–banded together to work on a remarkable restoration effort. Despite extremely difficult conditions, from washed-out roads and bridges to tight supplies caused by the previous storms, each day more and more customers saw their lights come back on. Electric service was restored within one week to 94 percent of the affected Southern Company customers and within two weeks to all who were able to receive power safely.

Responding to the storm was, for the Southern Company team, more than a display of technical expertise. Stories abounded of individual acts of kindness by Southern Company people. There were the workers, though tired and hungry themselves, who gave their meals and drinks to a group of young children in an area that was hit hardest by the storm. Members of another crew opened their wallets and gave $500 to an elderly widow who had her own money stolen at a hurricane shelter.

The total commitment to serving customers by Southern Company people was on great display. As one customer said simply, "It was an amazing feat."

IVAN'S WRATH

Company	Number of Outages at Peak	Percent of Total Customers
Alabama Power	826,000	59
Georgia Power	400,000	19
Gulf Power	365,000	92
Mississippi Power	70,000	36
Total Southern Company	**1.6 million**	**40**


Hurricane Ivan
Sept. 16, 2004 - 1.6 Million Outages
Sept. 29, 2004 - Power Restored

Responding To The Call

The service areas of Gulf Power and Alabama Power bore the brunt of the storm. A team of more than 5,000 employees from across the system and outside personnel worked together to restore power in record time to all those able to receive it.

Part of the Team (L-R): ***Lorraine Baughman**, Manager-Supply Chain Management, Gulf Power; **J. T. Young**, Regional Chief Information Officer, Southern Company; **Don Boyd**, Distribution Planning Manager, Alabama Power*

LEADING BY EXAMPLE

A significant step forward in providing cleaner energy was made in 2004 when the U.S. Department of Energy (DOE) selected Southern Company and the Orlando Utilities Commission to build an advanced 285-megawatt, coal gasification facility in central Florida as part of the federal Clean Coal Power Initiative. The plant will showcase the most efficient coal-fired power technology in the world and is expected to produce the same amount of energy as current pulverized coal technology but with significantly less emissions. The project is based on technology that Southern Company, the DOE, and others have been developing at the Power Systems Development Facility near Wilsonville, Alabama.

Randall E. Rush, Director,
Power Systems Development Facility


Future Site of
Stanton Coal Gasification Facility
Orlando, Florida



ENVIRONMENTAL PROGRESS

Southern Company is totally committed to solutions that continue to minimize our impact on the environment while meeting the Southeast's growing energy needs.

GENERATION & EMISSIONS

Percentage of Change, Historical & Projected


100%
Generation
SO_2
NO_X
50%
0%
50%
100%
1990
1995
2000
2005
2010
2015
2020

ACHIEVEMENT AND CHALLENGE. Balancing the responsibility to meet growing energy demand with the importance of a healthy environment is a major challenge, one we're meeting head-on. We've made progress in reducing emissions while increasing generation. For example, emissions of sulfur dioxide (SO_2) and nitrogen oxide (NOx) by Southern Company generating units have dropped significantly, about 40 percent, in the past 15 years, while generation of electricity has increased substantially, about 30 percent. Our projections show these trends continuing long term. We have achieved much, but we are totally committed to doing more.

FORWARD-LOOKING. A big part of the solution is technology. Because coal is such an abundant resource, it will continue to be a major fuel source for electricity generation. So it is vital that the most efficient, effective ways of reducing emissions from coal use are found. We are involved in developing new technologies, such as the coal gasification facility in Florida. And we are seeking more ways to use current technologies to reduce the environmental impact of coal. Over the next 10 years, we plan to invest more than $6 billion to reduce overall emissions of SO_2, NOx, and mercury by nearly 70 percent from today's levels, while continuing initiatives that seek the best ways to capture, sequester, or reduce carbon dioxide (CO_2). We're involved in numerous other initiatives to make power cleaner, including a first-in-the-nation comprehensive mercury research center planned at Gulf Power.

OPEN DIALOGUE. In response to a shareholder request at the 2004 Annual Meeting of Stockholders, Southern Company plans to issue a report this spring providing an overview of our actions for meeting the challenges of existing and anticipated air quality regulations, as well as potential policies to address emissions of CO_2. We believe the report, developed over the past year, will make a positive contribution to the ongoing discussion of efforts to find environmental solutions. To obtain a copy of the report, after May 24, contact us at the address listed on Page 80.



MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING



Southern Company's management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Under management's supervision, an evaluation of the design and effectiveness of Southern Company's internal control over financial reporting was conducted based on the framework in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that Southern Company's internal control over financial reporting was effective as of December 31, 2004.

Deloitte & Touche LLP, an independent registered public accounting firm, as auditors of Southern Company's financial statements, has issued an attestation report on management's assessment of the effectiveness of Southern Company's internal control over financial reporting as of December 31, 2004. Deloitte & Touche LLP's report, which expresses unqualified opinions on management's assessment and on the effectiveness of Southern Company's internal control over financial reporting, is included herein.

David M. Ratcliffe
Chairman, President, and Chief Executive Officer

Thomas A. Fanning
Executive Vice President, Chief Financial Officer, and Treasurer

February 28, 2005



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Southern Company

We have audited management's assessment, included in the accompanying Management Report (page 20), that Southern Company (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated February 28, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Atlanta, Georgia
February 28, 2005



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Southern Company

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Southern Company and Subsidiary Companies (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements (pages 42 to 73) present fairly, in all material respects, the financial position of Southern Company and Subsidiary Companies at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2003 the Southern Company changed its method of accounting for asset retirement obligations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte + Touche LLP

Atlanta, Georgia
February 28, 2005



OVERVIEW

Business Activities

Southern Company's primary business is electricity sales in the Southeast by the retail operating companies–Alabama Power, Georgia Power, Gulf Power, Mississippi Power, and Savannah Electric–and Southern Power. Southern Power is an electric wholesale generation subsidiary with market-based rate authority.

Many factors affect the opportunities, challenges, and risks of Southern Company's electricity business. These factors include the retail operating companies' ability to maintain a stable regulatory environment, to achieve energy sales growth while containing costs, and to recover costs related to growing demand and increasingly more stringent environmental standards. In 2004, Alabama Power, Georgia Power, and Mississippi Power each completed retail rate proceedings that should help provide future earnings stability. These regulatory actions will also enable the recovery of substantial capital investments to facilitate the continued reliability of the transmission and distribution network and to continue environmental improvements at the generating plants. Appropriately balancing environmental expenditures with customer prices will continue to challenge the Company for the foreseeable future.

Another major factor is the profitability of the competitive market-based wholesale generating business and federal regulatory policy, which may impact Southern Company's level of participation in this market. Southern Power continued executing its regional strategy in 2004 by signing several wholesale contracts with major utilities, as well as with cooperatives and municipal suppliers in the Southeast. Southern Company's average wholesale contract now extends more than 13 years, with the average Southern Power market-based contract extending more than 11 years. These contracts reduce remarketing risk until the middle of the next decade. However, the Company continues to face regulatory challenges related to transmission and market power issues at the national level.

Southern Company's other business activities include investments in synthetic fuels and leveraged lease projects, telecommunications, energy-related services, and natural gas marketing. Management continues to evaluate the contribution by each of these activities to total shareholder return and may pursue acquisitions and dispositions accordingly.

Key Performance Indicators

In striving to maximize shareholder value while providing low-cost energy to more than 4 million customers, Southern Company focuses on several key indicators. These indicators include customer satisfaction, peak season equivalent forced outage rate (Peak Season EFOR), return on equity (ROE), and earnings per share (EPS). Southern Company's financial success is directly tied to the satisfaction of its customers. Key elements of ensuring customer satisfaction include outstanding service, high reliability, and competitive prices. Management uses nationally recognized customer satisfaction surveys and reliability indicators to evaluate the Company's results. Peak Season EFOR is an indicator of plant availability and efficient generation fleet operations during the months when generation needs are greatest. The rate is calculated by dividing the number of hours of forced outages by total generation hours. ROE is a performance standard used by both the investment community and many regulatory agencies. EPS is a major component of the Company's efforts to increase returns to shareholders through dividend growth. Southern Company's 2004 results compared with its targets for each of these indicators are reflected in the following chart.

Key Performance Indicator	2004 Target Performance	2004 Actual Performance
Customer Satisfaction	Top quartile in national and regional surveys	Top quartile
Peak Season EFOR	3.00% or less	1.22%
ROE	14.5%	15.4%
EPS	$1.94-$1.99	$2.07

See RESULTS OF OPERATIONS herein for additional information on the Company's financial performance. The strong financial performance achieved in 2004 reflects the focus that management places on these indicators as well as the commitment shown by employees in achieving or exceeding management's expectations.

Earnings

Southern Company's financial performance in 2004 was the Company's best ever and again a leader in the electric utility industry. Net income of $1.53 billion in 2004 increased 3.9 percent over the prior year. Net income was $1.47 billion in 2003 and $1.32 billion in 2002, reflecting increases over the prior year of 11.8 percent and 17.6 percent, respectively. Basic EPS was $2.07 in 2004, $2.03 in 2003, and $1.86 in 2002. Dilution–which factors in additional shares related to stock options–decreased EPS by 1 cent each year.

Dividends

Southern Company has paid dividends on its common stock since 1948. Dividends paid per share on common stock were $1.415 in 2004, $1.385 in 2003, and $1.355 in 2002. In January 2005, Southern Company declared a quarterly dividend of 35.75 cents per share. This is the 229th consecutive quarter that Southern Company has paid a dividend equal to or higher than the previous quarter. The Company's goal for the dividend payout ratio is to achieve and maintain a payout of 70 percent of net income. The actual payout ratio was 68.2 percent for 2004.



RESULTS OF OPERATIONS

Electricity Businesses

Southern Company's electric utilities generate and sell electricity to retail and wholesale customers in the Southeast. A condensed income statement for the electricity business is as follows:

	Amount	Increase (Decrease) From Prior Year		
(in millions)	**2004**	**2004**	2003	2002
Electric operating revenues	**$11,465**	**$718**	$541	$ 291
Fuel	**3,395**	**397**	212	209
Purchased power	**643**	**170**	24	(269)
Other operation and maintenance	**3,008**	**150**	106	253
Depreciation and amortization	**908**	**(64)**	(16)	(155)
Taxes other than income taxes	**624**	**40**	29	22
Total electric operating expenses	**8,578**	**693**	355	60
Operating income	**2,887**	**25**	186	231
Other income, net	**23**	**21**	20	(41)
Interest expenses	**614**	**19**	10	(24)
Income taxes	**875**	**30**	68	75
Net income	**$ 1,421**	**$ (3)**	$128	$ 139

Revenues

Details of electric operating revenues are as follows:

(in millions)	**2004**	2003	2002
Retail–prior year	**$ 8,875**	$ 8,728	$ 8,440
Change in–			
Base rates	**41**	75	33
Sales growth	**216**	104	98
Weather	**48**	(135)	158
Fuel and other cost recovery clauses	**552**	103	(1)
Retail–current year	**9,732**	8,875	8,728
Sales for resale–			
Within service area	**504**	444	443
Outside service area	**837**	914	725
Total sales for resale	**1,341**	1,358	1,168
Other electric operating revenues	**392**	514	310
Electric operating revenues	**$11,465**	$10,747	$10,206
Percent change	**6.7%**	5.3%	2.9%

Retail revenues increased $857 million in 2004, $147 million in 2003, and $288 million in 2002. The significant factors driving these changes are shown in the preceding table. Electric rates for the retail operating companies include provisions to adjust billings for fluctuations in fuel costs, including the energy component of purchased energy costs. Under these provisions, fuel revenues generally equal fuel expenses–including the fuel component of purchased energy–and do not affect net income. Certain of the retail operating companies also have clauses to recover other costs, such as environmental and new plant additions.

Sales for resale revenues within the service area increased $60 million in 2004 due to continued customer growth in the Southeast and new contracts with utilities within the service area. Sales for resale were flat in 2003 and increased $104 million in 2002, primarily as a result of hotter than normal weather.

Revenues from energy sales for resale outside the service area decreased $77 million in 2004 and increased $189 million in 2003. In general, sales for resale outside the service area can be significantly influenced by weather, which affects both customer demand and generating availability for these types of sales. Neighboring utilities that depend heavily on gas-fired generation purchase larger amounts of power as natural gas prices increase. These factors contribute to the large fluctuations in sales from year to year. In 2004, however, coal prices also increased, resulting in a lower marginal price differential that reduced demand. In addition, mild summer weather throughout the Southeast also reduced demand. In 2003, Southern Company entered into several new contracts with neighboring utilities. In addition, milder weather in Southern Company's service territory, compared with the rest of the Southeast and combined with higher gas prices, resulted in increases in both customer demand and available generation. In 2002, revenues from energy sales for resale outside the service area were down $111 million from 2001, resulting from the expiration of certain short-term energy sales contracts.

Southern Company's average wholesale contract now extends more than 13 years. As a result, the Company has significantly reduced its remarketing risk until the middle of the next decade. Under unit power sales contracts, principally sales to Florida utilities, capacity revenues reflect the recovery of fixed costs and a return on investment, and energy is generally sold at variable cost. The capacity and energy components of the unit power contracts and other long-term contracts were as follows:

(in millions)	**2004**	2003	2002
Unit power–			
Capacity	**$185**	$182	$175
Energy	**213**	211	198
Other long term–			
Capacity	**78**	76	73
Energy	**361**	445	279
Total	**$837**	$914	$725

In May 2003, Mississippi Power and Southern Power entered into agreements with Dynegy, Inc. (Dynegy) that terminated all capacity sales contracts with subsidiaries of Dynegy. The termination payments from Dynegy resulted in an increase in other electric revenues of $135 million in 2003.



Energy Sales

Changes in revenues are influenced heavily by the volume of energy sold each year. Kilowatt-hour sales for 2004 and the percent change by year were as follows:

	Amount	Percent Change		
(billions of kilowatt-hours)	**2004**	**2004**	2003	2002
Residential	**49.7**	**3.9%**	(1.9)%	9.5%
Commercial	**50.0**	**3.4**	0.3	2.8
Industrial	**56.4**	**3.6**	1.0	1.8
Other	**1.0**	**0.8**	(0.2)	2.3
Total retail	**157.1**	**3.6**	(0.2)	4.5
Sales for resale–				
Within service area	**11.4**	**6.6**	(1.3)	15.6
Outside service area	**23.9**	**(20.1)**	37.4	1.5
Total	**192.4**	**0.1**	4.2	4.7

Energy sales in 2004 were strong across all retail customer classes as a result of an improved economy in the Southeast and customer growth of 1.5 percent. Residential energy sales in 2003 reflected a decrease in customer demand as a result of very mild weather partially offset by customer growth of 1.6 percent. In 2003, commercial sales continued to show steady growth while industrial sales increased somewhat over the depressed results of recent years. In 2002, the rate of growth in total retail energy sales was very strong. Residential energy sales reflected an increase as a result of hotter-than-normal summer weather and a 1.6 percent increase in customers. Energy sales to retail customers are projected to increase at an average annual rate of 1.88 percent during the period 2005 through 2010.

Sales to customers outside the service area under contracts and opportunity sales decreased by 6.0 billion kilowatt-hours in 2004, increased by 8.1 billion kilowatt-hours in 2003, and were flat in 2002. The decrease in 2004 as compared with 2003 is due to the increased availability of coal-fired generation in 2003 resulting from weather-related lower retail demand coupled with higher natural gas prices, which increased the wholesale market demand for opportunity sales. Unit power energy sales increased 1.9 percent in 2004 and 4.0 percent in 2003 and decreased 3.3 percent in 2002. Fluctuations in oil and natural gas prices, which are the primary fuel sources for unit power sales customers, influence changes in these sales. However, these fluctuations in energy sales under long-term contracts have a minimal effect on earnings because the energy is generally sold at variable cost.

Electric Operating Expenses

Electric operating expenses in 2004 were $8.6 billion, an increase of $693 million over 2003 expenses. Production costs, including fuel and purchased power expenses, exceeded the prior year by $624 million as a result of increased sales, a 12.7 percent increase in the average unit cost of fuel, and maintenance costs that were deferred from 2003. Non-production operation and maintenance costs increased by $93 million due to additional administrative and general expenses of $106 million, primarily related to employee benefits, nuclear security, and property insurance, as well as increased transmission and distribution expenses of $49 million primarily related to expenditures that were deferred from 2003. These increases were partially offset by a $60 million regulatory liability related to Plant Daniel that was expensed in 2003. Depreciation and amortization expenses declined by $64 million in 2004, primarily as a result of amortization of the Plant Daniel regulatory liability and a Georgia Power regulatory liability related to the levelization of certain purchased power costs that reduced amortization expense by $17 million and $90 million, respectively, from the prior year. See FUTURE EARNINGS POTENTIAL– "FERC and State PSC Matters–Mississippi Power Retail Rate Filing" herein and Note 3 to the financial statements under "Georgia Power Retail Rate Activity" for more information on these regulatory adjustments. These reductions were partially offset by a higher depreciable plant base. Taxes other than income taxes increased $40 million as a result of additional plant in service and a higher property tax base.

In 2003, electric operating expenses were $7.9 billion, an increase of $355 million over 2002 expenses. Production costs exceeded the prior year by $209 million as a result of increased sales and a 5.1 percent increase in the average unit cost of fuel. Non-production operation and maintenance costs increased by $133 million over the prior year. This increase in expenses was primarily driven by additional administrative and general expenses of $46 million, primarily due to higher property insurance and employee benefits, customer service expenses of $14 million, and the $60 million Plant Daniel regulatory liability discussed previously. Taxes other than income taxes increased $29 million in 2003 as a result of additional generating facilities and a higher property tax base. The $16 million decrease in depreciation and amortization in 2003 was primarily due to a $49 million reduction in amortization of the previously discussed Georgia Power purchased power regulatory liability and was partially offset by a higher depreciable plant base.

In 2002, electric operating expenses were $7.5 billion, an increase of $60 million over 2001 expenses. Production costs exceeded 2001 costs by $87 million as a result of increased sales. Non-production operation and maintenance costs also increased in 2002 by $106 million due to additional administrative and general expenses of $56 million and transmission and distribution expenses of $37 million. Taxes other than income taxes increased $22 million in 2002 due to higher property taxes related to commercial operation of new generating plants. Depreciation and amortization declined by $155 million in 2002 primarily as a result of Georgia Power's 2001 rate order to reverse and amortize over three years $333 million that had been previously expensed related to accelerated depreciation under a previous rate order. This amortization reduced depreciation expense in 2002 by $111 million.



Fuel and Purchased Power Expenses

Fuel costs constitute the single largest expense for the electric utilities. The mix of fuel sources for generation of electricity is determined primarily by demand, the unit cost of fuel consumed, and the availability of generating units. The amount and sources of generation, the average cost of fuel per net kilowatt-hour generated, and the average cost of purchased power were as follows:

	2004	2003	2002
Total generation *(billions of kilowatt-hours)*	**188**	189	183
Sources of generation *(percent)*–			
Coal	**69**	71	69
Nuclear	**16**	16	16
Gas	**12**	9	12
Hydro	**3**	4	3
Average cost of fuel per net kilowatt-hour generated *(cents)*	**1.87**	1.66	1.58
Average cost of purchased power per net kilowatt-hour *(cents)*	**4.48**	3.86	4.17

Fuel and purchased power expenses were $4.0 billion in 2004, an increase of $567 million or 16.3 percent above 2003 costs. This increase was attributed to higher average unit fuel cost.

Fuel and purchased power expenses were $3.5 billion in 2003, an increase of $236 million or 7.3 percent above the prior year costs. This increase was primarily attributed to higher average unit fuel cost and increased customer demand. The additional demand was met by generating 6 billion and purchasing 1.6 billion more kilowatt-hours than in 2002.

In 2002, fuel and purchased power expenses were $3.2 billion, a decrease of $60 million or 1.8 percent below the prior year costs. An additional 8.9 billion kilowatt-hours were generated in 2002, at a slightly higher average cost; however, this lowered requirements to purchase more expensive electricity from other utilities.

A significant upward trend in the cost of coal and natural gas has emerged since 2003, and volatility in these markets is expected to continue. Increased coal prices have been influenced by a worldwide increase in demand as a result of rapid economic growth in China as well as by increases in mining costs. Higher natural gas prices in the United States are the result of slightly lower gas supplies despite increased drilling activity. Natural gas supply interruptions, such as those caused by the 2004 hurricanes, result in an immediate market response, however, the impact of this price volatility may be reduced by imports of natural gas and liquefied natural gas. Fuel expenses generally do not affect net income, since they are offset by fuel revenues under the retail operating companies' fuel cost recovery provisions. Likewise, Southern Power's purchase power agreements (PPAs) generally provide that the purchasers are responsible for substantially all of the cost of fuel.

Electric Other Income and (Expense)

Total interest charges and other financing costs increased by $19 million in 2004 as a result of a lower percentage of interest costs capitalized as Southern Power projects reached completion in 2003. This increase was partially offset by the refinancing of higher cost debt at the retail operating companies in 2003. Total interest charges and other financing costs declined by $24 million in 2002 as a result of lower interest rates on short-term debt and continued refinancing of higher-cost long-term securities.

Other Business Activities

Southern Company's other business activities include the parent company–which does not allocate operating expenses to business units–investments in synthetic fuels and leveraged lease projects, telecommunications, energy-related services, and natural gas marketing. These businesses are classified in general categories and may comprise one or more of the following subsidiaries. Southern Company Holdings invests in various energy-related projects, including synthetic fuels and leveraged lease projects that receive tax benefits, which contribute significantly to the economic results of these investments; SouthernLINC Wireless provides digital wireless communications services to the retail operating companies and also markets these services to the public within the Southeast; Southern Telecom provides fiber optics services in the Southeast; and Southern Company GAS is a retail gas marketer serving customers in the State of Georgia.

A condensed income statement for Southern Company's other business activities follows:

	Amount	Increase (Decrease) From Prior Year		
(in millions)	**2004**	**2004**	2003	2002
Operating revenues	**$ 437**	**$ (2)**	$131	$ 68
Operation and maintenance	**447**	**8**	98	79
Depreciation and amortization	**47**	**(8)**	(4)	29
Taxes other than income taxes	**3**	**1**	–	–
Total operating expenses	**497**	**1**	94	108
Operating income	**(60)**	**(3)**	37	(40)
Equity in losses of unconsolidated subsidiaries	**(97)**	**(2)**	(3)	(31)
Leveraged lease income	**70**	**4**	8	(1)
Other income, net	**(7)**	**(14)**	7	(10)
Interest expenses	**83**	**(21)**	5	(36)
Income taxes	**(288)**	**(55)**	16	(105)
Net income	**$ 111**	**$ 61**	$ 28	$ 59



Southern Company's non-electric revenues were flat in 2004 and increased $131 million in 2003 and $68 million in 2002. The increases are primarily the result of Southern Company GAS beginning operations in August 2002 and increasing its revenues $5 million in 2004 and $101 million in 2003. SouthernLINC Wireless revenues also increased $6 million, $8 million, and $32 million in 2004, 2003, and 2002, respectively, as a result of increased wireless subscribers. A decrease in operating revenues in the energy-related services business offset the 2004 increases. Revenues from a subsidiary that primarily provides fuel transportation services related to synthetic fuel products were $115 million in 2004, increasing by $21 million, $37 million, and $26 million in 2004, 2003 and 2002, respectively, as a result of increased production at the synthetic fuel facilities. Most of these service revenues are ultimately included in the cost of the synthetic fuel purchased by Alabama Power and Georgia Power and, therefore, have no significant effect on consolidated revenues. See Note 1 to the financial statements under "Related Party Transactions" for additional information.

Operation and maintenance expenses for these other businesses increased by $8 million in 2004 when compared with the prior year as a result of a $12.6 million bad debt reserve related to additional federal income taxes and interest Southern Company paid on behalf of Mirant. See FUTURE EARNINGS POTENTIAL–"Other Matters - Mirant Related Matters" herein and Note 3 to the financial statements under "Mirant Related Matters–Mirant Bankruptcy" for additional information. The more significant increases in 2004 and 2003 were primarily driven by Southern Company GAS increases in purchased gas expenses of $3 million and $78 million, respectively, following the inception of its operations in August 2002. In 2002, expenses also increased $19 million as a result of additional SouthernLINC Wireless subscribers and $30 million as a result of increased production at the synthetic fuel facilities.

The increase in depreciation expense in 2002 reflects a $16 million charge related to the impairment of assets under certain customer contracts for energy-related services as well as the impact of property additions at SouthernLINC Wireless.

The increases in equity in losses of unconsolidated subsidiaries in 2002 reflect the results of additional investments in synthetic fuel partnerships that produce operating losses. These partnerships also claim federal income tax credits that offset these operating losses and make the projects profitable. These credits totaled $146 million in 2004, $120 million in 2003, and $108 million in 2002. Additionally in 2004, a $37 million reserve related to these tax credits was reversed following the settlement of an Internal Revenue Service (IRS) audit. See FUTURE EARNINGS POTENTIAL–"Income Tax Matters–Synthetic Fuel Tax Credits" herein and Note 3 to the financial statements under "Income Tax Matters–Synthetic Fuel Tax Credits" for additional information.

The decrease in other income in 2004 as compared with 2003 reflects a $15 million gain for a Southern Telecom contract settlement during 2003. The gain in 2003 was partially offset by an increase of $7 million in charitable contributions above the amount in 2002 made by the parent company.

Interest expenses for 2004 decreased $21 million as a result of the parent company's redemption of preferred securities in 2003. This decrease was partially offset by an increase in outstanding long-term debt in 2004. Interest expense in 2002 reflects lower interest rates and reduced amounts of debt outstanding for the parent company.

Effects of Inflation

The retail operating companies and Southern Power are subject to rate regulation and are party to long-term contracts, respectively, that are based on the recovery of historical costs. In addition, the income tax laws are based on historical costs. Therefore, inflation creates an economic loss because the Company is recovering its costs of investments in dollars that have less purchasing power. While the inflation rate has been relatively low in recent years, it continues to have an adverse effect on Southern Company because of the large investment in utility plant with long economic lives. Conventional accounting for historical cost does not recognize this economic loss nor the partially offsetting gain that arises through financing facilities with fixed-money obligations such as long-term debt and preferred securities. Any recognition of inflation by regulatory authorities is reflected in the rate of return allowed in the retail operating companies' approved electric rates.

FUTURE EARNINGS POTENTIAL

General

The retail operating companies operate as vertically integrated companies providing electricity to customers within their service areas in the southeastern United States. Prices for electricity provided to retail customers are set by state public service commissions (PSC) under cost-based regulatory principles. Retail rates and earnings are reviewed and adjusted periodically within certain limitations based on ROE. See ACCOUNTING POLICIES–"Application of Critical Accounting Policies and Estimates–Electric Utility Regulation" herein and Note 3 to the financial statements for additional information about these and other regulatory matters.

The results of operations for the past three years are not necessarily indicative of future earnings potential. The level of Southern Company's future earnings depends on numerous factors that affect the opportunities, challenges, and risks of Southern Company's primary business of selling electricity. These factors include the retail operating companies' ability to maintain a stable regulatory environment, to achieve energy sales growth while containing costs, and to recover costs related to growing demand and increasingly more stringent environmental standards. Another major factor is the profitability of the competitive market-based wholesale generating business and federal regulatory policy, which may impact Southern Company's level of participation in this market. Future earnings for the electricity business in the near term will depend, in part, upon growth in energy sales, which is subject to a number of factors. These factors include weather, competition, new energy contracts with neighboring utilities, energy conservation practiced by customers, the price of electricity, the price elasticity of demand, and the rate of economic growth in the service area.



Since 2001, merchant energy companies and traditional electric utilities with significant energy marketing and trading activities have come under severe financial pressures. Many of these companies have completely exited or drastically reduced all energy marketing and trading activities and sold foreign and domestic electric infrastructure assets. Southern Company has not experienced any material adverse financial impact regarding its limited energy trading operations and recent generating capacity additions. In general, Southern Company has constructed new generating capacity only after entering into long-term capacity contracts for the new facilities or to meet requirements of Southern Company's regulated retail markets, both of which are optimized by limited energy trading activities.

To adapt to a less regulated, more competitive environment, Southern Company continues to evaluate and consider a wide array of potential business strategies. These strategies may include business combinations, acquisitions involving other utility or non-utility businesses or properties, internal restructuring, disposition of certain assets, or some combination thereof. Furthermore, Southern Company may engage in new business ventures that arise from competitive and regulatory changes in the utility industry. Pursuit of any of the above strategies, or any combination thereof, may significantly affect the business operations and financial condition of Southern Company.

Environmental Matters

New Source Review Actions

In November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including Alabama Power and Georgia Power, alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at five coal-fired generating facilities. Through subsequent amendments and other legal procedures, the EPA added Savannah Electric as a defendant to the original action and added allegations regarding two additional generating facilities owned by Alabama Power. The EPA filed a separate action against Alabama Power after it was dismissed from the original action. As of the date of this report, the EPA alleges that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power, Georgia Power, and Savannah Electric. The civil actions request penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units. The actions against Alabama Power, Georgia Power, and Savannah Electric were effectively stayed in the spring of 2001 pending the appeal of a similar NSR action against the Tennessee Valley Authority before the U.S. Court of Appeals for the Eleventh Circuit. In June 2004, following the final resolution of that appeal, the U.S. District Court for the Northern District of Alabama lifted the stay in the action against Alabama Power, placing the case back onto the court's active docket. At this time, no party to the case against Georgia Power and Savannah Electric has sought to reopen that case, which remains administratively closed in the U.S. District Court for the Northern District of Georgia. See Note 3 to the financial statements under "Environmental Matters–New Source Review Actions" for additional information.

Southern Company believes that the retail operating companies complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $32,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in any one of these cases could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. This could affect future results of operations, cash flows, and possibly financial condition if such costs are not recovered through regulated rates.

In December 2002 and October 2003, the EPA issued final revisions to its NSR regulations under the Clean Air Act. The December 2002 revisions included changes to the regulatory exclusions and the methods of calculating emissions increases. The October 2003 regulations clarified the scope of the existing Routine Maintenance, Repair, and Replacement (RMRR) exclusion. A coalition of states and environmental organizations has filed petitions for review of these revisions with the U.S. Court of Appeals for the District of Columbia Circuit. The October 2003 RMRR rules have been stayed by the Court of Appeals pending its review of the rules. In any event, the final regulations must also be adopted by the individual states to apply to facilities in the Southern Company system. The effect of these final regulations, related legal challenges, and potential state rulemakings cannot be determined at this time.

Carbon Dioxide Litigation

On July 21, 2004, attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed a complaint in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. A nearly identical complaint was filed by three environmental groups in the same court. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. Plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. Southern Company and the other defendants have filed motions to dismiss both lawsuits. Southern Company intends to vigorously defend against these claims. While the outcome of these matters cannot be determined at this time, an adverse judgment in either of these actions could result in substantial capital expenditures.



Plant Wansley Environmental Litigation

On December 30, 2002, the Sierra Club, Physicians for Social Responsibility, Georgia Forestwatch, and one individual filed a civil suit in the U.S. District Court for the Northern District of Georgia against Georgia Power for alleged violations of the Clean Air Act at four of the units at Plant Wansley. The civil action requests injunctive and declaratory relief, civil penalties, a supplemental environmental project, and attorneys' fees. The Clean Air Act authorizes civil penalties of up to $27,500 per day, per violation at each generating unit. The liability phase of the case has concluded with the court ruling in favor of Georgia Power in part and the plaintiffs in part. Georgia Power has filed a petition for review of the decision with the U.S. Court of Appeals for the Eleventh Circuit. The district court case has been administratively closed pending that appeal. If necessary, the district court will hold a separate trial which will address civil penalties and possible injunctive relief requested by the plaintiffs. See Note 3 to the financial statements under "Environmental Matters–Plant Wansley Environmental Litigation" for additional information. The ultimate outcome of this matter cannot currently be determined; however, an adverse outcome could require substantial capital expenditures that cannot be determined at this time and could possibly require the payment of substantial penalties. This could affect future results of operations, cash flows, and possibly financial condition if such costs are not recovered through regulated rates.

Environmental Statutes and Regulations

Southern Company's operations are subject to extensive regulation by state and federal environmental agencies under a variety of statutes and regulations governing environmental media, including air, water, and land resources. Compliance with these environmental requirements involves significant capital and operating costs, a major portion of which is expected to be recovered through existing ratemaking provisions. Environmental costs that are known and estimable at this time are included in capital expenditures discussed under FINANCIAL CONDITION AND LIQUIDITY–"Capital Requirements and Contractual Obligations" herein. There is no assurance, however, that all such costs will, in fact, be recovered.

Compliance with the Clean Air Act and resulting regulations has been and will continue to be a significant focus for the Company. The Title IV acid rain provisions of the Clean Air Act, for example, required significant reductions in sulfur dioxide and nitrogen oxide emissions and resulted in total construction expenditures of approximately $400 million through 2000. Some of these previous expenditures also assisted the Company in complying with nitrogen oxide emission reduction requirements under Title I of the Clean Air Act, which were designed to address one-hour ozone nonattainment problems in Atlanta, Georgia, and Birmingham, Alabama. The states of Alabama and Georgia adopted regulations that required additional nitrogen oxide emission reductions from May through September of each year at plants in and/or near those nonattainment areas. Seven generating plants in the Atlanta area and two plants in the Birmingham area are currently subject to those requirements, the most recent of which went into effect in 2003. Construction expenditures for compliance with the nitrogen oxide emission reduction requirements totaled approximately $1.1 billion through 2004 with an additional $500 million committed through 2007 for these two states. These expenditures include costs associated with the regional nitrogen oxide reduction rules discussed below. See Note 3 to the financial statements under "Alabama Power Retail Regulatory Matters" for information regarding Alabama Power's recovery of costs associated with environmental laws and regulations.

In addition, in 2002, Gulf Power entered into an agreement with the State of Florida to install additional controls on certain units and to retire three older units at a plant near Pensacola to help ensure attainment of the ozone standard in the area. The conditions of the agreement will be fully implemented in 2006 at a cost of approximately $138 million, of which $44 million remains to be spent. Gulf Power's costs have been approved under its environmental cost recovery clause. See Note 1 to the financial statements under "Environmental Cost Recovery" for additional information.

To help attain the one-hour ozone standard, the EPA issued regional nitrogen oxide reduction rules in 1998. Those rules required 21 states, including Alabama and Georgia, to reduce and cap nitrogen oxide emissions from power plants and other large industrial sources. Affected sources, including five of the Company's coal-fired plants in Alabama, were required to comply with the reduction requirements by May 31, 2004. However, as a result of litigation challenging the rule, the courts required the EPA to complete a separate rulemaking before the requirements could be applied in Georgia. In April 2004, the EPA published final regional nitrogen oxide reduction rules applicable to Georgia, specifying a May 1, 2007 compliance date. However, in October 2004, the EPA announced that it would stay implementation of the rule as it relates to Georgia, while it initiates rulemakings to address issues raised in a petition for reconsideration filed by a coalition of Georgia industries. The impact of the nitrogen oxide reduction rules will depend on the outcome of the petition for reconsideration and/or any subsequent development and approval of Georgia's state implementation plan and cannot be determined at this time.

In March 2004, the EPA redesignated the Birmingham, Alabama, area from nonattainment to attainment under the one-hour ozone standard. In addition, in September 2003 the EPA reclassified the Atlanta area from a "serious" to a "severe" nonattainment area for the one-hour standard effective January 1, 2004. However, based on the last three years of data, the State of Georgia believes that the Atlanta area has attained the one-hour standard and is in the process of applying for redesignation from the EPA.

In July 1997, the EPA revised the national ambient air quality standards for ozone and particulate matter. These revisions made the standards significantly more stringent and included development of an eight-hour ozone standard, as opposed to the previous one-hour ozone standard. In the subsequent litigation of these standards, the U.S. Supreme Court found the EPA's implementation program for the new eight-hour ozone standard unlawful and remanded it to the EPA for further rulemaking. During 2003, the EPA proposed



implementation rules designed to address the court's concerns. On April 30, 2004, the EPA published its eight-hour ozone nonattainment designations and a portion of the rules implementing the new eight-hour ozone standard. Areas within the Southern Company's service area that have been designated as nonattainment under the eight-hour ozone standard include Birmingham, Macon (Georgia), and a 20-county area within metropolitan Atlanta. Under the implementation provisions of the new rule, the EPA announced that the one-hour ozone standard will be revoked on June 15, 2005 and that areas classified as "severe" nonattainment areas under the one-hour standard, such as Atlanta, will not be required to impose emissions fees if those areas fail to come into attainment with the one-hour standard. With respect to the eight-hour nonattainment areas, state implementation plans, including new emission control regulations necessary to bring those areas into attainment, could be required as early as 2007. These state implementation plans could require reductions in nitrogen oxide emissions from power plants. The impact of the eight-hour designations and the new standard will depend on the development and implementation of applicable state implementation plans and therefore cannot be determined at this time.

On December 17, 2004, the EPA issued its final "nonattainment" designations for the fine particulate national ambient air quality standard. Several areas within Southern Company's service area in Alabama and Georgia were included in the EPA's final particulate matter designations. The EPA plans to propose a fine particulate matter implementation rule in 2005 and finalize the implementation rule in 2006. State implementation plans addressing the nonattainment designations may be required by 2008 and could require reductions in sulfur dioxide emissions and further reductions in nitrogen oxide emissions from power plants. The impact of the fine particulate designations will depend on the development and implementation of applicable state implementation plans and therefore cannot be determined at this time.

In January 2004, the EPA issued a proposed Clean Air Interstate Rule (CAIR) to address interstate transport of ozone and fine particles. This proposed rule would require additional year-round sulfur dioxide and nitrogen oxide emission reductions from power plants in the eastern United States in two phases–in 2010 and 2015. The EPA currently plans to finalize this rule in 2005. If finalized, the rule could modify or supplant other state requirements for attainment of the fine particulate matter standard and the eight-hour ozone standard, as well as other air quality regulations. The impact of this rule on the Company will depend upon the specific requirements of the final rule and cannot be determined at this time.

The Company has developed and maintains an environmental compliance strategy for the installation of additional control technologies and the purchase of emission allowances to assure continued compliance with current sulfur dioxide and nitrogen oxide emission regulations. Additional expenses associated with these regulations are anticipated to be incurred each year to maintain current and future compliance. Because the Company's compliance strategy is impacted by factors such as changes to existing environmental laws and regulations, increases in the cost of emissions allowances, and any changes in the Company's fuel mix, future environmental compliance costs cannot be determined at this time.

Further reductions in sulfur dioxide and nitrogen oxides could also be required under the EPA's Regional Haze rules. The Regional Haze rules require states to establish Best Available Retrofit Technology (BART) standards for certain sources that contribute to regional haze and to implement emission reduction requirements that make progress toward remedying current visibility impairment in certain natural areas. The Company has a number of plants that could be subject to these rules. The EPA's Regional Haze program calls for states to submit implementation plans in 2008 that contain emission reduction strategies for implementing BART and for achieving sufficient progress toward the Clean Air Act's visibility improvement goal. In response to litigation, the EPA proposed revised rules in May 2004, which it plans to finalize in April 2005. The impact of these regulations will depend on the promulgation of final rules and implementation of those rules by the states, and, therefore, it is not possible to determine the effect of these rules on the Company at this time.

In January 2004, the EPA issued proposed rules regulating mercury emissions from electric utility boilers. The proposal solicits comments on two possible approaches for the new regulations–a Maximum Achievable Control Technology approach and a cap-and-trade approach. Either approach would require significant reductions in mercury emissions from Company facilities. The regulations are scheduled to be finalized by March 2005, and compliance could be required as early as 2008. Because the regulations have not been finalized, the impact on the Company cannot be determined at this time.

Major bills to amend the Clean Air Act to impose more stringent emissions limitations on power plants, including the Bush Administration's Clear Skies Act, have been re-proposed in 2005. The Clear Skies Act is expected to further limit power plant emissions of sulfur dioxide, nitrogen oxides, and mercury and to supplement the proposed CAIR and mercury regulatory programs. Other proposals to limit emissions of carbon dioxide have also been introduced. The cost impacts of such legislation would depend upon the specific requirements enacted and cannot be determined at this time.

Under the Clean Water Act, the EPA has been developing new rules aimed at reducing impingement and entrainment of fish and fish larvae at power plants' cooling water intake structures. In July 2004, the EPA published final rules that will require biological studies and, perhaps, retrofits to some intake structures at existing power plants. The impact of these new rules will depend on the results of studies and analyses performed as part of the rules' implementation and the actual limits established by the regulatory agencies.



Georgia Power is installing cooling towers at additional facilities under the Clean Water Act to cool water prior to discharge. Near Atlanta, a cooling tower for one plant was completed in 2004 with two others scheduled for completion in 2008. The total estimated cost of these projects is $248 million, with $170 million remaining to be spent. Also, Georgia Power is conducting a study of the aquatic environment at another facility to determine if further thermal controls are necessary at that plant.

Several major pieces of environmental legislation are periodically considered for reauthorization or amendment by Congress. These include: the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Resource Conservation and Recovery Act; the Toxic Substances Control Act; the Emergency Planning & Community Right-to-Know Act, and the Endangered Species Act. Compliance with possible additional federal or state legislation or regulations related to global climate change or other environmental and health concerns could also significantly affect Southern Company. The impact of any new legislation, changes to existing legislation, or environmental regulations could affect many areas of Southern Company's operations. The full impact of any such changes cannot, however, be determined at this time.

Global Climate Issues

Domestic efforts to limit greenhouse gas emissions have been spurred by international discussions surrounding the Framework Convention on Climate Change–and specifically the Kyoto Protocol–which proposes constraints on the emissions of greenhouse gases for a group of industrialized countries. The Bush Administration has not supported U.S. ratification of the Kyoto Protocol or other mandatory carbon dioxide reduction legislation and, in 2002, announced a goal to reduce the greenhouse gas intensity of the U.S.–the ratio of greenhouse gas emissions to the value of U.S. economic output–by 18 percent by 2012. A year later, the Department of Energy (DOE) announced the Climate VISION program to support this goal. Energy-intensive industries, including electricity generation, are the initial focus of this program. Southern Company is leading the development of a voluntary electric utility sector climate change initiative in partnership with the government. The utility sector has pledged to reduce its greenhouse gas emissions rate by 3 to 5 percent over the next decade and, on December 13, 2004, signed a memorandum of understanding with the DOE initiating this program under Climate VISION. Because efforts under this voluntary program are just beginning, the impact of this program on the Company cannot be determined at this time.

Environmental Remediation Reserves

Southern Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the retail operating companies could incur substantial costs to clean up properties. The retail operating companies conduct studies to determine the extent of any required cleanup and have recognized in their respective financial statements the costs to clean up known sites. Amounts for cleanup and ongoing monitoring costs were not material for any year presented. The retail operating companies may be liable for some or all required cleanup costs for additional sites that may require environmental remediation. See Note 3 to the financial statements under "Environmental Matters-Environmental Remediation" for additional information.

In September 2004, Gulf Power increased its estimated liability for the estimated costs of environmental remediation projects by approximately $47 million. This increase relates to new regulations and more stringent site closure criteria by the Florida Department of Environmental Protection (FDEP) for impacts to soil and groundwater from herbicide applications at Gulf Power substations. The schedule for completion of the remediation projects will be subject to FDEP approval. The projects have been approved by the Florida PSC for recovery, as expended, through Gulf Power's environmental cost recovery clause; therefore, there was no impact on Gulf Power's net income as a result of these revised estimates.

Under Georgia PSC ratemaking provisions, $22 million has been deferred in a regulatory liability account for use in meeting future environmental remediation costs of Georgia Power. Under the December 2004 three-year retail rate plan ending December 31, 2007 (2004 Retail Rate Plan), this regulatory liability will be amortized over a three-year period beginning January 1, 2005. However, the order also approved an annual environmental accrual of $5.4 million. Environmental remediation expenditures will be charged against the reserve as they are incurred. The annual accrual amount will be reviewed and adjusted in future regulatory proceedings.

FERC and State PSC Matters

Transmission

In December 1999, the Federal Energy Regulatory Commission (FERC) issued its final rule on Regional Transmission Organizations (RTOs). Since that time, there have been a number of additional proceedings at the FERC designed to encourage further voluntary formation of RTOs or to mandate their formation. However, at the current time, there are no active proceedings that would require Southern Company to participate in an RTO. Current FERC efforts that may potentially change the regulatory and/or operational structure of transmission include rules related to the standardization of generation interconnection, as well as an inquiry into, among other things, market power by vertically integrated utilities. See "Generation Interconnection Agreements" and "Market-Based Rate Authority" below for additional information. The final outcome of these proceedings cannot now be determined. However, Southern Company's financial condition, results of operations, and cash flows could be adversely affected by future changes in the federal regulatory or operational structure of transmission.



Generation Interconnection Agreements

In July 2003, the FERC issued its final rule on the standardization of generation interconnection agreements and procedures (Order 2003). Order 2003 shifts much of the financial burden of new transmission investment from the generator to the transmission provider. The FERC has indicated that Order 2003, which was effective January 20, 2004, is to be applied prospectively to interconnection agreements. Subsidiaries of Tenaska, Inc., as counterparties to three previously executed interconnection agreements with subsidiaries of Southern Company, have filed complaints at the FERC requesting that the FERC modify the agreements and that Southern Company refund a total of $19 million previously paid for interconnection facilities, with interest. Southern Company has also received similar requests from other entities totaling $9 million. Southern Company has opposed such relief, and the proceedings are still pending. The impact of Order 2003 and its subsequent rehearings on Southern Company and the final results of these matters cannot be determined at this time.

Market-Based Rate Authority

Each of the retail operating companies and Southern Power has authorization from the FERC to sell power to nonaffiliates at market-based prices. The retail operating companies and Southern Power also have FERC authority to make short-term opportunity sales at market rates. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate. In November 2001, the FERC modified the test it uses to consider utilities' applications to charge market-based rates and adopted a new test called the Supply Margin Assessment (SMA). The FERC applied the SMA to several utilities, including Southern Company, the retail operating companies, and Southern Power, and found Southern Company and others to be "pivotal suppliers" in their retail service territories and ordered the implementation of several mitigation measures. Southern Company and others sought rehearing of the FERC order, and the FERC delayed the implementation of certain mitigation measures. In April 2004, the FERC issued an order that abandoned the SMA test and adopted a new interim analysis for measuring generation market power. This new interim approach requires utilities to submit a pivotal supplier screen and a wholesale market share screen. If the applicant does not pass both screens, there will be a rebuttable presumption regarding generation market power. The FERC's order also sets forth procedures for rebutting these presumptions and addresses mitigation measures for those entities that are found to have market power. In the absence of specific mitigation measures, the order includes several cost-based mitigation measures that would apply by default. The FERC also initiated a new rulemaking proceeding that, among other things, will adopt a final methodology for assessing generation market power.

In July 2004, the FERC denied Southern Company's request for rehearing, along with a number of others, and reaffirmed the interim tests that it adopted in April 2004. In August 2004, Southern Company submitted a filing to the FERC that included results showing that Southern Company passed the pivotal supplier screen for all markets and the wholesale market share screen for all markets except the Southern Company retail service territory. Southern Company also submitted other analyses to demonstrate that it lacks generation market power. On December 17, 2004, the FERC initiated a proceeding to assess Southern Company's generation dominance within its retail service territory. The ability to charge market-based rates in other markets is not at issue. As directed by this order, on February 15, 2005, Southern Company submitted additional information related to generation dominance in its retail service territory. Any new market-based rate transactions in its retail service territory entered into after February 27, 2005 will be subject to refund to the level of the default cost-based rates, pending the outcome of the proceeding. Southern Company, along with other utilities, has also filed an appeal of the FERC's April and July 2004 orders with the U.S. Court of Appeals for the District of Columbia Circuit. The FERC has asked the court to dismiss the appeal on the grounds that it is premature.

In the event that the FERC's default mitigation measures are ultimately applied, Southern Power and the retail operating companies may be required to charge cost-based rates for certain wholesale sales in the retail service territory, which may be lower than negotiated market-based rates. The final outcome of this matter will depend on the form in which the final methodology for assessing generation market power and mitigation rules may be ultimately adopted and cannot be determined at this time.

Georgia Power Retail Rate Case

On December 21, 2004, the Georgia PSC approved the 2004 Retail Rate Plan for Georgia Power. Under the terms of the 2004 Retail Rate Plan, earnings will be evaluated against a retail ROE range of 10.25 percent to 12.25 percent. Two-thirds of any earnings above 12.25 percent will be applied to rate refunds, with the remaining one-third retained by Georgia Power. Retail rates and customer fees were increased by approximately $203 million effective January 1, 2005 to cover the higher costs of purchased power, operating and maintenance expenses, environmental compliance, and continued investment in new generation, transmission, and distribution facilities to support growth and ensure reliability.

Georgia Power will not file for a general base rate increase unless its projected retail return on common equity falls below 10.25 percent. Georgia Power is required to file a general rate case by July 1, 2007, in response to which the Georgia PSC would be expected to determine whether the 2004 Retail Rate Plan should be continued, modified, or discontinued. See Note 3 to the financial statements under "Georgia Power Retail Rate Activity" for additional information.



Alabama Power Environmental Rate Filing

On October 5, 2004, the Alabama PSC approved a specific rate mechanism for the recovery of Alabama Power's retail costs associated with environmental laws, regulations, or other such mandates. The rate mechanism began operation in January 2005 and provides for the recovery of these costs pursuant to a factor that will be calculated annually. Environmental costs to be recovered include operation and maintenance expenses, depreciation, and a return on invested capital. Retail rates have increased 1 percent in 2005, which should yield an annual recovery of approximately $33 million, and are expected to increase an additional 1 percent in 2006. In conjunction with the Alabama PSC's approval, Alabama Power agreed to a moratorium until March 2007 on any retail rate increase under the previously approved Rate Stabilization and Equalization plan (RSE). Any increase in March 2007 would be based upon the retail ROE at December 31, 2006. See Note 3 to the financial statements under "Alabama Power Retail Regulatory Matters" for further information on RSE.

Mississippi Power Retail Rate Filing

In May 2004, the Mississippi PSC approved Mississippi Power's request to reclassify to jurisdictional cost of service the 266 megawatts of Plant Daniel unit 3 and 4 capacity, effective January 1, 2004. The Mississippi PSC authorized Mississippi Power to include the related costs and revenue credits in jurisdictional rate base, cost of service, and revenue requirement calculations for purposes of retail rate recovery. Mississippi Power is amortizing the regulatory liability established pursuant to the Mississippi PSC's interim December 2003 order, as approved in May 2004, to earnings as follows: $16.5 million in 2004, $25.1 million in 2005, $13.0 million in 2006, and $5.7 million in 2007, resulting in expense reductions in each of those years.

Plant McIntosh Construction Project

In December 2002 after a competitive bidding process, the Georgia PSC certified PPAs between Southern Power and Georgia Power and Savannah Electric for capacity from Plant McIntosh units 10 and 11, construction of which is scheduled to be completed in June 2005. In April 2003, Southern Power applied for FERC approval of these PPAs. In July 2003, the FERC accepted the PPAs to become effective June 1, 2005, subject to refund, and ordered that hearings be held. Intervenors opposed the FERC's acceptance of the PPAs, alleging that they did not meet the applicable standards for market-based rates between affiliates. To ensure the timely completion of the Plant McIntosh construction project and the availability of the units in the summer of 2005 for their retail customers, Savannah Electric and Georgia Power in May 2004 requested the Georgia PSC to direct them to acquire the Plant McIntosh construction project. The Georgia PSC issued such an order and the transfer occurred on May 24, 2004 at a total cost of approximately $415 million, including $14 million of transmission interconnection facilities. Subsequently, Southern Power filed a request to withdraw the PPAs and to terminate the ongoing FERC proceedings. In August 2004, the FERC issued a notice accepting the request to withdraw the PPAs and permitting such request to become effective by operation of law. However, the FERC made no determination on what additional steps may need to be taken with respect to testimony provided in the proceedings. The ultimate outcome of any additional FERC action cannot now be determined.

As directed by the Georgia PSC order, Georgia Power and Savannah Electric in June 2004 filed an application to amend the resource certificate granted by the Georgia PSC in 2002 to change the character of the resource from a purchase to a self-owned, rate based asset and to describe the approximate construction schedule and the proposed rate base treatment. In connection with the 2004 Retail Rate Plan, the Georgia PSC approved the transfer of the Plant McIntosh construction project at a total fair market value of approximately $385 million. This value reflects an approximate $16 million disallowance and reduced Southern Company's 2004 net income by approximately $9.5 million. The Georgia PSC also certified a total completion cost of $547 million for the project. The amount of the disallowance will be adjusted accordingly based on the actual completion cost of the project. Under the 2004 Retail Rate Plan, the Plant McIntosh impact will be reflected in Georgia Power's rates evenly over the three years ending 2007. See Note 3 to the financial statements under "Georgia Power Retail Rate Activity" and "Plant McIntosh Construction Project" for additional information on the 2004 Retail Rate Plan and the Plant McIntosh construction project.

Retail Fuel Cost Recovery

The retail operating companies each have established fuel cost recovery rates approved by their respective state PSCs. In recent months, the retail operating companies have experienced higher than expected fuel costs for coal and gas. These higher fuel costs have increased the under recovered fuel costs included in the balance sheets. The retail operating companies will continue to monitor the under recovered fuel cost balance in light of these higher fuel costs.

Alabama Power fuel costs are recovered under Rate ECR (Energy Cost Recovery), which provides for the addition of a fuel and energy cost factor to base rates. In April 2005, this factor is scheduled to increase from its current level.

On February 18, 2005, Georgia Power filed a request with the Georgia PSC for a fuel cost recovery rate increase effective April 1, 2005, subject to refund. The requested increase, representing an average annual increase in revenues of approximately 11.7 percent, will allow for the recovery of fuel costs based on an estimate of future fuel costs, as well as the collection of the existing under recovery of fuel costs. Georgia Power's under recovered fuel costs as of January 31, 2005 totaled $390 million. The Georgia PSC will examine Georgia Power's fuel expenditures and determine whether the proposed fuel cost recovery rate is just and reasonable before issuing its decision in May 2005. The final outcome of the filing cannot be determined at this time. See Note 3 to the financial statements under "Georgia Power Retail Rate Activity" for additional information.



Storm Damage Cost Recovery

Each retail operating company maintains a reserve for property damage to cover the cost of damages from major storms to its transmission and distribution lines and the cost of uninsured damages to its generation facilities and other property. In September 2004, Hurricane Ivan hit the Gulf Coast of Florida and Alabama and continued north through Southern Company's service territory causing substantial damage.

At Gulf Power, the related costs charged to its property damage reserve as of December 31, 2004 were $93.5 million. Prior to Hurricane Ivan, Gulf Power's reserve balance was approximately $28 million. Gulf Power's current annual accrual to the property damage reserve, as approved by the Florida PSC, is $3.5 million. The Florida PSC has also approved additional accrual amounts at Gulf Power's discretion, and Gulf Power accrued an additional $15 million in 2004. In February 2005, Gulf Power, the Office of Public Counsel for the State of Florida, and the Florida Industrial Power Users Group filed a Stipulation and Settlement with the Florida PSC that, if approved, would allow Gulf Power to recover the retail portion of $51.7 million of these costs, plus interest and revenue taxes, from customers over a 24-month period. In connection with the stipulation, Gulf Power has agreed that it will not seek any additional increase in its base rates and charges to become effective on or before March 1, 2007.

At Alabama Power, operation and maintenance expenses associated with repairing the damage to its facilities and restoring service to customers as a result of Hurricane Ivan were $57.8 million for 2004. The balance in Alabama Power's natural disaster reserve prior to the storm was $14.6 million. In October 2004, Alabama Power received approval from the Alabama PSC to defer the negative balance for recovery in future periods. Alabama Power is allowed to accrue $250,000 per month until a maximum accumulated provision of $32 million is attained. Higher accruals to restore the reserve to its authorized level are allowed whenever the balance in the reserve declines below $22.4 million. During 2004, Alabama Power accrued $9.9 million, including an additional amount of $6.9 million, to the reserve and at December 31, 2004, the negative balance totaled $37.7 million and is reflected in the balance sheet as a regulatory asset.

In February 2005, Alabama Power requested and received Alabama PSC approval of an accounting order that allows Alabama Power to immediately return certain regulatory liabilities to the retail customers. The order also allows Alabama Power to simultaneously recover from customers an accrual of approximately $45 million to offset the costs of Hurricane Ivan and restore a positive balance in the natural disaster reserve. The combined effects of this order will have no impact on Alabama Power's net income in 2005. See Notes 1 and 3 to the financial statements under "Storm Damage Reserves" and "Gulf Power and Alabama Power Storm Damage Recovery," respectively, for additional information on these reserves.

Income Tax Matters

Synthetic Fuel Tax Credits

As discussed in Note 3 to the financial statements under "Income Tax Matters–Synthetic Fuel Tax Credits," Southern Company has investments in two entities that produce synthetic fuel and receive tax credits under Section 29 of the Internal Revenue Code of 1986, as amended (Internal Revenue Code). These investments include a 30 percent interest in Alabama Fuel Products (AFP) and a 24.975 percent interest in Carbontronics Synfuels Investors, L.P. (Carbontronics). In January 2004, the IRS completed an audit of AFP for 1999 and 2000. In December 2004, the IRS notified Carbontronics that its audit for 2000 and 2001 had been completed. In addition, in December 2004, the IRS also concluded its audits of Southern Company's consolidated income tax returns for 2000 and 2001. The IRS raised no issues related to synthetic fuel tax credits upon conclusion of any of these audits. As a result, in December 2004, Southern Company reversed its related reserve of $37 million.

In accordance with Section 29 of the Internal Revenue Code, these tax credits are subject to limitation as the annual average price of oil (as determined by the DOE) increases over a specified, inflation-adjusted dollar amount published in the spring of the subsequent year. Southern Company, along with its partners in these investments, will continue to monitor oil prices. Any indicated potential limitation on these credits could affect either the timing or the amount of the credit recognition and could also require an impairment analysis of these investments by Southern Company.

Leveraged Lease Transactions

Southern Company participates in four international leveraged lease transactions and receives federal income tax deductions for rent, depreciation, and amortization, as well as interest on related debt. As discussed in Note 3 to the financial statements under "Income Tax Matters–Leveraged Lease Transactions," the IRS proposed to disallow the tax losses for one of the lease transactions in connection with its audit of 1996 through 1999. To stop the interest accretion, Southern Company deposited approximately $30 million of additional taxes and interest with the IRS and filed a refund claim. In connection with its audit of 2000 and 2001, the IRS proposed a similar assessment of approximately $18 million, including approximately $3 million of interest. In October 2004, Southern Company submitted the issue to the IRS appeals division and, in February 2005, reached a negotiated settlement with the IRS. The settlement had no material impact on Southern Company's financial statements.



In connection with its audit of 2000 and 2001, the IRS has also challenged Southern Company's deductions related to three other international lease transactions. Southern Company believes these transactions are valid leases for U.S. tax purposes and is pursuing resolution with the IRS. If the IRS is ultimately successful in disallowing the tax deductions related to these three transactions, beginning with the 2000 tax year, Southern Company could be subject to additional interest charges of up to $20 million. Additionally, although the payment of the tax liability, exclusive of this interest, would not affect Southern Company's results of operations under current accounting standards, it could have a material impact on cash flow. Furthermore, the Financial Accounting Standards Board (FASB) is currently considering changes to the accounting for income tax settlements related to leveraged leases, which may result in a net income impact from such settlements. See Note 1 to the financial statements under "Leveraged Leases" for additional details of the deferred taxes related to these transactions. The final outcome of these matters cannot now be determined.

American Jobs Creation Act of 2004

On October 22, 2004, President Bush signed the American Jobs Creation Act of 2004 (Jobs Act) into law. The Jobs Act includes a provision that allows a generation tax deduction for utilities. Southern Company is currently assessing the impact of the Jobs Act, including this deduction, as well as the related regulatory treatment, on its taxable income. However, Southern Company currently does not expect the Jobs Act to have a material impact on its financial statements.

Other Matters

Other Construction Projects

In October 2004, a partnership between Southern Company and the Orlando Utilities Commission (OUC) was selected by the DOE to build and operate a 285 megawatt coal-gasification facility. The facility will be located at OUC's Stanton Energy Center near Orlando, Florida, site of Plant Stanton A, an existing gas-fired 630 megawatt unit co-owned by Southern Power, OUC, and others. Southern Power will own and operate the Southern Company portion of the project. The project will demonstrate a coal gasification technology that has been under development, in partnership with the DOE, by Southern Company. The project is expected to begin commercial operation in 2011, with a projected total cost of $557 million. The DOE is expected to contribute approximately $235 million of the cost.

In August 2004, Southern Power completed limited construction activities on Plant Franklin Unit 3 to preserve the long-term viability of the project. Final completion is not anticipated until the 2008-2011 period. See Note 3 to the financial statements under "Plant Franklin Construction Project" for additional information. The final outcome of this matter cannot now be determined.

Mirant Related Matters

On July 14, 2003, Mirant Corporation (Mirant) filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code with the U.S. Bankruptcy Court. Southern Company has certain contingent liabilities associated with guarantees of contractual commitments made by Mirant's subsidiaries discussed in Note 7 to the financial statements under "Guarantees" and with various lawsuits discussed in Note 3 to the financial statements under "Mirant Related Matters."

In December 2004, as a result of concluding an IRS audit for the tax years 2000 and 2001, Southern Company paid $39 million in additional tax and interest for issues related to Mirant tax items. Under the terms of the separation agreements entered in connection with the spin-off, Mirant agreed to indemnify Southern Company for costs associated with these guarantees, lawsuits, and additional IRS assessments. However, as a result of Mirant's bankruptcy, Southern Company must seek reimbursement as a creditor in the Chapter 11 proceeding. Based on management's assessment of the collectibility of this receivable, Southern Company reserved approximately $12.5 million. If Southern Company is ultimately required to make any additional payments related to these obligations, Mirant's indemnification obligation to Southern Company for these additional payments may also represent an unsecured claim, subject to compromise pursuant to Mirant's final reorganization plan.

Other

In accordance with FASB Statement No. 87, Employers' Accounting for Pensions, Southern Company recorded non-cash pension income, before tax, of approximately $44 million, $99 million, and $117 million in 2004, 2003, and 2002, respectively. Future pension income is dependent on several factors including trust earnings and changes to the pension plan. The decline in pension income is expected to continue and become an expense as early as 2006. Postretirement benefit costs for Southern Company were $106 million, $101 million, and $99 million in 2004, 2003, and 2002, respectively, and are expected to continue to trend upward. A portion of pension income and postretirement benefit costs is capitalized based on construction-related labor charges. For the retail operating companies, pension and postretirement benefit costs are a component of the regulated rates and generally do not have a long-term effect on net income. For more information regarding pension and postretirement benefits, see Note 2 to the financial statements.

Southern Company is involved in various other matters being litigated, regulatory matters, and certain tax related issues that could affect future earnings. See Note 3 to the financial statements for information regarding material issues.



ACCOUNTING POLICIES

Application of Critical Accounting Policies and Estimates

Southern Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States. Significant accounting policies are described in Note 1 to the financial statements. In the application of these policies, certain estimates are made that may have a material impact on Southern Company's results of operations and related disclosures. Different assumptions and measurements could produce estimates that are significantly different from those recorded in the financial statements. Senior management has discussed the development and selection of the critical accounting policies and estimates described below with the Audit Committee of Southern Company's Board of Directors.

Electric Utility Regulation

Southern Company's retail operating companies, which comprise approximately 85 percent of Southern Company's total earnings, are subject to retail regulation by their respective state PSCs and wholesale regulation by the FERC. These regulatory agencies set the rates the retail operating companies are permitted to charge customers based on allowable costs. As a result, the retail operating companies apply FASB Statement No. 71, Accounting for the Effects of Certain Types of Regulation, which requires the financial statements to reflect the effects of rate regulation. Through the ratemaking process, the regulators may require the inclusion of costs or revenues in periods different than when they would be recognized by a non-regulated company. This treatment may result in the deferral of expenses and the recording of related regulatory assets based on anticipated future recovery through rates or the deferral of gains or creation of liabilities and the recording of related regulatory liabilities. The application of Statement No. 71 has a further effect on the Company's financial statements as a result of the estimates of allowable costs used in the ratemaking process. These estimates may differ from those actually incurred by the retail operating companies; therefore, the accounting estimates inherent in specific costs such as depreciation, nuclear decommissioning, and pension and postretirement benefits have less of a direct impact on the Company's results of operations than they would on a non-regulated company.

As reflected in Note 1 to the financial statements, significant regulatory assets and liabilities have been recorded. Management reviews the ultimate recoverability of these regulatory assets and liabilities based on applicable regulatory guidelines. However, adverse legislative, judicial, or regulatory actions could materially impact the amounts of such regulatory assets and liabilities and could adversely impact the Company's financial statements.

Contingent Obligations

Southern Company and its subsidiaries are subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject them to environmental, litigation, income tax, and other risks. See FUTURE EARNINGS POTENTIAL herein and Note 3 to the financial statements for more information regarding certain of these contingencies. Southern Company periodically evaluates its exposure to such risks and records reserves for those matters where a loss is considered probable and reasonably estimable in accordance with generally accepted accounting principles. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect Southern Company's financial statements. These events or conditions include the following:

- Changes in existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances, hazardous and solid wastes, and other environmental matters.
- Changes in existing income tax regulations or changes in IRS interpretations of existing regulations.
- Identification of additional sites that require environmental remediation or the filing of other complaints in which Southern Company or its subsidiaries may be asserted to be a potentially responsible party.
- Identification and evaluation of other potential lawsuits or complaints in which Southern Company or its subsidiaries may be named as a defendant.
- Resolution or progression of existing matters through the legislative process, the court systems, the IRS, or the EPA.

Unbilled Revenues

Revenues related to the sale of electricity are recorded when electricity is delivered to customers. However, the determination of kilowatt-hour sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, amounts of electricity delivered to customers, but not yet metered and billed, are estimated. Components of the unbilled revenue estimates include total kilowatt-hour territorial supply, total kilowatt-hour billed, estimated total electricity lost in delivery, and customer usage. These components can fluctuate as a result of a number of factors including weather, generation patterns, and power delivery volume and other operational constraints. These factors can be unpredictable and can vary from historical trends. As a result, the overall estimate of unbilled revenues could be significantly affected, which could have a material impact on the Company's results of operations.

New Accounting Standards

On March 31, 2004, Southern Company prospectively adopted FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities," which requires the primary beneficiary of a variable interest entity to consolidate the related assets and liabilities. The adoption of FASB Interpretation No. 46R had no impact on Southern Company's net income. However, as a result of the adoption, Southern Company and the retail operating companies deconsolidated certain wholly-owned trusts established to issue preferred securities since Southern Company and the retail operating companies do not meet the definition of primary beneficiary established by FASB Interpre-



tation No. 46R. In addition, Southern Company consolidated its 85 percent limited partnership investment in an energy/technology venture capital fund that was previously accounted for under the equity method. See Note 1 to the financial statements under "Variable Interest Entities" for additional information.

In the third quarter 2004, Southern Company prospectively adopted FASB Staff Position (FSP) 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act). The Medicare Act provides a 28 percent prescription drug subsidy for Medicare eligible retirees. FSP 106-2 requires recognition of the impacts of the Medicare Act in the accumulated postretirement benefit obligation (APBO) and future cost of service for postretirement medical plans. The effect of the subsidy reduced Southern Company's expenses for the six months ended December 31, 2004 by approximately $10.6 million and is expected to have a similar impact on future expenses. The subsidy's impact on the postretirement medical plan APBO was a reduction of approximately $182 million. However, the ultimate impact on future periods is subject to final interpretation of the federal regulations which were published on January 21, 2005. See Note 2 to the financial statements under "Postretirement Benefits" for additional information.

FASB Statement No. 123R, Share-Based Payment was issued in December 2004. This statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. For Southern Company, this statement is effective beginning on July 1, 2005. Although the compensation expense required under the revised statement differs slightly, the impacts on the Company's financial statements are expected to be similar to the pro forma disclosures included in Note 1 to the financial statements under "Stock Options."

See FUTURE EARNINGS POTENTIAL–"Income Tax Matters–American Jobs Creation Act of 2004" herein for information regarding the adoption of new tax legislation. In December 2004, the FASB issued FSP 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities provided by the American Jobs Creation Act of 2004, which requires that the generation deduction be accounted for as a special tax deduction rather than as a tax rate reduction. Southern Company is currently assessing the Jobs Act and this pronouncement, as well as the related regulatory treatment, but currently does not expect a material impact on the Company's financial statements.

FINANCIAL CONDITION AND LIQUIDITY

Overview

Southern Company's financial condition continued to be strong at December 31, 2004. Net cash flow from operating activities totaled $2.7 billion, $3.1 billion, and $2.9 billion for 2004, 2003, and 2002, respectively. The $379 million decrease for 2004 resulted primarily from higher fuel costs at the retail operating companies. Those costs are recoverable in future periods and are reflected on the balance sheets as under recovered regulatory clause revenues. The $218 million increase from 2002 to 2003 resulted primarily from the deferral of income tax liabilities arising from accelerated depreciation deductions, partially offset by the settlement of interest rate hedges. Gross property additions to utility plant were $2.1 billion in 2004. The majority of funds needed for gross property additions since 2000 has been provided from operating activities.

Significant balance sheet changes include a $0.5 billion increase in long-term debt and preferred stock for 2004 due to the replacement of short-term financing with long-term debt, consistent with the Company's finance policy, and an increase of $0.8 billion in property, plant, and equipment.

At the close of 2004, the closing price of Southern Company's common stock was $33.52 per share, compared with book value of $13.86 per share. The market-to-book value ratio was 242 percent at the end of 2004, compared with 230 percent at year-end 2003.

Each of the retail operating companies, Southern Power, and Southern Company Services, Inc. (SCS), the system service company, have received investment grade ratings from the major rating agencies.

Sources of Capital

Southern Company intends to meet its future capital needs through internal cash flow and externally through the issuance of debt, preferred securities, preferred stock, and equity. Equity capital can be provided from any combination of the Company's stock plans, private placements, or public offerings. The amount and timing of additional equity capital to be raised in 2005–as well as in subsequent years–will be contingent on Southern Company's investment opportunities. The Company does not currently anticipate any equity offerings in 2005 and is currently developing a program to repurchase shares to offset issuances under the Company's stock compensation plans.

The retail operating companies plan to obtain the funds required for construction and other purposes from sources similar to those used in the past, which were primarily from operating cash flows. In recent years, financings primarily have utilized unsecured debt and preferred securities. However, the type and timing of any financings–if needed–will depend on market conditions and regulatory approval. The issuance of securities by Southern Company and its subsidiaries is generally subject to regulatory approval by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (PUHCA), and, generally, for the retail operating companies, the appropriate state PSC. Additionally, with respect to the public offering of securities, Southern Company and its subsidiaries must file registration statements with the SEC under the Securities Act of 1933, as amended (1933 Act). The amounts of securities authorized by the appropriate regulatory authorities, as well as the amounts registered under the 1933 Act, are continuously monitored and appropriate filings are made to ensure flexibility in the capital markets.

Southern Power plans to use operating cash flows, external funds, and equity capital from Southern Company to finance its capital expenditures. External funds are expected to be obtained from the issuance of unsecured senior debt and commercial paper or through credit arrangements from banks.



Southern Company and each retail operating company obtains financing separately without credit support from any affiliate. Currently, Southern Company provides limited credit support to Southern Power. See Note 6 to the financial statements under "Bank Credit Arrangements" for additional information. The Southern Company system does not maintain a centralized cash or money pool. Therefore, funds of each company are not commingled with funds of any other company. In accordance with the PUHCA, most loans between affiliated companies must be approved in advance by the SEC.

Southern Company's current liabilities frequently exceed current assets because of the continued use of short-term debt as a funding source to meet cash needs as well as scheduled maturities of long-term debt. To meet short-term cash needs and contingencies, Southern Company has various internal and external sources of liquidity. At December 31, 2004, Southern Company and its subsidiaries had approximately $373 million of cash and cash equivalents and $3.2 billion of unused credit arrangements with banks, as described below. In addition, Southern Company has substantial cash flow from operating activities and access to the capital markets, including commercial paper programs, to meet liquidity needs.

At December 31, 2004, the Southern Company system had approximately $3.2 billion of unused credit arrangements with banks, of which $1.8 billion expire in 2005 and $1.4 billion expire in 2006 and beyond. Approximately $1.2 billion of the credit facilities expiring in 2005 allow for the execution of term loans for an additional two-year period, and $275 million allow for the execution of one-year term loans. See Note 6 to the financial statements under "Bank Credit Arrangements" for additional information.

Financing Activities

During 2004, Southern Company and its subsidiaries issued $2.1 billion of long-term debt, including long-term debt payable to affiliated trusts, and $175 million of preferred stock. In addition, Southern Company issued 7 million new shares of common stock through the Company's stock plans and realized proceeds of $124 million. The security issuances were primarily used to redeem $1.5 billion of long-term debt. The remainder was used to reduce short-term debt, provide capital contributions to subsidiaries, and fund Southern Company's ongoing construction program.

Subsequent to December 31, 2004, Georgia Power refinanced $250 million of maturing long-term debt.

Off-Balance Sheet Financing Arrangements

In May 2001, Mississippi Power began the initial 10-year term of a lease agreement for a combined cycle generating facility built at Plant Daniel. The facility cost approximately $370 million. In 2003, the generating facility was acquired by Juniper Capital L.P. (Juniper), a limited partnership whose investors are unaffiliated with Mississippi Power. Simultaneously, Juniper entered into a restructured lease agreement with Mississippi Power. Juniper has also entered into leases with other parties unrelated to Mississippi Power. The assets leased by Mississippi Power comprise less than 50 percent of Juniper's assets. Mississippi Power is not required to consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. The lease also provides for a residual value guarantee–approximately 73 percent of the acquisition cost–by Mississippi Power that is due upon termination of the lease in the event that Mississippi Power does not renew the lease or purchase the assets and that the fair market value is less than the unamortized cost of the assets. See Note 7 to the financial statements under "Operating Leases" for additional information.

Credit Rating Risk

The Company does not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. There are certain contracts that could require collateral, but not accelerated payment, in the event of a credit rating change to BBB- or Baa3 or below. These contracts are primarily for physical electricity purchases and sales. At December 31, 2004, the maximum potential collateral requirements at a BBB- or Baa3 rating were approximately $40 million. The maximum potential collateral requirements at a rating below BBB- or Baa3 were approximately $324 million. Generally, collateral may be provided for by a Southern Company guaranty, letter of credit, or cash. The Company is also party to certain derivative agreements that could require collateral and/or accelerated payment in the event of a credit rating change to below investment grade. These agreements are primarily for natural gas price and interest rate risk management activities. At December 31, 2004, Southern Company and its subsidiaries' maximum potential exposure to these contracts was $10 million.

Market Price Risk

Southern Company is exposed to market risks, primarily commodity price risk and interest rate risk. To manage the volatility attributable to these exposures, the Company nets the exposures to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and risk management practices. Company policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques including, but not limited to, market valuation, value at risk, stress testing, and sensitivity analysis.

To mitigate exposure to interest rates, the Company has entered into interest rate swaps that have been designated as hedges. The weighted average interest rate on $1.8 billion of long-term variable interest rate exposure that has not been hedged at January 1, 2005 was 2.6 percent. If Southern Company sustained a 100 basis point change in interest rates for all unhedged variable rate long-term debt, the change would affect annualized interest expense by approximately $20.1 million at January 1, 2005. For further information, see Notes 1 and 6 to the financial statements under "Financial Instruments."



Due to cost-based rate regulations, the retail operating companies have limited exposure to market volatility in interest rates, commodity fuel prices, and prices of electricity. In addition, Southern Power's exposure to market volatility in commodity fuel prices and prices of electricity is limited because its long-term sales contracts shift substantially all fuel cost responsibility to the purchaser. To mitigate residual risks relative to movements in electricity prices, the retail operating companies and Southern Power enter into fixed-price contracts for the purchase and sale of electricity through the wholesale electricity market and, to a lesser extent, into similar contracts for gas purchases. The retail operating companies have implemented fuel-hedging programs at the instruction of their respective state PSCs. Southern Company GAS also has in place a risk management program to substantially mitigate its exposure to price volatility for its natural gas purchases.

The changes in fair value of energy-related derivative contracts and year-end valuations were as follows at December 31:

	Changes in Fair Value	
(in millions)	**2004**	2003
Contracts beginning of year	**$ 15.8**	$ 47.3
Contracts realized or settled	**(58.7)**	(73.2)
New contracts at inception	**–**	–
Changes in valuation techniques	**–**	–
Current period changes [a]	**53.4**	41.7
Contracts end of year	**$ 10.5**	$ 15.8

(a) Current period changes also include the changes in fair value of new contracts entered into during the period.

	Source of 2004 Year-End Valuation Prices		
	Total	Maturity	
(in millions)	Fair Value	2005	2006-2007
Actively quoted	**$ 9.4**	**$6.3**	**$3.1**
External sources	**1.1**	**1.1**	**–**
Models and other methods	**–**	**–**	**–**
Contracts end of year	**$10.5**	**$7.4**	**$3.1**

Unrealized gains and losses from mark-to-market adjustments on derivative contracts related to the retail operating companies' fuel hedging programs are recorded as regulatory assets and liabilities. Realized gains and losses from these programs are included in fuel expense and are recovered through the retail operating companies' fuel cost recovery clauses. In addition, unrealized gains and losses on energy-related derivatives used by Southern Power and Southern Company GAS to hedge anticipated purchases and sales are deferred in other comprehensive income. Gains and losses on derivative contracts that are not designated as hedges are recognized in the income statement as incurred. At December 31, 2004, the fair value of derivative energy contracts was reflected in the financial statements as follows:

(in millions)	Amounts
Regulatory liabilities, net	**$12.8**
Other comprehensive income	**(1.7)**
Net income	**(0.6)**
Total fair value	**$10.5**

Unrealized pre-tax gains and losses recognized in income were not material for any year presented. Southern Company is exposed to market price risk in the event of nonperformance by counterparties to the derivative energy contracts. Southern Company's policy is to enter into agreements with counterparties that have investment grade credit ratings by Moody's and Standard & Poor's or with counterparties who have posted collateral to cover potential credit exposure. Therefore, Southern Company does not anticipate market risk exposure from nonperformance by the counterparties. For additional information, see Notes 1 and 6 to the financial statements under "Financial Instruments."



Capital Requirements and Contractual Obligations

The construction program of Southern Company is currently estimated to be $2.2 billion for 2005, $2.5 billion for 2006, and $3.2 billion for 2007. Environmental expenditures included in these amounts are $452 million, $615 million, and $896 million for 2005, 2006, and 2007, respectively. Actual construction costs may vary from this estimate because of changes in such factors as: business conditions; environmental regulations; nuclear plant regulations; FERC rules and transmission regulations; load projections; the cost and efficiency of construction labor, equipment, and materials, and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered.

Southern Company has approximately 1,200 megawatts of new generating capacity scheduled to be placed in service by Georgia Power and Savannah Electric in June 2005. In addition, capital improvements, including those needed to meet the environmental standards previously discussed for the retail operating companies' generation, transmission, and distribution facilities, are ongoing.

As a result of requirements by the Nuclear Regulatory Commission, Alabama Power and Georgia Power have established external trust funds for nuclear decommissioning costs. For additional information, see Note 1 to the financial statements under "Nuclear Decommissioning." Also, as discussed in Note 1 to the financial statements under "Fuel Costs," in 1993 the DOE implemented a special assessment over a 15-year period on utilities with nuclear plants, to be used for the decontamination and decommissioning of its nuclear fuel enrichment facilities.

In addition, as discussed in Note 2 to the financial statements, Southern Company provides postretirement benefits to substantially all employees and funds trusts to the extent required by the retail operating companies' respective regulatory commissions.

Other funding requirements related to obligations associated with scheduled maturities of long-term debt and preferred securities, as well as the related interest, preferred stock dividends, leases, and other purchase commitments are as follows. See Notes 1, 6, and 7 to the financial statements for additional information.

Contractual Obligations

(in millions)	2005	2006-2007	2008-2009	After 2009	Total
Long-term debt [a] –					
Principal	$ 983	$ 2,266	$1,100	$ 9,100	$13,449
Interest	624	1,140	976	8,781	11,521
Preferred stock dividends [b]	30	60	60	–	150
Operating leases	123	195	156	259	733
Purchase commitments [c] –					
Capital [d]	2,232	5,699	–	–	7,931
Coal and nuclear fuel	3,135	4,574	1,126	193	9,028
Natural gas [e]	747	1,033	593	2,678	5,051
Purchased power	171	357	342	680	1,550
Long-term service agreements	67	145	168	1,049	1,429
Trusts –					
Nuclear decommissioning	29	55	55	316	455
Postretirement benefits [f]	35	79	–	–	114
DOE	7	9	–	–	16
Total	$8,183	$15,612	$4,576	$23,056	$51,427

(a) All amounts are reflected based on final maturity dates. Southern Company and its subsidiaries plan to continue to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit. Variable rate interest obligations are estimated based on rates as of January 1, 2005, as reflected in the statements of capitalization.

(b) Preferred stock does not mature; therefore, amounts are provided for the next five years only.

(c) Southern Company generally does not enter into non-cancelable commitments for other operation and maintenance expenditures. Total other operation and maintenance expenses for the last three years were $3.3 billion, $3.2 billion, and $3.1 billion, respectively.

(d) Southern Company forecasts capital expenditures over a three-year period. Amounts represent current estimates of total expenditures excluding those amounts related to contractual purchase commitments for uranium and nuclear fuel conversion, enrichment, and fabrication services. At December 31, 2004, significant purchase commitments were outstanding in connection with the construction program.

(e) Natural gas purchase commitments are based on various indices at the time of delivery. Amounts reflected have been estimated based on the New York Mercantile Exchange future prices at December 31, 2004.

(f) Southern Company forecasts postretirement trust contributions over a three-year period. No contributions related to Southern Company's pension trust are currently expected during this period. See Note 2 to the financial statements for additional information related to the pension and postretirement plans, including estimated benefit payments. Certain benefit payments will be made through the related trusts. Other benefit payments will be made from the Company's corporate assets.



Cautionary Statement Regarding Forward-Looking Statements

Southern Company's 2004 Annual Report contains forward-looking statements. Forward-looking statements include, among other things, statements concerning the strategic goals for Southern Company's wholesale business, retail sales growth, storm damage cost recovery, environmental regulations and expenditures, the Company's projections for postretirement benefit trust contributions, completion of construction projects, and estimated construction and other expenditures. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or "continue" or the negative of these terms or other similar terminology. There are various factors that could cause actual results to differ materially from those suggested by the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include:

- the impact of recent and future federal and state regulatory change, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, and also changes in environmental, tax, and other laws and regulations to which Southern Company and its subsidiaries are subject, as well as changes in application of existing laws and regulations;
- current and future litigation, regulatory investigations, proceedings, or inquiries, including the pending EPA civil actions against certain Southern Company subsidiaries, IRS audits, and Mirant related matters;
- the effects, extent, and timing of the entry of additional competition in the markets in which Southern Company's subsidiaries operate;
- variations in demand for electricity and gas, including those relating to weather, the general economy and population, and business growth (and declines);
- available sources and costs of fuels;
- ability to control costs;
- investment performance of Southern Company's employee benefit plans;
- advances in technology;
- state and federal rate regulations and the impact of pending and future rate cases and negotiations;
- the performance of projects undertaken by the non-utility businesses and the success of efforts to invest in and develop new opportunities;
- internal restructuring or other restructuring options that may be pursued;
- potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to Southern Company or its subsidiaries;
- the ability of counterparties of Southern Company and its subsidiaries to make payments as and when due;
- the ability to obtain new short- and long-term contracts with neighboring utilities;
- the direct or indirect effect on Southern Company's business resulting from terrorist incidents and the threat of terrorist incidents;
- interest rate fluctuations and financial market conditions and the results of financing efforts, including Southern Company's and its subsidiaries' credit ratings;
- the ability of Southern Company and its subsidiaries to obtain additional generating capacity at competitive prices;
- catastrophic events such as fires, earthquakes, explosions, floods, hurricanes, or other similar occurrences;
- the direct or indirect effects on Southern Company's business resulting from incidents similar to the August 2003 power outage in the Northeast;
- the effect of accounting pronouncements issued periodically by standard setting bodies; and
- other factors discussed elsewhere herein and in other reports (including the Form 10-K) filed by Southern Company from time to time with the SEC.

Southern Company expressly disclaims any obligation to update any forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002



(in millions)	**2004**	2003	2002
Operating Revenues:			
Retail sales	**$ 9,732**	$ 8,875	$ 8,728
Sales for resale	**1,341**	1,358	1,168
Other electric revenues	**392**	514	310
Other revenues	**437**	439	308
Total operating revenues	**11,902**	11,186	10,514
Operating Expenses:			
Fuel	**3,521**	3,121	2,831
Purchased power	**643**	473	449
Other operations	**2,302**	2,237	2,083
Maintenance	**1,027**	937	965
Depreciation and amortization	**955**	1,027	1,047
Taxes other than income taxes	**627**	586	557
Total operating expenses	**9,075**	8,381	7,932
Operating Income	**2,827**	2,805	2,582
Other Income and (Expense):			
Allowance for equity funds used during construction	**47**	25	22
Interest income	**27**	36	22
Equity in losses of unconsolidated subsidiaries	**(95)**	(94)	(91)
Leveraged lease income	**70**	66	58
Interest expense, net of amounts capitalized	**(540)**	(527)	(492)
Interest expense to affiliate trusts	**(100)**	–	–
Distributions on mandatorily redeemable preferred securities	**(27)**	(151)	(175)
Preferred dividends of subsidiaries	**(30)**	(21)	(17)
Other income *(expense)*, net	**(60)**	(53)	(63)
Total other income and *(expense)*	**(708)**	(719)	(736)
Earnings Before Income Taxes	**2,119**	2,086	1,846
Income taxes	**587**	612	528
Consolidated Net Income	**$ 1,532**	$ 1,474	$ 1,318
Common Stock Data:			
Earnings per share–			
Basic	**$ 2.07**	$ 2.03	$ 1.86
Diluted	**2.06**	2.02	1.85
Average number of shares of common stock outstanding–*(in millions)*			
Basic	**739**	727	708
Diluted	**743**	732	714
Cash dividends paid per share of common stock	**$ 1.415**	$ 1.385	$ 1.355

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002



(in millions)	**2004**	2003	2002
Operating Activities:			
Consolidated net income	**$ 1,532**	$ 1,474	$ 1,318
Adjustments to reconcile consolidated net income to net cash provided from operating activities–			
Depreciation and amortization	**1,178**	1,221	1,185
Deferred income taxes and investment tax credits	**559**	429	172
Plant Daniel capacity	**(17)**	60	–
Allowance for equity funds used during construction	**(47)**	(25)	(22)
Equity in losses of unconsolidated subsidiaries	**95**	94	91
Leveraged lease income	**(70)**	(66)	(58)
Pension, postretirement, and other employee benefits	**–**	(25)	(78)
Tax benefit of stock options	**31**	30	23
Hedge settlements	**(10)**	(116)	(16)
Other, net	**(21)**	2	14
Changes in certain current assets and liabilities–			
Receivables, net	**(369)**	6	(35)
Fossil fuel stock	**(8)**	(17)	105
Materials and supplies	**(31)**	(12)	8
Other current assets	**14**	27	(58)
Accounts payable	**29**	(88)	105
Accrued taxes	**(109)**	19	(49)
Accrued compensation	**(16)**	(11)	41
Other current liabilities	**(48)**	69	107
Net cash provided from operating activities	**2,692**	3,071	2,853
Investing Activities:			
Gross property additions	**(2,110)**	(2,014)	(2,728)
Investment in unconsolidated subsidiaries	**(97)**	(94)	(90)
Cost of removal net of salvage	**(75)**	(80)	(109)
Construction receivables/payables, net	**25**	(34)	(17)
Other	**5**	27	(24)
Net cash used for investing activities	**(2,252)**	(2,195)	(2,968)
Financing Activities:			
Decrease in notes payable, net	**(141)**	(366)	(968)
Proceeds–			
Long-term debt	**1,861**	3,494	2,914
Mandatorily redeemable preferred securities	**200**	–	1,315
Preferred stock	**175**	125	–
Common stock	**124**	470	428
Redemptions–			
Long-term debt	**(1,245)**	(3,009)	(1,370)
Mandatorily redeemable preferred securities	**(240)**	(480)	(1,171)
Preferred stock	**(28)**	–	(70)
Payment of common stock dividends	**(1,045)**	(1,004)	(958)
Other	**(39)**	(68)	(86)
Net cash provided from (used for) financing activities	**(378)**	(838)	34
Net Change in Cash and Cash Equivalents	**62**	38	(81)
Cash and Cash Equivalents at Beginning of Year	**311**	273	354
Cash and Cash Equivalents at End of Year	**$ 373**	$ 311	$ 273

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2004 AND 2003



Assets *(in millions)*	**2004**	2003
Current Assets:		
Cash and cash equivalents	**$ 373**	$ 311
Receivables–		
Customer accounts receivable	**755**	680
Unbilled revenues	**304**	275
Under recovered regulatory clause revenues	**532**	204
Other accounts and notes receivable	**320**	338
Accumulated provision for uncollectible accounts	**(46)**	(30)
Fossil fuel stock, at average cost	**325**	316
Vacation pay	**105**	97
Materials and supplies, at average cost	**602**	570
Prepaid expenses	**126**	269
Other	**67**	30
Total current assets	**3,463**	3,060
Property, Plant, and Equipment:		
In service	**41,437**	40,339
Less accumulated depreciation	**14,951**	14,312
	26,486	26,027
Nuclear fuel, at amortized cost	**218**	223
Construction work in progress	**1,657**	1,275
Total property, plant, and equipment	**28,361**	27,525
Other Property and Investments:		
Nuclear decommissioning trusts, at fair value	**905**	808
Leveraged leases	**976**	838
Other	**392**	280
Total other property and investments	**2,273**	1,926
Deferred Charges and Other Assets:		
Deferred charges related to income taxes	**864**	874
Prepaid pension costs	**986**	911
Unamortized debt issuance expense	**153**	152
Unamortized loss on reacquired debt	**323**	326
Other regulatory assets	**248**	132
Other	**291**	272
Total deferred charges and other assets	**2,865**	2,667
Total Assets	**$36,962**	$35,178

The accompanying notes are an integral part of these financial statements.



Liabilities and Stockholders' Equity *(in millions)*	**2004**	2003
Current Liabilities:		
Securities due within one year	**$ 983**	$ 741
Notes payable	**426**	568
Accounts payable	**885**	688
Customer deposits	**200**	189
Accrued taxes–		
Income taxes	**47**	46
Other	**243**	249
Accrued interest	**179**	185
Accrued vacation pay	**137**	129
Accrued compensation	**431**	437
Other	**260**	273
Total current liabilities	**3,791**	3,505
Long-term Debt *(See accompanying statements)*	**10,488**	10,164
Long-term Debt Payable to Affiliated Trusts *(See accompanying statements)*	**1,961**	–
Mandatorily Redeemable Preferred Securities *(See accompanying statements)*	**–**	1,900
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	**5,237**	4,837
Deferred credits related to income taxes	**373**	408
Accumulated deferred investment tax credits	**552**	579
Employee benefit obligations	**864**	765
Asset retirement obligations	**903**	845
Other cost of removal obligations	**1,296**	1,260
Miscellaneous regulatory liabilities	**350**	572
Other	**308**	272
Total deferred credits and other liabilities	**9,883**	9,538
Total Liabilities	**26,123**	25,107
Preferred Stock of Subsidiaries *(See accompanying statements)*	**561**	423
Common Stockholders' Equity *(See accompanying statements)*	**10,278**	9,648
Total Liabilities and Stockholders' Equity	**$36,962**	$35,178
Commitments and Contingent Matters *(See notes)*		

The accompanying notes are an integral part of these financial statements.



(in millions)		**2004**	2003	Percent of Total **2004**	Percent of Total 2003
Long-Term Debt of Subsidiaries:					
First mortgage bonds–					
Maturity	Interest Rates				
2006	6.50% to 6.90%	**$ 45**	$ 45		
2025 through 2026	6.88% to 7.45%	**60**	60		
Total first mortgage bonds		**105**	105		
Long-term senior notes and debt–					
Maturity	Interest Rates				
2004	4.88% to 7.25%	**–**	580		
2005	5.49% to 5.50%	**379**	379		
2006	1.60% to 6.20%	**674**	679		
2007	2.79% to 7.13%	**1,220**	929		
2008	3.13% to 6.55%	**462**	458		
2009	4.10% to 7.27%	**169**	43		
2010 through 2044	4.00% to 8.12%	**4,535**	4,242		
Adjustable rates (at 1/1/05):					
2004	1.27% to 2.44%	**–**	89		
2005	1.66% to 3.63%	**563**	492		
2006	2.09%	**195**	195		
2007	3.76%	**90**	47		
2009	2.48% to 2.76%	**440**	–		
Total long-term senior notes and debt		**8,727**	8,133		
Other long-term debt–					
Pollution control revenue bonds–					
Maturity	Interest Rates				
Collateralized:					
2006	5.25%	**12**	12		
2024	5.50%	**24**	24		
Variable rates (at 1/1/05):					
2015 through 2017	2.01% to 2.16%	**90**	90		
Non-collateralized:					
2012 through 2034	1.08% to 5.45%	**850**	850		
Variable rates (at 1/1/05):					
2011 through 2038	1.24% to 2.65%	**1,565**	1,565		
Total other long-term debt		**2,541**	2,541		
Capitalized lease obligations		**115**	107		
Unamortized debt (discount), net		**(17)**	(21)		
Total long-term debt (annual interest requirement–$496 million)		**11,471**	10,865		
Less amount due within one year		**983**	701		
Long-term debt excluding amount due within one year		**10,488**	10,164	**45.1%**	45.9%



(in millions)		**2004**	2003	Percent of Total **2004**	Percent of Total 2003
Long-Term Debt Payable to Affiliated Trusts:					
Maturity	Interest Rates				
2027 through 2041	7.20% to 8.19%	**436**	–		
2042	4.75% to 7.13%	**1,319**	–		
2044	5.88%	**206**	–		
Total long-term debt payable to affiliated trusts (annual interest requirement–$128 million)		**1,961**	–	**8.4**	0.0
Mandatorily Redeemable Preferred Securities:					
$25 liquidation value–					
Maturity	Interest Rates				
2028 through 2042	6.85% to 7.63%	–	944		
$1,000 liquidation value–					
Maturity	Interest Rates				
2027 through 2042	4.75% to 8.19%	–	996		
Total mandatorily redeemable preferred securities		–	1,940		
Less amount due within one year		–	40		
Total mandatorily redeemable preferred securities excluding amount due within one year		–	1,900	**0.0**	8.6
Preferred Stock of Subsidiaries:					
$100 cumulative par or stated value–4.20% to 7.00%		**100**	98		
$25 par or stated value–					
Cumulative–5.20% to 5.83%		**294**	200		
Non-cumulative–6.00%		**44**	–		
$100,000 cumulative par or stated value–4.95%		**123**	125		
Total preferred stock of subsidiaries (annual dividend requirement–$30 million)		**561**	423	**2.4**	1.9
Common Stockholders' Equity:					
Common stock, par value $5 per share–		**3,709**	3,675		
Authorized –1 billion shares					
Issued –2004: 742 million shares					
–2003: 735 million shares					
Treasury –2004: 0.2 million shares					
–2003: 0.2 million shares					
Paid-in capital		**869**	747		
Treasury, at cost		**(6)**	(4)		
Retained earnings		**5,839**	5,343		
Accumulated other comprehensive income *(loss)*		**(133)**	(113)		
Total common stockholders' equity		**10,278**	9,648	**44.1**	43.6
Total Capitalization		**$23,288**	$22,135	**100.0%**	100.0%

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002



(in millions)	Common Stock Par Value	Common Stock Paid-In Capital	Common Stock Treasury	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2001	$3,503	$ 14	$(57)	$4,517	$ 7	$ 7,984
Net income	–	–	–	1,318	–	1,318
Other comprehensive income *(loss)*	–	–	–	–	(89)	(89)
Stock issued	80	322	55	(6)	–	451
Cash dividends	–	–	–	(958)	–	(958)
Other	–	2	(1)	3	–	4
Balance at December 31, 2002	3,583	338	(3)	4,874	(82)	8,710
Net income	–	–	–	1,474	–	1,474
Other comprehensive income *(loss)*	–	–	–	–	(31)	(31)
Stock issued	92	408	–	–	–	500
Cash dividends	–	–	–	(1,004)	–	(1,004)
Other	–	1	(1)	(1)	–	(1)
Balance at December 31, 2003	**3,675**	**747**	**(4)**	**5,343**	**(113)**	**9,648**
Net income	–	–	–	**1,532**	–	**1,532**
Other comprehensive income *(loss)*	–	–	–	–	**(20)**	**(20)**
Stock issued	**34**	**122**	–	–	–	**156**
Cash dividends	–	–	–	**(1,044)**	–	**(1,044)**
Other	–	–	**(2)**	**8**	–	**6**
Balance at December 31, 2004	**$3,709**	**$869**	**$ (6)**	**$5,839**	**$(133)**	**$10,278**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002



(in millions)	**2004**	2003	2002
Consolidated Net Income	**$1,532**	$1,474	$1,318
Other comprehensive income *(loss)*:			
Change in additional minimum pension liability, net of tax of $(11), $(11), and $(18), respectively	**(20)**	(17)	(31)
Change in fair value of marketable securities, net of tax of $(4)	**6**	–	–
Changes in fair value of qualifying hedges, net of tax of $(12), $(2), and $(45), respectively	**(18)**	(17)	(60)
Less: Reclassification adjustment for amounts included in net income, net of tax of $7, $1, and $1, respectively	**12**	3	2
Total other comprehensive income *(loss)*	**(20)**	(31)	(89)
Consolidated Comprehensive Income	**$1,512**	$1,443	$1,229

The accompanying notes are an integral part of these financial statements.



NOTE 1:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Southern Company is the parent company of five retail operating companies, Southern Power Company (Southern Power), Southern Company Services (SCS), Southern Communications Services (SouthernLINC Wireless), Southern Company Gas (Southern Company GAS), Southern Company Holdings (Southern Holdings), Southern Nuclear Operating Company (Southern Nuclear), Southern Telecom, and other direct and indirect subsidiaries. The retail operating companies–Alabama Power, Georgia Power, Gulf Power, Mississippi Power, and Savannah Electric–provide electric service in four Southeastern states. Southern Power constructs, owns, and manages Southern Company's competitive generation assets and sells electricity at market-based rates in the wholesale market. Contracts among the retail operating companies and Southern Power–related to jointly owned generating facilities, interconnecting transmission lines, or the exchange of electric power–are regulated by the Federal Energy Regulatory Commission (FERC) and/or the Securities and Exchange Commission (SEC). SCS–the system service company–provides, at cost, specialized services to Southern Company and the subsidiary companies. SouthernLINC Wireless provides digital wireless communications services to the retail operating companies and also markets these services to the public within the Southeast. Southern Telecom provides fiber cable services within the Southeast. Southern Company GAS is a competitive retail natural gas marketer serving customers in the State of Georgia. Southern Holdings is an intermediate holding subsidiary for Southern Company's investments in synthetic fuels and leveraged leases and various other energy-related businesses. Southern Nuclear operates and provides services to Southern Company's nuclear power plants.

The financial statements reflect Southern Company's investments in the subsidiaries on a consolidated basis. The equity method is used for subsidiaries in which the Company has significant influence but does not control and for variable interest entities where the Company is not the primary beneficiary. All material intercompany items have been eliminated in consolidation. Certain prior years' data presented in the financial statements have been reclassified to conform with the current year presentation.

Southern Company is registered as a holding company under the Public Utility Holding Company Act of 1935, as amended (PUHCA). Both the Company and its subsidiaries are subject to the regulatory provisions of the PUHCA. In addition, the retail operating companies and Southern Power are subject to regulation by the FERC, and the retail operating companies are also subject to regulation by their respective state public service commissions (PSC). The companies follow accounting principles generally accepted in the United States and comply with the accounting policies and practices prescribed by their respective commissions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates, and the actual results may differ from those estimates.

Related Party Transactions

Alabama Power and Georgia Power purchase synthetic fuel from Alabama Fuel Products, LLC (AFP), an entity in which Southern Holdings holds a 30 percent ownership interest. Total fuel purchases for 2004, 2003, and 2002 were $409 million, $312 million, and $217 million, respectively. Synfuel Services, Inc. (SSI), another subsidiary of Southern Holdings, provides fuel transportation services to AFP that are ultimately reflected in the cost of the synthetic fuel billed to Alabama Power and Georgia Power. In connection with these services, the related revenues of approximately $82 million, $65 million, and $35 million in 2004, 2003, and 2002, respectively, have been eliminated against fuel expense in the financial statements. SSI also provides additional services to AFP, as well as to a related party of AFP. Revenues from these transactions totaled approximately $24 million, $20 million, and $15 million, in 2004, 2003, and 2002, respectively.

Revenues

Capacity revenues are generally recognized on a levelized basis over the appropriate contract periods. Energy and other revenues are recognized as services are provided. Unbilled revenues are accrued at the end of each fiscal period. Electric rates for the retail operating companies include provisions to adjust billings for fluctuations in fuel costs, fuel hedging, the energy component of purchased power costs, and certain other costs. Revenues are adjusted for differences between the actual recoverable costs and amounts billed in current regulated rates.

Southern Company has a diversified base of customers. No single customer or industry comprises 10 percent or more of revenues. For all periods presented, uncollectible accounts averaged less than 1 percent of revenues despite an increase in customer bankruptcies.



Fuel Costs

Fuel costs are expensed as the fuel is used. Fuel expense generally includes the cost of purchased emission allowances as they are used. Fuel expense also includes the amortization of the cost of nuclear fuel and a charge, based on nuclear generation, for the permanent disposal of spent nuclear fuel. Total charges for nuclear fuel included in fuel expense amounted to $134 million in 2004, $138 million in 2003, and $134 million in 2002. Alabama Power and Georgia Power have contracts with the U.S. Department of Energy (DOE) that provide for the permanent disposal of spent nuclear fuel. The DOE failed to begin disposing of spent nuclear fuel in 1998 as required by the contracts, and Alabama Power and Georgia Power are pursuing legal remedies against the government for breach of contract. Sufficient pool storage capacity for spent fuel is available at Plant Farley to maintain full-core discharge capability until the refueling outages scheduled for 2006 and 2008 for units 1 and 2, respectively. Construction of an on-site dry storage facility at Plant Farley is in progress and scheduled for operation in 2005. The onsite storage facility is expected to provide adequate spent fuel storage through 2015 for both units. Also, the facility will be able to be expanded to provide storage through 2025. Sufficient pool storage capacity for spent fuel is available at Plant Vogtle to maintain full-core discharge capability for both units into 2015. Construction of an on-site dry storage facility at Plant Vogtle is scheduled to begin in sufficient time to maintain pool full-core discharge capability. At Plant Hatch, an on-site dry storage facility became operational in 2000 and can be expanded to accommodate spent fuel through the life of the plant.

Also, the Energy Policy Act of 1992 established a Uranium Enrichment Decontamination and Decommissioning Fund, which is funded in part by a special assessment on utilities with nuclear plants. This assessment is being paid over a 15-year period, which began in 1993. This fund will be used by the DOE for the decontamination and decommissioning of its nuclear fuel enrichment facilities. The law provides that utilities will recover these payments in the same manner as any other fuel expense. Alabama Power and Georgia Powe–based on its ownership interest–estimate their respective remaining liability at December 31, 2004 under this law to be approximately $9 million and $7 million.

Regulatory Assets and Liabilities

The retail operating companies are subject to the provisions of Financial Accounting Standards Board (FASB) Statement No. 71, Accounting for the Effects of Certain Types of Regulation. Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process. Regulatory assets and (liabilities) reflected in the balance sheets at December 31 relate to:

(in millions)	**2004**	2003	Note
Deferred income tax charges	**$ 865**	$ 874	(a)
Asset retirement obligations	**(173)**	(138)	(a)
Other cost of removal obligations	**(1,296)**	(1,260)	(a)
Deferred income tax credits	**(374)**	(409)	(a)
Loss on reacquired debt	**323**	326	(b)
Vacation pay	**105**	97	(c)
Accelerated cost recovery	**(1)**	(115)	(d)
Building lease	**53**	54	(e)
Generating plant outage costs	**49**	45	(e)
Other assets	**104**	100	(e)
Storm damage	**83**	(53)	(e)
Environmental remediation	**13**	(41)	(e)
Deferred purchased power	**(19)**	(92)	(e)
Other liabilities	**(31)**	(26)	(e)
Plant Daniel capacity	**(44)**	(60)	(f)
Total	**$ (343)**	$ (698)	

Note: *The recovery and amortization periods for these regulatory assets and (liabilities) are as follows:*

(a) Asset retirement and removal liabilities are recorded, deferred income tax assets are recovered, and deferred tax liabilities are amortized over the related property lives, which may range up to 60 years. Asset retirement and removal liabilities will be settled and trued up following completion of the related activities.

(b) Recovered over either the remaining life of the original issue or, if refinanced, over the life of the new issue, which may range up to 50 years.

(c) Recorded as earned by employees and recovered as paid, generally within one year.

(d) Amortized over three-year period ending in 2004 for Georgia Power and 2005 for Savannah Electric.

(e) Recorded and recovered or amortized as approved by the appropriate state PSCs.

(f) Amortized over four-year period ending in 2007.

In the event that a portion of a retail operating company's operations is no longer subject to the provisions of FASB Statement No. 71, such company would be required to write off related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the retail operating company would be required to determine if any impairment to other assets, including plant, exists and write down the assets, if impaired, to their fair value. All regulatory assets and liabilities are currently reflected in rates.

Income Taxes

Southern Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. Investment tax credits utilized are deferred and amortized to income over the average life of the related property.



Depreciation and Amortization

Depreciation of the original cost of plant in service is provided primarily by using composite straight-line rates, which approximated 3.0 percent in 2004, 3.1 percent in 2003, and 3.2 percent in 2002. When property subject to composite depreciation is retired or otherwise disposed of in the normal course of business, its original cost–together with the cost of removal, less salvage–is charged to accumulated depreciation. For other property dispositions, the applicable cost and accumulated depreciation is removed from the balance sheet accounts and a gain or loss is recognized. Minor items of property included in the original cost of the plant are retired when the related property unit is retired.

Under its 2001 rate order, the Georgia PSC ordered Georgia Power to amortize $333 million–the cumulative balance of accelerated depreciation and amortization previously expensed–equally over three years as a credit to depreciation and amortization expense beginning January 2002. Georgia Power was also ordered to recognize new certified purchased power costs in rates evenly over the three-year period by the 2001 rate order. As a result of this regulatory adjustment, Georgia Power recorded depreciation and amortization expense of $(77) million, $14 million, and $63 million in 2004, 2003, and 2002, respectively. See Note 3 under "Georgia Power Retail Rate Activity" for additional information.

In May 2004, the Mississippi PSC approved Mississippi Power's request to reclassify 266 megawatts of Plant Daniel units 3 and 4 capacity to jurisdictional cost of service effective January 1, 2004 and authorized Mississippi Power to include the related costs and revenue credits in jurisdictional rate base, cost of service, and revenue requirement calculations for purposes of retail rate recovery. Mississippi Power is amortizing the regulatory liability established pursuant to the Mississippi PSC's interim December 2003 order, as approved in May 2004, to earnings as follows: $16.5 million in 2004, $25.1 million in 2005, $13.0 million in 2006, and $5.7 million in 2007, resulting in increases to earnings in each of those years.

Asset Retirement Obligations and Other Costs of Removal

Effective January 1, 2003, Southern Company adopted FASB Statement No. 143, Accounting for Asset Retirement Obligations. Statement No. 143 established new accounting and reporting standards for legal obligations associated with the ultimate costs of retiring long-lived assets. The present value of the ultimate costs for an asset's future retirement is recorded in the period in which the liability is incurred. The costs are capitalized as part of the related long-lived asset and depreciated over the asset's useful life. Although Statement No. 143 does not permit the continued accrual of future retirement costs for long-lived assets that the Company does not have a legal obligation to retire, the retail operating companies have received accounting guidance from their respective state PSCs allowing such treatment. Accordingly, the accumulated removal costs for other obligations previously accrued will continue to be reflected on the balance sheets as a regulatory liability. Therefore, the retail operating companies had no cumulative effect to net income resulting from the adoption of Statement No. 143.

The liability recognized to retire long-lived assets primarily relates to Southern Company's nuclear facilities, which include Alabama Power's Plant Farley and Georgia Power's ownership interests in Plants Hatch and Vogtle. The fair value of assets legally restricted for settling retirement obligations related to nuclear facilities as of December 31, 2004 was $905 million. In addition, the retail operating companies have retirement obligations related to various landfill sites, ash ponds, and underground storage tanks. The retail operating companies have also identified retirement obligations related to certain transmission and distribution facilities. However, liabilities for the removal of these transmission and distribution assets have not been recorded because no reasonable estimate can be made regarding the timing of the obligations. The retail operating companies will continue to recognize in the statements of income allowed removal costs in accordance with each company's respective regulatory treatment. Any difference between costs recognized under Statement No. 143 and those reflected in rates are recognized as either a regulatory asset or liability and are reflected in the balance sheets. See "Nuclear Decommissioning" herein for further information on amounts included in rates.

Details of the asset retirement obligations included in the balance sheets are as follows:

(in millions)	**2004**	2003
Balance beginning of year	**$845**	$ –
Liabilities incurred	**–**	780
Liabilities settled	**(3)**	–
Accretion	**57**	55
Cash flow revisions	**4**	10
Balance end of year	**$903**	$845

Nuclear Decommissioning

The Nuclear Regulatory Commission (NRC) requires licensees of commercial nuclear power reactors to establish a plan for providing reasonable assurance of funds for future decommissioning. Alabama Power and Georgia Power have external trust funds to comply with the NRC's regulations. The funds set aside for decommissioning are managed and invested in accordance with applicable requirements of various regulatory bodies, including the NRC, the FERC, and state PSCs, as well as the Internal Revenue Service (IRS). Funds are invested in a tax-efficient manner in a diversified mix of equity and fixed income securities. Equity securities typically range from 50 to 75 percent of the funds and fixed income securities from 25 to 50 percent. Amounts previously recorded in internal reserves are being transferred into the external trust funds over periods approved by the respective state PSCs. The NRC's minimum external funding requirements are based on a generic estimate of the cost to decommission only the radioactive portions of a nuclear unit based on the size and type of reactor. Alabama Power and Georgia Power have filed plans with the NRC to ensure that–over time–the deposits and earnings of the external trust funds will provide the minimum funding amounts prescribed by the NRC.



Site study cost is the estimate to decommission a specific facility as of the site study year. The estimated costs of decommissioning based on the most current studies as of December 31, 2004 for Alabama Power's Plant Farley and Georgia Power's ownership interests in plants Hatch and Vogtle were as follows:

	Plant Farley	Plant Hatch	Plant Vogtle
Decommissioning periods:			
Beginning year	2017	2034	2027
Completion year	2046	2065	2048
(in millions)			
Site study costs:			
Radiated structures	$892	$497	$452
Non-radiated structures	63	49	58
Total	$955	$546	$510

The decommissioning cost estimates are based on prompt dismantlement and removal of the plant from service. The actual decommissioning costs may vary from the above estimates because of changes in the assumed date of decommissioning, changes in NRC requirements, or changes in the assumptions used in making these estimates.

Annual provisions for nuclear decommissioning are based on an annuity method as approved by the respective state PSCs. The amount expensed in 2004 and fund balances were as follows:

	Plant Farley	Plant Hatch	Plant Vogtle
Amount expensed in 2004	**$18**	**$7**	**$2**
Accumulated provisions:			
External trust funds, at fair value	$446	$294	$165
Internal reserves	29	–	2
Total	$475	$294	$167

Alabama Power's decommissioning costs for ratemaking are based on the site study. Effective January 1, 2005, the Georgia PSC has ordered the annual decommissioning costs for ratemaking be decreased from $9 million to $7 million. This amount is based on the NRC generic estimate to decommission the radioactive portion of the facilities as of 2003–$421 million and $326 million for plants Hatch and Vogtle, respectively. Significant assumptions used to determine these costs for ratemaking were an inflation rate of 4.5 percent and 3.1 percent for Alabama Power and Georgia Power, respectively, and a trust earnings rate of 7.0 percent and 5.1 percent for Alabama Power and Georgia Power, respectively. Another significant assumption used was the change in the operating license for Plant Hatch. In January 2002, the NRC granted Georgia Power a 20-year extension of the licenses for both units at Plant Hatch which permits the operation of units 1 and 2 until 2034 and 2038, respectively. Alabama Power filed an application with the NRC in September 2003 to extend the operating license for Plant Farley for an additional 20 years. The NRC is expected to rule on the application by July 2005. Alabama Power and Georgia Power expect their respective state PSCs to periodically review and adjust, if necessary, the amounts collected in rates for the anticipated cost of decommissioning.

Allowance for Funds Used During Construction (AFUDC) and Interest Capitalized

In accordance with regulatory treatment, the retail operating companies record AFUDC. AFUDC represents the estimated debt and equity costs of capital funds that are necessary to finance the construction of new regulated facilities. While cash is not realized currently from such allowance, it increases the revenue requirement over the service life of the plant through a higher rate base and higher depreciation expense. Interest related to the construction of new facilities not included in the retail operating companies' regulated rates is capitalized in accordance with standard interest capitalization requirements.

Cash payments for interest totaled $551 million, $603 million, and $560 million in 2004, 2003, and 2002, respectively, net of amounts capitalized of $36 million, $49 million, and $59 million, respectively.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost less regulatory disallowances and impairments. Original cost includes: materials; labor; minor items of property; appropriate administrative and general costs; payroll-related costs such as taxes, pensions, and other benefits, and the interest capitalized and/or cost of funds used during construction.

The cost of replacements of property–exclusive of minor items of property–is capitalized. The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense as incurred or performed with the exception of nuclear refueling costs, which are recorded in accordance with specific state PSC orders. Alabama Power accrues estimated refueling costs in advance of the unit's next refueling outage. Georgia Power defers and amortizes refueling costs over the unit's operating cycle before the next refueling. The refueling cycles for Alabama Power and Georgia Power range from 18 to 24 months for each unit. In accordance with retail accounting orders, both Georgia Power and Savannah Electric will defer the costs of certain significant inspection costs for the combustion turbines at Plant McIntosh and amortize such costs over 10 years, which approximates the expected maintenance cycle.



Impairment of Long-Lived Assets and Intangibles

Southern Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on either a specific regulatory disallowance or an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by either the amount of regulatory disallowance or by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell in order to determine if an impairment provision is required. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change. See Note 3 under "Plant McIntosh Construction Project" for information on a regulatory disallowance by the Georgia PSC in December 2004.

Storm Damage Reserves

Each retail operating company maintains a reserve for property damage to cover the cost of uninsured damages from major storms to transmission and distribution lines and to generation facilities and other property. In accordance with their respective state PSC orders, the retail operating companies accrue a total of $16 million annually. Alabama Power, Gulf Power, and Mississippi Power also have discretionary authority from their state PSCs to accrue additional amounts as circumstances warrant. In 2004, Alabama Power, Gulf Power, and Mississippi Power accrued additional amounts of $6.9 million, $15 million, and $3.1 million, respectively. See Note 3 under "Gulf Power and Alabama Power Storm Damage Recovery" for additional information regarding the impact of Hurricane Ivan on these reserves.

Environmental Cost Recovery

Southern Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the subsidiaries may also incur substantial costs to clean up properties. Alabama Power, Gulf Power, and Mississippi Power have each received authority from their respective state PSCs to recover approved environmental compliance costs through specific retail rate clauses. Within limits approved by the state PSCs, these rates are adjusted annually. Georgia Power and Savannah Electric continue to recover environmental costs through their base rates.

Leveraged Leases

Southern Company has several leveraged lease agreements–ranging up to 45 years–that relate to international and domestic energy generation, distribution, and transportation assets. Southern Company receives federal income tax deductions for rent or depreciation and amortization, as well as interest on long-term debt related to these investments.

Southern Company's net investment in leveraged leases consists of the following at December 31:

(in millions)	**2004**	2003
Net rentals receivable	**$1,755**	$1,512
Unearned income	**(779)**	(674)
Investment in leveraged leases	**976**	838
Deferred taxes arising from leveraged leases	**(392)**	(351)
Net investment in leveraged leases	**$ 584**	$ 487

A summary of the components of income from leveraged leases is as follows:

(in millions)	**2004**	2003	2002
Pretax leveraged lease income	**$70**	$66	$58
Income tax expense	**27**	23	20
Net leveraged lease income	**$43**	$43	$38

Cash and Cash Equivalents

For purposes of the financial statements, temporary cash investments are considered cash equivalents. Temporary cash investments are securities with original maturities of 90 days or less.

Materials and Supplies

Generally, materials and supplies include the average costs of transmission, distribution, and generating plant materials. Materials are charged to inventory when purchased and then expensed or capitalized to plant, as appropriate, when installed.



Stock Options

Southern Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Accordingly, no compensation expense has been recognized because the exercise price of all options granted equaled the fair-market value on the date of grant.

The pro forma impact of fair-value accounting for options granted on earnings from continuing operations is as follows:

	As Reported	Pro Forma
2004		
Net income *(in millions)*	**$1,532**	**$1,516**
Earnings per share *(dollars)*:		
Basic	**$ 2.07**	**$ 2.05**
Diluted	**$ 2.06**	**$ 2.04**
2003		
Net income *(in millions)*	$1,474	$1,456
Earnings per share *(dollars)*:		
Basic	$ 2.03	$ 2.00
Diluted	$ 2.02	$ 1.99
2002		
Net income *(in millions)*	$1,318	$1,299
Earnings per share *(dollars)*:		
Basic	$ 1.86	$ 1.83
Diluted	$ 1.85	$ 1.82

The estimated fair values of stock options granted in 2004, 2003, and 2002 were derived using the Black-Scholes stock option pricing model. The following table shows the assumptions and the weighted average fair values of stock options:

	2004	2003	2002
Interest rate	**3.1%**	2.7%	2.8%
Average expected life of stock options *(in years)*	**5.0**	4.3	4.3
Expected volatility of common stock	**19.6%**	23.6%	26.3%
Expected annual dividends on common stock	**$1.40**	$1.37	$1.34
Weighted average fair value of stock options granted	**$3.29**	$3.59	$3.37

Financial Instruments

Southern Company uses derivative financial instruments to limit exposure to fluctuations in interest rates, the prices of certain fuel purchases, and electricity purchases and sales. All derivative financial instruments are recognized as either assets or liabilities and are measured at fair value. Substantially all of Southern Company's bulk energy purchases and sales contracts that meet the definition of a derivative are exempt from fair value accounting requirements and are accounted for under the accrual method. Other derivative contracts qualify as cash flow hedges of anticipated transactions. This results in the deferral of related gains and losses in other comprehensive income or regulatory assets or liabilities as appropriate until the hedged transactions occur. Any ineffectiveness is recognized currently in net income. Other derivative contracts are marked to market through current period income and are recorded on a net basis in the statements of income.

Southern Company is exposed to losses related to financial instruments in the event of counterparties' nonperformance. The Company has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate the Company's exposure to counterparty credit risk.

The other Southern Company financial instruments for which the carrying amount does not equal fair value at December 31 were as follows:

(in millions)	Carrying Amount	Fair Value
Long-term debt:		
At December 31, 2004	**$13,317**	**$13,560**
At December 31, 2003	10,759	10,971
Preferred securities:		
At December 31, 2004	–	–
At December 31, 2003	1,940	2,059

The fair values were based on either closing market price or closing price of comparable instruments. See "Variable Interest Entities" herein and Note 6 under "Mandatorily Redeemable Preferred Securities/Long-Term Debt Payable to Affiliated Trusts" for further information.

Comprehensive Income

The objective of comprehensive income is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of net income, changes in the fair value of qualifying cash flow hedges and marketable securities, and changes in additional minimum pension liability, less income taxes and reclassifications for amounts included in net income.

Variable Interest Entities

On March 31, 2004, Southern Company prospectively adopted FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities," which requires the primary beneficiary of a variable interest entity to consolidate the related assets and liabilities. The adoption of Interpretation No. 46R had no impact on the net income of Southern Company. However, as a result of the adoption, Southern Company deconsolidated certain wholly-owned trusts established to issue preferred securities since Southern Company and the retail operating companies are not the primary beneficiaries of the trusts. Therefore, the investments in these trusts are reflected as Other Investments, and the related loans from the trusts are reflected as Long-term Debt Payable to Affiliated Trusts on the balance sheet as of December 31, 2004. This treatment resulted in a $60 million increase in both total assets and total liabilities as of March 31, 2004.



In addition, Southern Company consolidated its 85 percent limited partnership investment in an energy/technology venture capital fund that was previously accounted for under the equity method. During the third quarter of 2004, Southern Company terminated new investments in this fund; however, additional contributions to existing investments will still occur. Southern Company has committed to a maximum investment of $50 million. At December 31, 2004, Southern Company's investment totaled $22.0 million.

NOTE 2:

RETIREMENT BENEFITS

Southern Company has a defined benefit, trusteed, pension plan covering substantially all employees. The plan is funded in accordance with Employee Retirement Income Security Act of 1974, as amended (ERISA), requirements. No contributions to the plan are expected for the year ending December 31, 2005. Southern Company also provides certain non-qualified benefit plans for a selected group of management and highly compensated employees. Benefits under these non-qualified plans are funded on a cash basis. In addition, Southern Company provides certain medical care and life insurance benefits for retired employees. The retail operating companies fund related trusts to the extent required by their respective regulatory commissions. For the year ended December 31, 2005, postretirement trust contributions are expected to total approximately $34.5 million.

The measurement date for plan assets and obligations is September 30 for each year.

Pension Plans

The accumulated benefit obligation for the pension plans was $4.6 billion in 2004 and $4.2 billion in 2003. Changes during the year in the projected benefit obligations, accumulated benefit obligations, and fair value of plan assets were as follows:

	Projected Benefit Obligations	
(in millions)	**2004**	2003
Balance at beginning of year	**$4,573**	$4,094
Service cost	**128**	115
Interest cost	**270**	261
Benefits paid	**(207)**	(197)
Plan amendments	**6**	11
Actuarial (gain) loss	**305**	289
Balance at end of year	**$5,075**	$4,573

	Plan Assets	
(in millions)	**2004**	2003
Balance at beginning of year	**$5,159**	$4,600
Actual return on plan assets	**501**	735
Employer contributions	**23**	–
Benefits paid	**(207)**	(176)
Balance at end of year	**$5,476**	$5,159

Pension plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code of 1986, as amended (Internal Revenue Code). The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity, as described in the table below. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk.

		Plan Assets	
	Target	**2004**	2003
Domestic equity	37%	**36%**	37%
International equity	20	**20**	20
Fixed income	26	**26**	24
Real estate	10	**10**	11
Private equity	7	**8**	8
Total	100%	**100%**	100%

The reconciliations of the funded status with the accrued pension costs recognized in the balance sheets were as follows:

(in millions)	**2004**	2003
Funded status	**$401**	$586
Unrecognized transition amount	**(14)**	(26)
Unrecognized prior service cost	**292**	314
Unrecognized net (gain) loss	**185**	(70)
Prepaid pension asset, net	**$864**	$804

The prepaid pension asset, net is reflected in the balance sheets in the following line items:

(in millions)	**2004**	2003
Prepaid pension asset	**$ 986**	$ 911
Employee benefit obligations	**(280)**	(229)
Other Property and Investments		
Other	**50**	45
Accumulated other comprehensive income	**108**	77
Prepaid pension asset, net	**$ 864**	$ 804

Components of the pension plans' net periodic cost were as follows:

(in millions)	**2004**	2003	2002
Service cost	**$ 128**	$ 115	$ 109
Interest cost	**269**	261	277
Expected return on plan assets	**(452)**	(450)	(449)
Recognized net gain	**(7)**	(42)	(65)
Net amortization	**18**	17	11
Net pension cost *(income)*	**$ (44)**	$ (99)	$(117)



Future benefit payments reflect expected future service and are estimated based on assumptions used to measure the projected benefit obligation for the pension plans. At December 31, 2004, estimated benefit payments were as follows:

(in millions)	
2005	$ 207
2006	211
2007	218
2008	226
2009	237
2010 to 2014	1,482

Postretirement Benefits

Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows:

	Accumulated Benefit Obligations	
(in millions)	**2004**	2003
Balance at beginning of year	**$1,655**	$1,461
Service cost	**27**	25
Interest cost	**93**	93
Benefits paid	**(68)**	(66)
Actuarial (gain) loss	**72**	142
Plan amendments	**(67)**	–
Balance at end of year	**$1,712**	$1,655

	Plan Assets	
(in millions)	**2004**	2003
Balance at beginning of year	**$522**	$417
Actual return on plan assets	**64**	70
Employer contributions	**74**	101
Benefits paid	**(68)**	(66)
Balance at end of year	**$592**	$522

Postretirement benefits plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code. The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity, as described in the table below. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk.

	Plan Assets		
	Target	**2004**	2003
Domestic equity	43%	**43%**	44%
International equity	17	**18**	18
Fixed income	33	**32**	31
Real estate	4	**4**	4
Private equity	3	**3**	3
Total	100%	**100%**	100%

The accrued postretirement costs recognized in the balance sheets were as follows:

(in millions)	**2004**	2003
Funded status	**$(1,120)**	$(1,133)
Unrecognized transition obligation	**129**	144
Unrecognized prior service cost	**130**	211
Unrecognized net loss (gain)	**408**	357
Fourth quarter contributions	**30**	19
Accrued liability recognized in the balance sheets	**$ (423)**	$ (402)

Components of the postretirement plans' net periodic cost were as follows:

(in millions)	**2004**	2003	2002
Service cost	**$ 28**	$ 25	$ 21
Interest cost	**93**	93	91
Expected return on plan assets	**(50)**	(47)	(42)
Net amortization	**35**	30	29
Net postretirement cost	**$106**	$101	$ 99

In the third quarter 2004, Southern Company prospectively adopted FASB Staff Position (FSP) 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act). The Medicare Act provides a 28 percent prescription drug subsidy for Medicare eligible retirees. FSP 106-2 requires recognition of the impacts of the Medicare Act in the accumulated postretirement benefit obligation (APBO) and future cost of service for postretirement medical plan. The effect of the subsidy reduced Southern Company's expenses for the six months ended December 31, 2004 by approximately $10.6 million and is expected to have a similar impact on future expenses. The subsidy's impact on the postretirement medical plan APBO was a reduction of approximately $182 million.

Future benefit payments, including prescription drug benefits, reflect expected future service and are estimated based on assumptions used to measure the accumulated benefit obligation for the postretirement plans. Estimated benefit payments are reduced by drug subsidy receipts expected as a result of the Medicare Act as follows:

(in millions)	Benefit Payments	Subsidy Receipts	Total
2005	$ 67	$ –	$ 67
2006	73	(8)	65
2007	80	(9)	71
2008	87	(10)	77
2009	96	(11)	85
2010 to 2014	612	(72)	540



The weighted average rates assumed in the actuarial calculations used to determine both the benefit obligations and the net periodic costs for the pension and postretirement benefit plans were as follows:

	2004	2003	2002
Discount	5.75%	6.00%	6.50%
Annual salary increase	3.50	3.75	4.00
Long-term return on plan assets	8.50	8.50	8.50

The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of 11 percent for 2004, decreasing gradually to 5 percent through the year 2012, and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2004 as follows:

(in millions)	1 Percent Increase	1 Percent Decrease
Benefit obligation	**$156**	**$123**
Service and interest costs	**9**	**8**

Employee Savings Plan

Southern Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides a 75 percent matching contribution up to 6 percent of an employee's base salary. Total matching contributions made to the plan for 2004, 2003, and 2002 were $56 million, $55 million, and $53 million, respectively.

NOTE 3:

CONTINGENCIES AND REGULATORY MATTERS

General Litigation Matters

Southern Company is subject to certain claims and legal actions arising in the ordinary course of business. In addition, Southern Company's business activities are subject to extensive governmental regulation related to public health and the environment. Litigation over environmental issues and claims of various types, including property damage, personal injury, and citizen enforcement of environmental requirements, has increased generally throughout the United States. In particular, personal injury claims for damages caused by alleged exposure to hazardous materials have become more frequent. The ultimate outcome of such litigation against Southern Company and its subsidiaries cannot be predicted at this time; however, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on Southern Company's financial statements.

Mirant Related Matters

Mirant Bankruptcy

In July 2003, Mirant Corporation (Mirant) filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code with the U.S. Bankruptcy Court (Bankruptcy Court). In January 2005, Mirant filed its plan of reorganization (POR), which must be approved by the Bankruptcy Court. Southern Company has certain contingent liabilities associated with guarantees of contractual commitments made by Mirant's subsidiaries discussed in Note 7 under "Guarantees" and with various lawsuits related to Mirant discussed below. Southern Company has paid approximately $1.4 million in connection with the guarantees. Also, Southern Company has joint and several liability with Mirant regarding the joint consolidated federal income tax returns through 2001, as discussed in Note 5. In December 2004, as a result of concluding an IRS audit for the tax years 2000 and 2001, Southern Company paid $39 million in additional tax and interest for issues related to Mirant tax items. Based on management's assessment of the collectibility of this receivable, Southern Company reserved approximately $12.5 million.

Under the terms of the separation agreements, Mirant agreed to indemnify Southern Company for costs associated with these guarantees, lawsuits, and additional IRS assessments. However, as a result of Mirant's bankruptcy, Southern Company must seek reimbursement as a creditor in Mirant's Chapter 11 proceeding. Southern Company has filed several claims against Mirant in connection with Mirant's indemnity obligations.

The POR provides for the settlement of court-approved claims by unsecured creditors with common stock of a new corporation to which Mirant would transfer substantially all of its assets and its restructured debt and interests in a trust to which Mirant would transfer certain assets, including any claims that Mirant may have against Southern Company. Mirant's disclosure statement filed with the POR states that it is unlikely that there is sufficient value to provide a full recovery to all creditors. A valuation hearing is scheduled before the



Bankruptcy Court for April 11, 2005. If Southern Company is ultimately required to make any additional payments related to these obligations, Mirant's indemnification obligation to Southern Company for those additional payments may also represent an unsecured claim, subject to compromise pursuant to the POR.

In April 2004, the U.S. Bankruptcy Court judge presiding over Mirant's proceedings ordered that an examiner be appointed and defined the duties of the examiner, including the investigation of any potential causes of action against insiders, past or present, of Mirant or any basis for objecting to or subordinating any claim that may be available to Mirant against any past or present insider or any member of a committee appointed in Mirant's bankruptcy proceeding. As a former shareholder of Mirant, Southern Company could be considered a past insider. In June 2004, Mirant's bankruptcy counsel notified Southern Company that it is investigating, on behalf of a committee of independent Mirant directors, potential claims against Southern Company. Southern Company has produced documents in response to related informal requests by Mirant's bankruptcy counsel and is cooperating in the investigation. The final outcome of these matters cannot now be determined.

Mirant Securities Litigation

In November 2002, Southern Company, certain former and current senior officers of Southern Company, and 12 underwriters of Mirant's initial public offering were added as defendants in a class action lawsuit that several Mirant shareholders originally filed against Mirant and certain Mirant officers in May 2002. Several other similar lawsuits filed subsequently were consolidated into this litigation in the U.S. District Court for the Northern District of Georgia. The amended complaint is based on allegations related to alleged improper energy trading and marketing activities involving the California energy market, alleged false statements and omissions in Mirant's prospectus for its initial public offering and in subsequent public statements by Mirant, and accounting-related issues previously disclosed by Mirant. The lawsuit purports to include persons who acquired Mirant securities between September 26, 2000 and September 5, 2002.

In July 2003, the court dismissed all claims based on Mirant's alleged improper energy trading and marketing activities involving the California energy market. The remaining claims do not allege any improper trading and marketing activity, accounting errors, or material misstatements or omissions on the part of Southern Company but seek to impose liability on Southern Company based on allegations that Southern Company was a "control person" as to Mirant prior to the spin off date. Southern Company filed an answer to the consolidated amended class action complaint in September 2003. Plaintiffs have also filed a motion for class certification.

As a result of Mirant's Chapter 11 proceeding, the Bankruptcy Code automatically stayed all litigation as to Mirant. In November 2003, the Bankruptcy Court granted a request to extend this automatic stay to all other non-debtor defendants, including Southern Company and its current and/or former officers named as defendants in the Mirant securities litigation. However, the Bankruptcy Court authorized Mirant to agree with parties in pending actions to allow discovery or other matters to proceed without violating the stay. Mirant and plaintiffs' counsel in the Mirant securities litigation agreed that document discovery could proceed. In October 2003, the Bankruptcy Court entered an order authorizing Southern Company's insurance companies to pay related defense costs.

Under certain circumstances, Southern Company will be obligated under its Bylaws to indemnify the four current and/or former Southern Company officers who served as directors of Mirant at the time of its initial public offering through the date of the spin off and who are also named as defendants in this lawsuit. The final outcome of these matters cannot now be determined.

Southern Company Employee Savings Plan Litigation

On June 30, 2004, an employee of a subsidiary of Southern Company filed a complaint in the U.S. District Court for the Northern District of Georgia alleging violations of ERISA, on behalf of a purported class of individuals who were participants in or beneficiaries of The Southern Company Employee Savings Plan (Plan) at any time since April 2, 2001 and whose Plan accounts included investments in Mirant common stock. The complaint, which was amended on December 6, 2004, named as defendants Southern Company, SCS, the Employee Savings Plan Committee, the Pension Fund Investment Review Committee, individual members of such committees, and the SCS Board of Directors during the class period.

In the amended complaint, the plaintiff alleges that the various defendants had certain fiduciary duties under ERISA regarding the Mirant shares distributed to Southern Company shareholders in the spin off and held in the Mirant stock fund in the Plan. The plaintiff alleges that the various defendants breached their respective fiduciary duties by, among other things, failing to adequately determine whether Mirant stock was an appropriate investment option to hold in the Plan and by failing to adequately inform Plan participants that Mirant stock was not an appropriate investment for their retirement assets based on Mirant's alleged improper energy trading and accounting practices, mismanagement, and dire business conditions. The amended complaint also alleges that certain defendants failed to monitor Plan fiduciaries and that certain defendants had conflicting interests regarding Mirant, which prevented them from acting solely in the interests of Plan participants and beneficiaries. The plaintiff seeks class-wide equitable relief and an unspecified amount of money damages.

On February 7, 2005, the Southern Company defendants filed a motion to dismiss all of the claims asserted in the amended complaint. The ultimate outcome of this matter cannot now be determined.



Environmental Matters

New Source Review Actions

In November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against Alabama Power and Georgia Power, alleging violations of the New Source Review (NSR) provisions of the Clean Air Act and related state laws at five coal-fired generating facilities. The EPA concurrently issued to each of the retail operating companies notices of violation relating to 10 generating facilities, including the five facilities mentioned previously. In early 2000, the EPA filed a motion to amend its complaint to add the violations alleged in its notices of violation and to add Gulf Power, Mississippi Power, and Savannah Electric as defendants.

The U.S. District Court for the Northern District of Georgia subsequently granted Alabama Power's motion to dismiss and denied the EPA's motion to add Gulf Power and Mississippi Power for lack of jurisdiction in Georgia. In March 2001, the court granted the EPA's motion to add Savannah Electric as a defendant and to add allegations regarding two additional generating facilities owned by Alabama Power. As directed by the court, the EPA refiled its amended complaint limiting claims to those brought against Georgia Power and Savannah Electric. In addition, the EPA refiled its claims against Alabama Power in the U.S. District Court for the Northern District of Alabama. These civil complaints allege violations with respect to eight coal-fired generating facilities in Alabama and Georgia, and they request penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units. The EPA has not refiled against Gulf Power or Mississippi Power.

The actions against Alabama Power, Georgia Power, and Savannah Electric were effectively stayed in the spring of 2001 during the appeal of a similar NSR enforcement action against the Tennessee Valley Authority (TVA) before the U.S. Court of Appeals for the Eleventh Circuit. In June 2003, the Court of Appeals issued its ruling in the TVA case, dismissing the appeal for reasons unrelated to the issues in the cases pending against Alabama Power, Georgia Power, and Savannah Electric. In May 2004, the U.S. Supreme Court denied the EPA's petition for review of the case. In June 2004, the U.S. District Court for the Northern District of Alabama lifted the stay in the action against Alabama Power, placing the case back onto the court's active docket. At this time, no party to the case against Georgia Power and Savannah Electric has sought to reopen that case, which remains administratively closed in the U.S. District Court for the Northern District of Georgia.

Since the inception of the NSR proceedings against Alabama Power, Georgia Power, and Savannah Electric, the EPA has also been proceeding with similar NSR enforcement actions against other utilities, involving many of the same legal issues. In each case, the EPA alleged that the utilities failed to comply with the NSR permitting requirements when performing maintenance and construction activities at coal-burning plants, which activities the utilities considered to be routine or otherwise not subject to NSR. District courts addressing these cases have, to date, issued opinions that reached conflicting conclusions.

Southern Company believes that the retail operating companies complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $32,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in any one of these cases could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. This could affect future results of operations, cash flows, and possibly financial condition if such costs are not recovered through regulated rates.

In December 2002 and October 2003, the EPA issued final revisions to its NSR regulations under the Clean Air Act. The December 2002 revisions included changes to the regulatory exclusions and the methods of calculating emissions increases. The October 2003 regulations clarified the scope of the existing Routine Maintenance, Repair, and Replacement (RMRR) exclusion. A coalition of states and environmental organizations has filed petitions for review of these revisions with the U.S. Court of Appeals for the District of Columbia Circuit. The October 2003 RMRR rules have been stayed by the Court of Appeals pending its review of the rules. In any event, the final regulations must be adopted by the individual states to apply to facilities in the Southern Company system. The effect of these final regulations, related legal challenges, and potential state rulemakings cannot be determined at this time.

Plant Wansley Environmental Litigation

On December 30, 2002, the Sierra Club, Physicians for Social Responsibility, Georgia Forestwatch, and one individual filed a civil suit in the U.S. District Court for the Northern District of Georgia against Georgia Power for alleged violations of the Clean Air Act at four of the generating units at Plant Wansley. The complaint alleges Clean Air Act violations at both the existing coal-fired units and the new combined cycle units. Specifically, the plaintiffs allege (1) opacity violations at the coal-fired units, (2) violations of a permit provision that requires the combined cycle units to operate above certain levels, (3) violation of nitrogen oxide emission offset requirements, and (4) violation of hazardous air pollutant requirements. The civil action requests injunctive and declaratory relief, civil penalties, a supplemental environmental project, and attorneys' fees. The Clean Air Act authorizes civil penalties of up to $27,500 per day, per violation at each generating unit.

The court has concluded the liability phase of the action. The court ruled in favor of Georgia Power on the allegations regarding the hazardous air pollutants, the allegations regarding emission offsets, and a majority of the allegations regarding the permit provision that requires the combined cycle units to operate above certain levels. The court ruled in favor of the plaintiffs on a majority of the opacity incidents. Georgia Power has filed a petition for review of the decision with the U.S. Court of Appeals for the Eleventh Circuit. The district court case has been administratively closed pending that appeal. If necessary, the district court will hold a separate remedy trial which will address civil penalties and possible injunctive relief requested by



the plaintiffs. The ultimate outcome of this matter cannot currently be determined; however, an adverse outcome could require substantial capital expenditures that cannot be determined at this time and could possibly require the payment of substantial penalties. This could affect future results of operations, cash flows, and possibly financial condition if such costs are not recovered through regulated rates.

Environmental Remediation

Georgia Power has been designated as a potentially responsible party at sites governed by the Georgia Hazardous Site Response Act and/or by the federal Comprehensive Environmental Response, Compensation, and Liability Act. In 1995, the EPA designated Georgia Power and four other unrelated entities as potentially responsible parties at a site in Brunswick, Georgia, that is listed on the federal National Priorities List. As of December 31, 2004, Georgia Power had recorded approximately $6 million in cumulative expenses associated with its agreed-upon share of the removal and remedial investigation and feasibility study costs for the Brunswick site. Additional claims for recovery of natural resource damages at the site are anticipated. Georgia Power has also recognized $35 million in cumulative expenses through December 31, 2004 for the assessment and anticipated cleanup of other sites on the Georgia Hazardous Sites Inventory.

Under Georgia PSC ratemaking provisions, $22 million has been deferred in a regulatory liability account for use in meeting future environmental remediation costs at Georgia Power. Under the December 2004 three-year retail rate plan ending December 31, 2007 (2004 Retail Rate Plan), this regulatory liability will be amortized over a three-year period beginning January 1, 2005. However, the order also approved an annual environmental accrual of $5.4 million. Environmental remediation expenditures will be charged against the reserve as they are incurred. The annual accrual amount will be reviewed and adjusted in future regulatory proceedings.

In September 2004, Gulf Power increased its liability and related regulatory asset for the estimated costs of environmental remediation projects by approximately $47 million to $59.8 million. This increase relates to new regulations and more stringent site closure criteria by the Florida Department of Environmental Protection (FDEP) for impacts to soil and groundwater from herbicide applications at Gulf Power substations. The schedule for completion of these remediation projects will be subject to FDEP approval.

The final outcome of the Georgia Power and Gulf Power matters cannot now be determined. However, based on the currently known conditions at these sites and the nature and extent of activities relating to these sites, management does not believe that additional liabilities, if any, at these sites would be material to the financial statements.

Generation Interconnection Agreements

In July 2003, the FERC issued its final rule on the standardization of generation interconnection agreements and procedures (Order 2003). Order 2003 shifts much of the financial burden of new transmission investment from the generator to the transmission provider. The FERC has indicated that Order 2003, which was effective January 20, 2004, is to be applied prospectively to interconnection agreements. Subsidiaries of Tenaska, Inc., as counterparties to three previously executed interconnection agreements with subsidiaries of Southern Company, have filed complaints at the FERC requesting that the FERC modify the agreements and that Southern Company refund a total of $19 million previously paid for interconnection facilities, with interest. Southern Company has also received similar requests from other entities totaling $9 million. Southern Company has opposed such relief, and the proceedings are still pending. The impact of Order 2003 and its subsequent rehearings on Southern Company and the final results of these matters cannot be determined at this time.

Market-Based Rate Authority

Each of the retail operating companies and Southern Power has authorization from the FERC to sell power to nonaffiliates at market-based prices. The retail operating companies and Southern Power also have FERC authority to make short-term opportunity sales at market rates. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate. In November 2001, the FERC modified the test it uses to consider utilities' applications to charge market-based rates and adopted a new test called the Supply Margin Assessment (SMA). The FERC applied the SMA to several utilities, including Southern Company, the retail operating companies, and Southern Power, and found Southern Company and others to be "pivotal suppliers" in their retail service territories and ordered the implementation of several mitigation measures. Southern Company and others sought rehearing of the FERC order, and the FERC delayed the implementation of certain mitigation measures.

In April 2004, the FERC issued an order that abandoned the SMA test and adopted a new interim analysis for measuring generation market power. This new interim approach requires utilities to submit a pivotal supplier screen and a wholesale market share screen. If the applicant does not pass both screens, there will be a rebuttable presumption regarding generation market power. The FERC's order also sets forth procedures for rebutting these presumptions and addresses mitigation measures for those entities that are found to have market power. In the absence of specific mitigation measures, the order includes several cost-based mitigation measures that would apply by default. The FERC also initiated a new rulemaking proceeding that, among other things, will adopt a final methodology for assessing generation market power.

In July 2004, the FERC denied Southern Company's request for rehearing, along with a number of others, and reaffirmed the interim tests that it adopted in April 2004. In August 2004, Southern Company submitted a filing to the FERC that included results showing that Southern Company passed the pivotal supplier screen for all



markets and the wholesale market share screen for all markets except the Southern Company retail service territory. Southern Company also submitted other analyses to demonstrate that it lacks generation market power. On December 17, 2004, the FERC initiated a proceeding to assess Southern Company's generation dominance within its retail service territory. The ability to charge market-based rates in other markets is not at issue. As directed by this order, Southern Company submitted additional information on February 15, 2005 related to generation dominance in its retail service territory. Any new market-based rate transactions in its retail service territory entered into after February 27, 2005 will be subject to refund to the level of the default cost-based rates, pending the outcome of the proceeding. Southern Company, along with other utilities, has also filed an appeal of the FERC's April and July 2004 orders with the U.S. Court of Appeals for the District of Columbia Circuit. The FERC has asked the court to dismiss the appeal on the grounds that it is premature.

In the event that the FERC's default mitigation measures are ultimately applied, Southern Power and the retail operating companies may be required to charge cost-based rates for certain wholesale sales in the retail service territory, which may be lower than negotiated market-based rates. The final outcome of this matter will depend on the form in which the final methodology for assessing generation market power and mitigation rules may be ultimately adopted and cannot be determined at this time.

Race Discrimination Litigation

In July 2000, a lawsuit alleging race discrimination was filed by three Georgia Power employees against Georgia Power, Southern Company, and SCS in the Superior Court of Fulton County, Georgia. Shortly thereafter, the lawsuit was removed to the U.S. District Court for the Northern District of Georgia. The lawsuit also raised claims on behalf of a purported class. The plaintiffs seek compensatory and punitive damages in an unspecified amount, as well as injunctive relief. In August 2000, the lawsuit was amended to add four more plaintiffs. Also, an additional indirect subsidiary of Southern Company, Southern Company Energy Solutions, was named a defendant.

In October 2001, the district court denied the plaintiffs' motion for class certification. The U.S. Court of Appeals for the Eleventh Circuit subsequently denied plaintiffs' petition seeking permission to file an appeal of the October 2001 decision. In March 2003, the U.S. District Court for the Northern District of Georgia granted summary judgment in favor of the defendants on all claims raised by all seven plaintiffs. In April 2003, plaintiffs filed an appeal to the U.S. Court of Appeals for the Eleventh Circuit challenging these adverse summary judgment rulings, as well as the District Court's October 2001 ruling denying class certification. On November 10, 2004, a three-judge panel of the U.S. Court of Appeals for the Eleventh Circuit issued an order affirming in all respects the district court's rulings. On December 1, 2004, the plaintiffs filed a petition for rehearing seeking a review of the November 2004 order by the entire Eleventh Circuit panel of judges. If this petition is denied, the plaintiffs will have 90 days from the date of the court's order denying the petition to file a petition for writ of certiorari to the U.S. Supreme Court. The final outcome of this matter cannot now be determined.

Right of Way Litigation

Southern Company and certain of its subsidiaries, including Georgia Power, Gulf Power, Mississippi Power, and Southern Telecom, have been named as defendants in numerous lawsuits brought by landowners since 2001. The plaintiffs' lawsuits claim that defendants may not use, or sublease to third parties, some or all of the fiber optic communications lines on the rights of way that cross the plaintiffs' properties and that such actions exceed the easements or other property rights held by defendants. The plaintiffs assert claims for, among other things, trespass and unjust enrichment and seek compensatory and punitive damages and injunctive relief. Management of Southern Company and its subsidiaries believe that they have complied with applicable laws and that the plaintiffs' claims are without merit. An adverse outcome in these matters could result in substantial judgments; however, the final outcome of these matters cannot now be determined.

In November 2003, the Second Circuit Court in Gadsden County, Florida, ruled in favor of the plaintiffs on their motion for partial summary judgment concerning liability in one such lawsuit brought by landowners regarding the installation and use of fiber optic cable over Gulf Power rights of way located on the landowners' property. Subsequently, the plaintiffs sought to amend their complaint and asked the court to enter a final declaratory judgment and to enter an order enjoining Gulf Power from allowing expanded general telecommunications use of the fiber optic cables that are the subject of this litigation. On January 6, 2005, the trial judge entered an order granting in part the plaintiffs' motion to amend their complaint and denying the requested declaratory and injunctive relief at this time. On January 14, 2005, the Superior Court of Decatur County, Georgia, granted partial summary judgment in another such lawsuit brought by landowners against Georgia Power on the plaintiffs' declaratory judgment claim that the easements do not permit general telecommunications use. Georgia Power is appealing this ruling to the Georgia Court of Appeals. The court also dismissed Southern Telecom from this case. The question of damages and other liability or remedies issues with respect to these actions, if any, will be decided at future trials. In the event of an adverse verdict in either case, Gulf Power or Georgia Power, as applicable, could appeal the issues of both liability and damages or other relief granted. With respect to approximately one-third of the plaintiffs in the actions pending against Mississippi Power, Mississippi Power has entered into an agreement with plaintiffs' counsel clarifying Mississippi Power's easement rights. This agreement has been approved by the Circuit Court of Harrison County, Mississippi (First Judicial District) and dismissals of the related cases are in progress.

In addition, in late 2001, certain subsidiaries of Southern Company, including Alabama Power, Georgia Power, Gulf Power, Mississippi Power, Savannah Electric, and Southern Telecom, were named as defendants in a lawsuit brought by a telecommunications company that uses certain of the defendants' rights of way. This



lawsuit alleges, among other things, that the defendants are contractually obligated to indemnify, defend, and hold harmless the telecommunications company from any liability that may be assessed against it in pending and future right of way litigation. The Company believes that the plaintiff's claims are without merit. In the fall of 2004, the trial court stayed the case until resolution of the underlying landowner litigation discussed above. On January 12, 2005, the Georgia Court of Appeals dismissed the telecommunications company's appeal of the trial court's order for lack of jurisdiction. An adverse outcome in this matter, combined with an adverse outcome against the telecommunications company in one or more of the right of way lawsuits, could result in substantial judgments; however, the final outcome of these matters cannot now be determined.

Income Tax Matters

Synthetic Fuel Tax Credits

Southern Company has investments in two entities that produce synthetic fuel and receive tax credits under Section 29 of the Internal Revenue Code–a 30 percent ownership interest in Alabama Fuel Products (AFP) and a 24.975 percent limited partnership interest in Carbontronics Synfuels Investors, L.P. (Carbontronics). At December 31, 2004, Southern Company's total investment in these entities was approximately $29 million.

In June 2003, the IRS completed a review of the scientific validity of test procedures and results that have been presented as evidence that a significant chemical change occurred in such synthetic fuel and announced that it has determined that the test procedures and results used by taxpayers are scientifically valid if the procedures are applied in a consistent and unbiased manner. The IRS stated that the processes they approved do not produce the level of chemical change required by Section 29, but they will, nevertheless, resume issuing private letter rulings. The IRS required taxpayers applying for future rulings, as well as those already holding rulings, to implement and maintain certain sampling and quality control procedures, as well as additional documentation and record retention procedures. Both AFP and Carbontronics have private letter rulings from the IRS that concluded significant chemical change occurred based on the procedures and results submitted. In addition, both entities regularly use independent laboratories and experts to test for chemical change. These tests replicated significant chemical changes consistent with the procedures submitted with the private letter rulings.

In October 2003, the Senate Governmental Affairs Permanent Subcommittee on Investigations announced that it has begun a separate investigation of the synthetic fuel industry and its producers for potential abuses of these tax credits. There has been no significant activity related to this investigation to date.

In January 2004, the IRS completed an audit of AFP for tax years 1999 and 2000. In December 2004, the IRS notified Carbontronics that its audit for 2000 and 2001 had been completed. In addition, in December 2004, the IRS also concluded its audit of Southern Company's consolidated income tax returns for 2000 and 2001. The IRS raised no issues related to synthetic fuel tax credits upon conclusion of any of these audits. As a result, in December 2004, Southern Company reversed its related reserve of $37 million.

Leveraged Lease Transactions

Southern Company undergoes audits by the IRS for each of its tax years. The IRS has completed its audits of Southern Company's consolidated federal income tax returns for all years through 2001. As part of the audit for the 1996-1999 tax years, the IRS proposed to disallow the tax losses associated with Southern Company's lease-in-lease-out (LILO) transaction, resulting in an additional tax payment of approximately $30 million, including approximately $6.5 million of interest. To stop interest accretion, Southern Company deposited this payment with the IRS in May 2003 and filed a refund claim. In January 2004, the IRS proposed to disallow the refund claim. In connection with its audit of 2000 and 2001, the IRS proposed a similar assessment of approximately $18 million, including approximately $3 million of interest. In October 2004, Southern Company submitted the issue to the IRS appeals division and in February 2005 reached a negotiated settlement with the IRS. The settlement had no material impact on Southern Company's financial statements.

In connection with its audit of 2000 and 2001, the IRS has also challenged Southern Company's deductions related to three other international lease transactions (so-called SILO or sale-in-lease-out transactions). Southern Company believes that these transactions are valid leases for U.S. tax purposes and is pursuing resolution with the IRS. If the IRS is ultimately successful in disallowing the tax deductions related to these three transactions, beginning with the 2000 tax year, Southern Company could be subject to additional interest charges of up to $20 million. Additionally, although the payment of the tax liability, exclusive of this interest, would not affect Southern Company's results of operations under current accounting standards, it could have a material impact on cash flow. See Note 1 under "Leveraged Leases" for additional information on deferred taxes arising from these transactions. Furthermore, the FASB is currently considering changes to the accounting for income tax settlements related to leveraged leases, which may result in a net income impact from such settlements. The final outcome of these matters cannot now be determined.

Alabama Power Retail Regulatory Matters

Alabama Power operates under a Rate Stabilization and Equalization plan (Rate RSE) originally adopted by the Alabama PSC in November 1982. Rate RSE provides for periodic annual adjustments based upon Alabama Power's earned return on end-of-period retail common equity. Such annual adjustments are limited to 3 percent. Within a range of return on common equity of 13 percent to 14.5 percent, rates remain unchanged. The Alabama PSC has also approved a rate mechanism that provides for adjustments to recognize the placing of new generating facilities in retail service and for the recovery of retail costs associated with certificated purchased power agreements (Rate CNP). Both increases and decreases have been placed into effect since the adoption of these rates.



In accordance with Rate RSE, a 2 percent increase in retail rates was effective in April 2002, amounting to an annual increase of $55 million. Also, to recover certificated purchased power costs under Rate CNP, an increase of 2.6 percent in retail rates, or $79 million annually, was effective July 2003. An additional increase of $25 million annually was effective in June 2004 under Rate CNP for new certificated purchased power costs. In April 2005, an annual true-up adjustment to Rate CNP is expected to decrease retail rates by approximately 0.5 percent or $18.5 million annually.

In October 2004, the Alabama PSC approved a request by Alabama Power to amend Rate CNP to also provide for the recovery of retail costs associated with environmental laws and regulations, effective in January 2005. In conjunction with the Alabama PSC's approval, Alabama Power agreed to a moratorium until March 2007 on any retail rate increase under the Rate RSE. Any increase in March 2007 would be based upon the earned return on retail common equity at December 31, 2006. The ratemaking procedures will remain in effect until the Alabama PSC votes to modify or discontinue them.

Alabama Power fuel costs are recovered under Rate ECR (Energy Cost Recovery), which provides for the addition of a fuel and energy cost factor to base rates. In April 2005, this factor is scheduled to increase from its current level.

Georgia Power Retail Rate Activity

On December 21, 2004, the Georgia PSC voted to approve the 2004 Retail Rate Plan for Georgia Power. Under the terms of the 2004 Retail Rate Plan, earnings will be evaluated against a retail return on common equity range of 10.25 percent to 12.25 percent. Two-thirds of any earnings above 12.25 percent will be applied to rate refunds, with the remaining one-third retained by Georgia Power. Retail rates and customer fees will be increased by approximately $203 million effective January 1, 2005 to cover the higher costs of purchased power, operating and maintenance expenses, environmental compliance, and continued investment in new generation, transmission, and distribution facilities to support growth and ensure reliability.

Georgia Power will not file for a general base rate increase unless its projected retail return on common equity falls below 10.25 percent. Georgia Power is required to file a general rate case by July 1, 2007, in response to which the Georgia PSC would be expected to determine whether the rate order should be continued, modified, or discontinued.

In December 2001, the Georgia PSC approved a three-year retail rate plan (2001 Retail Rate Plan) for Georgia Power ending December 31, 2004. Under the terms of the 2001 Retail Rate Plan, earnings were evaluated against a retail return on common equity range of 10 percent to 12.95 percent. Georgia Power's earnings in all three years were within the common equity range. Under the 2001 Retail Rate Plan, Georgia Power amortized a regulatory liability of $333 million, related to previously recorded accelerated amortization expenses, equally over three years beginning in 2002. Also, the 2001 Retail Rate Plan required Georgia Power to recognize capacity and operating and maintenance costs related to certified purchase power contracts evenly into rates over a three-year period ending December 31, 2004.

On February 18, 2005, Georgia Power filed a request with the Georgia PSC for a fuel cost recovery rate increase. The requested increase, representing an average annual increase in revenues of approximately 11.7 percent, will allow for the recovery of fuel costs based on an estimate of future fuel costs, as well as the collection of the existing under recovery of fuel costs. Georgia Power's under recovered fuel costs as of January 31, 2005 totaled $390 million. The Georgia PSC will examine Georgia Power's fuel expenditures and determine whether the proposed fuel cost recovery rate is just and reasonable before issuing its decision in May 2005. The final outcome of the filing cannot be determined at this time.

Gulf Power and Alabama Power Storm Damage Recovery

In September 2004, Hurricane Ivan hit the Gulf Coast of Florida and Alabama and continued north through Southern Company's service territory causing substantial damage. At Gulf Power, the related costs charged to its property damage reserve were $141.5 million, resulting in a negative reserve balance of $96.5 million at December 31, 2004. At Alabama Power, the related costs charged to its natural disaster reserve were $57.8 million, resulting in a negative reserve balance of $37.7 million at December 31, 2004, which is reflected in the balance sheet as a regulatory asset pursuant to Alabama PSC order. See Note 1 under "Storm Damage Reserves" for additional information on these reserves.

In February 2005, the Citizens of the State of Florida through the Office of Public Counsel for the State of Florida, the Florida Industrial Power Users Group, and Gulf Power filed a Stipulation and Settlement with the Florida PSC that, if approved, would allow Gulf Power to recover the retail portion of $51.7 million of these costs, plus interest and revenue taxes, from customers over a 24-month period. In connection with the stipulation, Gulf Power has agreed that it will not seek any additional increase in its base rates and charges to become effective on or before March 1, 2007.

Also in February 2005, Alabama Power requested and received Alabama PSC approval of an accounting order that allows Alabama Power to immediately return certain regulatory liabilities to its retail customers. The order also allows Alabama Power to simultaneously recover from its customers an accrual of approximately $45 million to offset the costs of Hurricane Ivan and restore the natural disaster reserve. The combined effects of this order will have no impact on Alabama Power's net income in 2005.



Plant McIntosh Construction Project

In December 2002, after a competitive bidding process, the Georgia PSC certified purchased power agreements (PPAs) between Southern Power and Georgia Power and Savannah Electric for capacity from Plant McIntosh units 10 and 11, construction of which is scheduled to be completed in June 2005. In April 2003, Southern Power applied for FERC approval of these PPAs. In July 2003, the FERC accepted the PPAs to become effective June 1, 2005, subject to refund, and ordered that hearings be held. Intervenors opposed the FERC's acceptance of the PPAs, alleging that they did not meet the applicable standards for market-based rates between affiliates. To ensure the timely completion of the Plant McIntosh construction project and the availability of the units in the summer of 2005 for their retail customers, Savannah Electric and Georgia Power in May 2004 requested the Georgia PSC to direct them to acquire the Plant McIntosh construction project. The Georgia PSC issued such an order, and the transfer occurred on May 24, 2004 at a total cost of approximately $415 million, including $14 million of transmission interconnection facilities. Subsequently, Southern Power filed a request to withdraw the PPAs and to terminate the ongoing FERC proceedings. In August 2004, the FERC issued a notice accepting the request to withdraw the PPAs and permitting such request to become effective by operation of law. However, the FERC made no determination on what additional steps may need to be taken with respect to testimony provided in the proceedings. The ultimate outcome of any additional FERC action cannot now be determined.

As directed by the Georgia PSC order, Georgia Power and Savannah Electric in June 2004 filed an application to amend the resource certificate granted by the Georgia PSC in 2002. In connection with the 2004 Retail Rate Plan, the Georgia PSC approved the transfer of the Plant McIntosh construction project at a total fair market value of approximately $385 million. This value reflects an approximate $16 million disallowance and reduced Southern Company's net income by approximately $9.5 million. The Georgia PSC also certified a total completion cost of $547 million for the project. The amount of the disallowance will be adjusted accordingly based on the actual completion cost of the project. Under the 2004 Retail Rate Plan, the Plant McIntosh impact will be reflected in Georgia Power's rates evenly over the three years ending 2007. See "Georgia Power Retail Rate Activity" above for additional information on the 2004 Retail Rate Plan.

Plant Franklin Construction Project

Southern Power completed limited construction activities on Plant Franklin Unit 3 to preserve the long-term viability of the project but has deferred final completion until the 2008-2011 period. The length of the deferral period will depend on forecasted capacity needs and other wholesale market opportunities. As of December 31, 2004, Southern Power's investment in Unit 3 of Plant Franklin was $172 million. The final outcome of this matter cannot now be determined.

NOTE 4:

JOINT OWNERSHIP AGREEMENTS

Alabama Power owns an undivided interest in units 1 and 2 of Plant Miller and related facilities jointly with Alabama Electric Cooperative, Inc.

Georgia Power owns undivided interests in Plants Vogtle, Hatch, Scherer, and Wansley in varying amounts jointly with Oglethorpe Power Corporation (OPC), the Municipal Electric Authority of Georgia, the city of Dalton, Georgia, Florida Power & Light Company, and Jacksonville Electric Authority. In addition, Georgia Power has joint ownership agreements with OPC for the Rocky Mountain facilities and with Florida Power Corporation for a combustion turbine unit at Intercession City, Florida.

Southern Power owns an undivided interest in Stanton Unit A and related facilities jointly with the Orlando Utilities Commission, Kissimmee Utility Authority, and Florida Municipal Power Agency.

At December 31, 2004, Alabama Power's, Georgia Power's, and Southern Power's ownership and investment (exclusive of nuclear fuel) in jointly owned facilities with the above entities were as follows:

	Jointly Owned Facilities		
		(in millions)	
	Percent Ownership	Amount of Investment	Accumulated Depreciation
Plant Vogtle *(nuclear)*	45.7%	$3,304	$1,756
Plant Hatch *(nuclear)*	50.1	932	485
Plant Miller *(coal)*			
Units 1 and 2	91.8	776	356
Plant Scherer *(coal)*			
Units 1 and 2	8.4	114	53
Plant Wansley *(coal)*	53.5	394	164
Rocky Mountain *(pumped storage)*	25.4	169	89
Intercession City *(combustion turbine)*	33.3	12	2
Plant Stanton *(combined cycle)*			
Unit A	65.0	156	6

Alabama Power, Georgia Power, and Southern Power have contracted to operate and maintain the jointly owned facilities—except for Rocky Mountain and Intercession City—as agents for their respective co-owners. The companies' proportionate share of their plant operating expenses is included in the corresponding operating expenses in the statements of income.



NOTE 5:

INCOME TAXES

Southern Company files a consolidated federal income tax return and a combined State of Georgia income tax return. Under a joint consolidated income tax allocation agreement, as required by the PUHCA, each subsidiary's current and deferred tax expense is computed on a stand-alone basis. In accordance with IRS regulations, each company is jointly and severally liable for the tax liability.

Mirant was included in the consolidated federal tax return through April 2, 2001. In December 2004, the IRS concluded its audit for the tax years 2000 and 2001, and Southern Company paid $39 million in additional tax and interest for issues related to Mirant tax items. Under the terms of the separation agreements, Mirant agreed to indemnify Southern Company for subsequent assessment of any additional taxes related to its transactions prior to the spin off. However, as a result of Mirant's bankruptcy, Southern Company must seek reimbursement as an unsecured creditor. For additional information, see Note 3 under "Mirant Related Matters–Mirant Bankruptcy."

At December 31, 2004, the tax-related regulatory assets and liabilities were $865 million and $374 million, respectively. These assets are attributable to tax benefits flowed through to customers in prior years and to taxes applicable to capitalized interest. These liabilities are attributable to deferred taxes previously recognized at rates higher than the current enacted tax law and to unamortized investment tax credits.

Details of income tax provisions are as follows:

(in millions)	**2004**	2003	2002
Total provision for income taxes:			
Federal–			
Current	**$ 14**	$141	$284
Deferred	**482**	393	167
	496	534	451
State–			
Current	**15**	44	64
Deferred	**76**	34	13
	91	78	77
Total	**$587**	$612	$528

Net cash payments for income taxes in 2004, 2003, and 2002 were $78 million, $189 million, and $374 million, respectively.

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

(in millions)	**2004**	2003
Deferred tax liabilities:		
Accelerated depreciation	**$4,252**	$3,854
Property basis differences	**1,047**	1,035
Leveraged lease basis differences	**447**	351
Employee benefit obligations	**305**	283
Under recovered fuel clause	**209**	70
Premium on reacquired debt	**132**	133
Other	**195**	165
Total	**6,587**	5,891
Deferred tax assets:		
Federal effect of state deferred taxes	**246**	220
State effect of federal deferred taxes	**111**	99
Employee benefit obligations	**190**	161
Other property basis differences	**162**	171
Deferred costs	**105**	128
Alternative minimum tax carryforward	**106**	–
Other	**386**	436
Total	**1,306**	1,215
Total deferred tax liabilities, net	**5,281**	4,676
Portion included in prepaid expenses (accrued income taxes), net	**(57)**	150
Deferred state tax assets	**13**	11
Accumulated deferred income taxes in the balance sheets	**$5,237**	$4,837

At December 31, 2004, Southern Company also had available State of Georgia net operating loss carryforward deductions totaling $1.0 billion, which could result in net state income tax benefits of $59 million, if utilized. These deductions will expire between 2010 and 2021. During 2004, Southern Company realized $10 million in such state income tax benefits. Beginning in 2002, the State of Georgia allowed the filing of a combined return, which should substantially reduce any additional net operating loss carryforwards.

In accordance with regulatory requirements, deferred investment tax credits are amortized over the lives of the related property with such amortization normally applied as a credit to reduce depreciation in the statements of income. Credits amortized in this manner amounted to $27 million in 2004, $29 million in 2003, and $27 million in 2002. At December 31, 2004, all investment tax credits available to reduce federal income taxes payable had been utilized.



The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. federal statutory rate to earnings before income taxes and preferred dividends of subsidiaries, as a result of the following:

	2004	2003	2002
Federal statutory rate	**35.0%**	35.0%	35.0%
State income tax, net of federal deduction	**2.8**	2.4	2.7
Synthetic fuel tax credits	**(8.5)**	(5.7)	(5.8)
Employee stock plans dividend deduction	**(1.5)**	(1.5)	(2.9)
Non-deductible book depreciation	**1.1**	1.1	1.3
Difference in prior years' deferred and current tax rate	**(0.7)**	(0.7)	(1.0)
Other	**(0.9)**	(1.5)	(0.9)
Effective income tax rate	**27.3%**	29.1%	28.4%

NOTE 6:

FINANCING

Mandatorily Redeemable Preferred Securities/ Long-Term Debt Payable to Affiliated Trusts

Southern Company and the retail operating companies have each formed certain wholly owned trust subsidiaries for the purpose of issuing preferred securities. The proceeds of the related equity investments and preferred security sales were loaned back to Southern Company and the retail operating companies through the issuance of junior subordinated notes totaling $2.0 billion, which constitute substantially all assets of these trusts and are reflected on the balance sheets as Long-term Debt Payable to Affiliated Trusts. Southern Company and the retail operating companies each consider that the mechanisms and obligations relating to the preferred securities issued for its benefit, taken together, constitute a full and unconditional guarantee by it of the respective trusts' payment obligations with respect to these securities. At December 31, 2004, preferred securities of $1.9 billion were outstanding. Southern Company guarantees the notes related to $574 million of these securities issued on its behalf. See Note 1 under "Variable Interest Entities" for additional information on the accounting treatment for these trusts and the related securities.

Long-Term Debt Due Within One Year

A summary of scheduled maturities and redemptions of long-term debt due within one year at December 31 is as follows:

(in millions)	2004	2003
Capitalized leases	**$ 12**	$ 11
Senior notes	**675**	655
Other long-term debt	**296**	35
Total	**$983**	$701

Debt redemptions and/or serial maturities through 2009 applicable to total long-term debt are as follows: $983 million in 2005; $967 million in 2006; $1.3 billion in 2007; $476 million in 2008, and $624 million in 2009.

Assets Subject to Lien

Each of Southern Company's subsidiaries is organized as a legal entity, separate and apart from Southern Company and its other subsidiaries. The retail operating companies' mortgages, which secure the first mortgage bonds issued by the retail operating companies, constitute a direct first lien on substantially all of the retail operating companies' respective fixed property and franchises. Georgia Power discharged its mortgage in 2002, and the lien was removed. There are no agreements or other arrangements among the subsidiary companies under which the assets of one company have been pledged or otherwise made available to satisfy obligations of Southern Company or any of its other subsidiaries.

Bank Credit Arrangements

At the beginning of 2005, unused credit arrangements with banks totaled $3.2 billion, of which $1.8 billion expires during 2005 and $1.4 billion expires during 2006 and beyond. The following table outlines the credit arrangements by company:

	Amount of Credit			
			Expires	
(in millions)	Total	Unused	2005	2006 & beyond
COMPANY:				
Alabama Power	$ 868	$ 868	$ 643	$ 225
Georgia Power	773	773	423	350
Gulf Power	57	57	57	–
Mississippi Power	101	101	101	–
Savannah Electric	80	80	70	10
Southern Company	1,000	1,000	500	500
Southern Power	325	325	–	325
Other	30	30	30	–
Total	$3,234	$3,234	$1,824	$1,410

Approximately $1.2 billion of the credit facilities expiring in 2005 allow the execution of term loans for an additional two-year period, and $275 million allow execution of one-year term loans. Most of these agreements include stated borrowing rates but also allow for competitive bid loans.

All of the credit arrangements require payment of commitment fees based on the unused portion of the commitments or the maintenance of compensating balances with the banks. Commitment fees are less than one-eighth of 1 percent for Southern Company and the retail operating companies and less than three-eighths of 1 percent for Southern Power. Compensating balances are not legally restricted from withdrawal. Included in the total $3.2 billion of unused credit arrangements is $2.5 billion of syndicated credit arrangements that require the payment of agent fees.



Most of the credit arrangements with banks have covenants that limit debt levels to 65 percent of total capitalization, as defined in the agreements. For purposes of these definitions, debt excludes the long-term debt payable to affiliated trusts. At December 31, 2004, Southern Company, Southern Power, and the retail operating companies were each in compliance with their respective debt limit covenants.

In addition, the credit arrangements typically contain cross default provisions that would be triggered if the borrower defaulted on other indebtedness above a specified threshold. Except for Southern Power, the cross default provisions are restricted only to the indebtedness, including any guarantee obligations, of the company that has the credit arrangement with the bank. Southern Power's bank credit arrangements have a cross default to Southern Company's indebtedness, which, if triggered, would require prepayment of debt related to projects financed under the credit arrangement that are not complete. Southern Company has committed to fund at least 35 percent on Southern Power's construction project financing and to pay for construction overruns to the extent that Southern Power's cash flow is insufficient. Southern Company and its subsidiaries are currently in compliance with all such covenants.

Borrowings under certain retail operating companies' unused credit arrangements totaling $40 million would be prohibited if the borrower experiences a material adverse change, as defined in such arrangements. Initial borrowings for new projects under Southern Power's credit facility would be prohibited if Southern Power or Southern Company experiences a material adverse change, as defined in that credit facility.

A portion of the $3.2 billion unused credit with banks is allocated to provide liquidity support to the retail operating companies' variable rate pollution control bonds. The amount of variable rate pollution control bonds requiring liquidity support as of December 31, 2004 was $662 million.

Southern Company, the retail operating companies, and Southern Power borrow through commercial paper programs that have the liquidity support of committed bank credit arrangements. Southern Company and the retail operating companies may also borrow through extendible commercial note programs. The amount of commercial paper and extendible commercial notes outstanding and included in notes payable on the balance sheets at December 31, 2004 and December 31, 2003 was $377 million and $568 million, respectively. During 2004, the peak amount outstanding for commercial paper was $848 million, and the average amount outstanding was $511 million. The average annual interest rate on commercial paper was 1.3 percent in both 2004 and 2003.

Financial Instruments

The retail operating companies, Southern Power, and Southern Company GAS enter into energy-related derivatives to hedge exposures to electricity, gas, and other fuel price changes. However, due to cost-based rate regulations, the retail operating companies have limited exposure to market volatility in commodity fuel prices and prices of electricity. In addition, Southern Power's exposure to market volatility in commodity fuel prices and prices of electricity is limited because its long-term sales contracts shift substantially all fuel cost responsibility to the purchaser. Each of the retail operating companies has implemented fuel-hedging programs at the instruction of their respective state PSCs. Together with Southern Power, the retail operating companies may enter into hedges of forward electricity sales. Southern Company GAS has gas-hedging programs to substantially mitigate its exposure to price volatility for its gas purchases.

At December 31, 2004, the fair value of derivative energy contracts was reflected in the financial statements as follows:

(in millions)	Amounts
Regulatory liabilities, net	**$12.8**
Other comprehensive income	**(1.7)**
Net income	**(0.6)**
Total fair value	**$10.5**

The fair value gains or losses for cash flow hedges that are recoverable through the regulatory fuel clauses are recorded as regulatory assets and liabilities and are recognized in earnings at the same time the hedged items affect earnings. For Southern Power and Southern Company GAS, the fair value gains or losses for cash flow hedges are recorded in other comprehensive income and are reclassified into earnings at the same time the hedged items affect earnings. For 2004, 2003, and 2002, approximately $(3) million, $22 million, and $3 million, respectively, of pre-tax gains (losses) were reclassified from other comprehensive income to fuel expense. For the year 2005, approximately $3 million of pre-tax gains are expected to be reclassified from other comprehensive income to fuel expense. There was no significant ineffectiveness recorded in earnings for any period presented. Southern Company has energy-related hedges in place up to and including 2007.

Southern Company and certain subsidiaries also enter into derivatives to hedge exposure to changes in interest rates. Derivatives related to fixed-rate securities are accounted for as fair value hedges. Derivatives related to variable rate securities or forecasted transactions are accounted for as cash flow hedges. As the derivatives employed as hedging instruments are generally structured to match the critical terms of the hedged debt instruments, no material ineffectiveness has been recorded in earnings.



At December 31, 2004, Southern Company had $2.6 billion notional amount of interest rate swaps and options outstanding with net fair value gains of $12 million as follows:

Fair Value Hedges

(in millions)	Maturity	Variable Rate Paid	Notional Amount	Fair Value Gain
COMPANY:				
Southern Company	2007	6-month LIBOR - 0.10%	$400	$17.1
	2009	6-month LIBOR + 2.92%	$ 40	$ 0.8

Cash Flow Hedges

(in millions)	Maturity	Weighted Average Fixed Rate Paid	Notional Amount	Fair Value Gain/(Loss)
COMPANY:				
Alabama Power	2007	2.01*	$536	$ 5.6
	2006	1.89	195	3.2
	2035	5.68	250	$(16.0)
Georgia Power	2005	1.96	250	0.3
	2005	1.56	50	0.1
	2015	4.66	250	0.7
	2015	5.03	100	(0.9)
	2006	6.00**	150	(0.1)
	2005-07	2.35-3.85***	400	0.6
Savannah Electric	2007	2.50*	14	0.1

* *Hedged using the Bond Market Association Municipal Swap Index.*

** *Costless collar with cap rate of 6.00 percent.*

*** *Capped rate based on formula approximating the yield on tax-exempt auction rate securities.*

For fair value hedges where the hedged item is an asset, liability, or firm commitment, the changes in the fair value of the hedging derivatives are recorded in earnings and are offset by the changes in the fair value of the hedged item.

The fair value gain or loss for cash flow hedges is recorded in other comprehensive income and is reclassified into earnings at the same time the hedged items affect earnings. In 2004, 2003, and 2002, the Company settled losses of $7 million, $116 million, and $14 million, respectively, upon termination of certain interest derivatives at the same time it issued debt. These losses have been deferred in other comprehensive income and will be amortized to interest expense over the life of the original interest derivative. For 2004, 2003, and 2002, approximately $23 million, $26 million, and $6 million, respectively, of pre-tax losses were reclassified from other comprehensive income to interest expense. For 2005, pre-tax losses of approximately $11 million are expected to be reclassified from other comprehensive income to interest expense. The Company has interest-related hedges in place through 2035.

NOTE 7:

COMMITMENTS

Construction Program

Southern Company is engaged in continuous construction programs, currently estimated to total $2.2 billion in 2005, $2.5 billion in 2006, and $3.2 billion in 2007. These amounts include $64 million, $45 million, and $39 million in 2005, 2006, and 2007, respectively, for construction expenditures related to contractual purchase commitments for uranium and nuclear fuel conversion, enrichment, and fabrication services included herein under "Fuel and Purchased Power Commitments." The construction programs are subject to periodic review and revision, and actual construction costs may vary from the above estimates because of numerous factors. These factors include: changes in business conditions; acquisition of additional generating assets; revised load growth estimates; changes in environmental regulations; changes in existing nuclear plants to meet new regulatory requirements; changes in FERC rules and transmission regulations; increasing costs of labor, equipment, and materials; and cost of capital. At December 31, 2004, significant purchase commitments were outstanding in connection with the construction program. Southern Company has approximately 1,200 megawatts of additional generating capacity scheduled to be placed in service during 2005. In addition, capital improvements to generation, transmission, and distribution facilities—including those to meet environmental standards—will continue.

Long-Term Service Agreements

The retail operating companies and Southern Power have entered into several Long-Term Service Agreements (LTSAs) with General Electric (GE) for the purpose of securing maintenance support for the combined cycle and combustion turbine generating facilities owned by the subsidiaries. The LTSAs stipulate that GE will perform all planned inspections on the covered equipment, which includes the cost of all labor and materials. GE is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in each contract.

In general, except for Southern Power's Plant Dahlberg, these LTSAs are in effect through two major inspection cycles per unit. The Dahlberg agreement is in effect through the first major inspection of each unit. Scheduled payments to GE are made at various intervals based on actual operating hours of the respective units. Total payments to GE under these agreements for facilities owned are currently estimated at $1.4 billion over the remaining life of the agreements, which may range up to 30 years. However, the LTSAs contain various cancellation provisions at the option of the purchasers.

In December 2004, Georgia Power entered into a LTSA with GE for blanket coverage of neutron monitoring system parts and electronics at Plant Hatch. GE will be responsible for parts and service for 10 years. Total payments under the agreement are estimated at $14 million. The contract contains cancellation provisions at the option of Georgia Power.



Payments made to GE prior to the performance of any planned inspections are recorded as a prepayment in the balance sheets. Inspection costs are capitalized or charged to expense based on the nature of the work performed.

Fuel and Purchased Power Commitments

To supply a portion of the fuel requirements of the generating plants, Southern Company has entered into various long-term commitments for the procurement of fossil and nuclear fuel. In most cases, these contracts contain provisions for price escalations, minimum purchase levels, and other financial commitments. Coal commitments include forward contract purchases for sulfur dioxide emission allowances. Natural gas purchase commitments contain given volumes with prices based on various indices at the time of delivery. Amounts included in the chart below represent estimates based on New York Mercantile Exchange future prices at December 31, 2004. Also, Southern Company has entered into various long-term commitments for the purchase of electricity. Total estimated minimum long-term obligations at December 31, 2004 were as follows:

(in millions)	Natural Gas	Coal and Nuclear Fuel	Purchased Power
Year:			
2005	$ 747	$3,135	$ 171
2006	635	2,652	178
2007	398	1,922	179
2008	303	777	181
2009	290	349	161
2010 and thereafter	2,678	193	680
Total commitments	$5,051	$9,028	$1,550

Additional commitments for fuel will be required to supply Southern Company's future needs.

Operating Leases

In May 2001, Mississippi Power began the initial 10-year term of a lease agreement for a combined cycle generating facility built at Plant Daniel. The facility cost approximately $370 million. In 2003, the generating facility was acquired by Juniper Capital L.P. (Juniper), whose partners are unaffiliated with Mississippi Power. Simultaneously, Juniper entered into a restructured lease agreement with Mississippi Power. In 2003, approximately $11 million in lease termination costs were also included in operation expenses. Juniper has also entered into leases with other parties unrelated to Mississippi Power. The assets leased by Mississippi Power comprise less than 50 percent of Juniper's assets. Mississippi Power is not required to consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. The initial lease term ends in 2011, and the lease includes a purchase and renewal option based on the cost of the facility at the inception of the lease. Mississippi Power is required to amortize approximately 4 percent of the initial acquisition cost over the initial lease term. Eighteen months prior to the end of the initial lease, Mississippi Power may elect to renew for 10 years. If the lease is renewed, the agreement calls for Mississippi Power to amortize an additional 17 percent of the initial completion cost over the renewal period. Upon termination of the lease, at Mississippi Power's option, it may either exercise its purchase option or the facility can be sold to a third party.

The lease provides for a residual value guarantee–approximately 73 percent of the acquisition cost–by Mississippi Power that is due upon termination of the lease in the event that Mississippi Power does not renew the lease or purchase the assets and that the fair market value is less than the unamortized cost of the asset. A liability of approximately $13 million for the fair market value of this residual value guarantee is included in the balance sheet as of December 31, 2004.

Southern Company also has other operating lease agreements with various terms and expiration dates. Total operating lease expenses were $156 million, $172 million, and $169 million for 2004, 2003, and 2002, respectively. At December 31, 2004, estimated minimum rental commitments for noncancelable operating leases were as follows:

(in millions)	Plant Daniel	Rail Cars	Other	Total
2005	$ 29	$ 38	$ 56	$123
2006	29	35	42	106
2007	29	26	34	89
2008	29	25	27	81
2009	29	23	23	75
2010 and thereafter	56	98	105	259
Total minimum payments	$201	$245	$287	$733

For the retail operating companies, the rail car lease expenses are recoverable through fuel cost recovery provisions. In addition to the above rental commitments, Alabama Power and Georgia Power have obligations upon expiration of certain leases with respect to the residual value of the leased property. These leases expire in 2006, 2009, and 2011, and the maximum obligations are $66 million, $19.5 million, and $72 million, respectively. At the termination of the leases, the lessee may either exercise its purchase option, or the property can be sold to a third party. Alabama Power and Georgia Power expect that the fair market value of the leased property would substantially reduce or eliminate the payments under the residual value obligations.



Guarantees

Southern Company has made separate guarantees to certain counterparties regarding performance of contractual commitments by Mirant's trading and marketing subsidiaries. The total notional amount of guarantees outstanding at December 31, 2004 is less than $20 million, all of which will expire by 2009.

Southern Company has executed a keep-well agreement with a subsidiary of Southern Holdings to make capital contributions in the event of any shortfall in payments due under a participation agreement with an entity in which the subsidiary holds a 30 percent investment. The maximum aggregate amount of Southern Company's liability under this keep-well agreement is $50 million.

As discussed earlier in this Note under "Operating Leases," Alabama Power, Georgia Power, and Mississippi Power have entered into certain residual value guarantees.

NOTE 8:

COMMON STOCK

Stock Issued

Southern Company raised $124 million (7 million shares) in 2004 and $470 million (18 million shares) in 2003 from the issuance of new common shares under the Company's various stock plans.

Shares Reserved

At December 31, 2004, a total of 39.2 million shares was reserved for issuance pursuant to the Southern Investment Plan, the Employee Savings Plan, the Outside Directors Stock Plan, and the Omnibus Incentive Compensation Plan (stock option plan).

Stock Option Plan

Southern Company provides non-qualified stock options to a large segment of its employees ranging from line management to executives. As of December 31, 2004, 6,286 current and former employees participated in the stock option plan. The maximum number of shares of common stock that may be issued under this plan may not exceed 55 million. The prices of options granted to date have been at the fair market value of the shares on the dates of grant. Options granted to date become exercisable pro rata over a maximum period of three years from the date of grant. Options outstanding will expire no later than 10 years after the date of grant, unless terminated earlier by the Southern Company Board of Directors in accordance with the stock option plan. Activity from 2002 to 2004 for the stock option plan is summarized below:

	Shares Subject To Option	Average Option Price Per Share
Balance at December 31, 2001	29,630,885	17.46
Options granted	8,040,495	25.28
Options canceled	(104,212)	19.64
Options exercised	(4,892,354)	15.16
Balance at December 31, 2002	32,674,814	19.72
Options granted	7,165,398	27.98
Options canceled	(181,381)	24.37
Options exercised	(5,725,336)	16.56
Balance at December 31, 2003	**33,933,495**	**21.97**
Options granted	**7,231,703**	**29.49**
Options canceled	**(72,225)**	**26.85**
Options exercised	**(6,557,690)**	**18.11**
Balance at December 31, 2004	**34,535,283**	**$24.27**
Shares reserved for future grants:		
At December 31, 2002	46,788,994	
At December 31, 2003	39,751,477	
At December 31, 2004	**32,583,523**	
Options exercisable:		
At December 31, 2002	15,463,414	
At December 31, 2003	18,874,426	
At December 31, 2004	**21,782,064**	

The following table summarizes information about options outstanding at December 31, 2004:

	Dollar Price Range of Options		
	13-20	20-26	26-32
Outstanding:			
Shares *(in thousands)*	**9,328**	**11,073**	**14,134**
Average remaining life *(in years)*	**4.5**	**6.2**	**8.1**
Average exercise price	**$17.51**	**$24.25**	**$28.75**
Exercisable:			
Shares *(in thousands)*	**9,328**	**8,918**	**3,536**
Average exercise price	**$17.51**	**$24.00**	**$28.26**



Diluted Earnings Per Share

For Southern Company, the only difference in computing basic and diluted earnings per share is attributable to outstanding options under the stock option plan. The effect of the stock options was determined using the treasury stock method. Shares used to compute diluted earnings per share are as follows:

	Average Common Stock Shares		
(in thousands)	**2004**	2003	2002
As reported shares	**738,879**	726,702	708,161
Effect of options	**4,197**	5,202	5,409
Diluted shares	**743,076**	731,904	713,570

Common Stock Dividend Restrictions

The income of Southern Company is derived primarily from equity in earnings of its subsidiaries. At December 31, 2004, consolidated retained earnings included $4.1 billion of undistributed retained earnings of the subsidiaries. Of this amount, $313 million was restricted against the payment by the subsidiary companies of cash dividends on common stock under terms of bond indentures.

In accordance with the PUHCA, the subsidiaries are also restricted from paying common dividends from paid-in capital without SEC approval.

NOTE 9:

NUCLEAR INSURANCE

Under the Price-Anderson Amendments Act of 1988, Alabama Power and Georgia Power maintain agreements of indemnity with the NRC that, together with private insurance, cover third-party liability arising from any nuclear incident occurring at the companies' nuclear power plants. The act provides funds up to $10.76 billion for public liability claims that could arise from a single nuclear incident. Each nuclear plant is insured against this liability to a maximum of $300 million by American Nuclear Insurers (ANI), with the remaining coverage provided by a mandatory program of deferred premiums that could be assessed, after a nuclear incident, against all owners of nuclear reactors. A company could be assessed up to $101 million per incident for each licensed reactor it operates but not more than an aggregate of $10 million per incident to be paid in a calendar year for each reactor. Such maximum assessment, excluding any applicable state premium taxes, for Alabama Power and Georgia Power–based on its ownership and buyback interests –is $201 million and $203 million, respectively, per incident, but not more than an aggregate of $20 million per company to be paid for each incident in any one year. The Price-Anderson Amendments Act expired in August 2002; however, the indemnity provisions of the act remain in place for commercial nuclear reactors.

Alabama Power and Georgia Power are members of Nuclear Electric Insurance Limited (NEIL), a mutual insurer established to provide property damage insurance in an amount up to $500 million for members' nuclear generating facilities.

Additionally, both companies have policies that currently provide decontamination, excess property insurance, and premature decommissioning coverage up to $2.25 billion for losses in excess of the $500 million primary coverage. This excess insurance is also provided by NEIL.

NEIL also covers the additional costs that would be incurred in obtaining replacement power during a prolonged accidental outage at a member's nuclear plant. Members can purchase this coverage, subject to a deductible waiting period of up to 26 weeks, with a maximum per occurrence per unit limit of $490 million. After the deductible period, weekly indemnity payments would be received until either the unit is operational or until the limit is exhausted in approximately three years. Alabama Power and Georgia Power each purchase the maximum limit allowed by NEIL, subject to ownership limitations. Each facility has elected a 12-week waiting period.

Under each of the NEIL policies, members are subject to assessments if losses each year exceed the accumulated funds available to the insurer under that policy. The current maximum annual assessments for Alabama Power and Georgia Power under the NEIL policies would be $39 million and $43 million, respectively.

Following the terrorist attacks of September 2001, both ANI and NEIL confirmed that terrorist acts against commercial nuclear power plants would be covered under their insurance. Both companies, however, revised their policy terms on a prospective basis to include an industry aggregate for all "non-certified" terrorist acts, i.e., acts that are not certified acts of terrorism pursuant to the Terrorism Risk Insurance Act of 2002 (TRIA). The NEIL aggregate, which applies to non-certified claims stemming from terrorism within a 12-month duration, is $3.24 billion plus any amounts available through reinsurance or indemnity from an outside source. The non-certified ANI cap is a $300 million shared industry aggregate. Any act of terrorism that is certified pursuant to the TRIA will not be subject to the foregoing NEIL and ANI limitations but will be subject to the TRIA annual aggregate limitation of $100 billion of insured losses arising from certified acts of terrorism. The TRIA will expire on December 31, 2005.

For all on-site property damage insurance policies for commercial nuclear power plants, the NRC requires that the proceeds of such policies shall be dedicated first for the sole purpose of placing the reactor in a safe and stable condition after an accident. Any remaining proceeds are to be applied next toward the costs of decontamination and debris removal operations ordered by the NRC, and any further remaining proceeds are to be paid either to the company or to its bond trustees as may be appropriate under the policies and applicable trust indentures.

All retrospective assessments–whether generated for liability, property, or replacement power–may be subject to applicable state premium taxes.



NOTE 10:

SEGMENT AND RELATED INFORMATION

Southern Company's reportable business segment is the sale of electricity in the Southeast by the five retail operating companies and Southern Power. The "All Other" column includes parent Southern Company, which does not allocate operating expenses to business segments. Also, this category includes segments below the quantitative threshold for separate disclosure. These segments include investments in synthetic fuels and leveraged lease projects, telecommunications, energy-related services, and natural gas marketing.

Southern Power's revenues from sales to the retail operating companies were $425 million, $313 million, and $183 million in 2004, 2003, and 2002, respectively. In addition, see Note 1 under "Related Party Transactions" for information regarding revenues from services for synthetic fuel production that are included in the cost of fuel purchased by Alabama Power and Georgia Power. All other intersegment revenues are not material. Financial data for business segments and products and services are as follows:

Business Segment

	Electric Utilities						
(in millions)	Retail Operating Companies	Southern Power	Eliminations	Total	All Other	Eliminations	Consolidated
2004							
Operating revenues	**$11,300**	**$ 701**	**$(536)**	**$11,465**	**$ 549**	**$(112)**	**$11,902**
Depreciation and amortization	**857**	**51**	**–**	**908**	**47**	**–**	**955**
Interest income	**24**	**1**	**–**	**25**	**4**	**(2)**	**27**
Interest expense	**518**	**66**	**–**	**584**	**84**	**(1)**	**667**
Income taxes	**802**	**73**	**–**	**875**	**(288)**	**–**	**587**
Segment net income (loss)	**1,309**	**112**	**–**	**1,421**	**112**	**(1)**	**1,532**
Total assets	**33,524**	**2,067**	**(103)**	**35,488**	**1,996**	**(522)**	**36,962**
Gross property additions	**2,318**	**116**	**(415)**	**2,019**	**91**	**–**	**2,110**

	Electric Utilities						
(in millions)	Retail Operating Companies	Southern Power	Eliminations	Total	All Other	Eliminations	Consolidated
2003							
Operating revenues	$10,502	$ 682	$(437)	$10,747	$ 526	$ (87)	$11,186
Depreciation and amortization	933	39	–	972	55	–	1,027
Interest income	33	–	–	33	6	(3)	36
Interest expense	542	32	–	574	107	(3)	678
Income taxes	760	85	–	845	(233)	–	612
Segment net income (loss)	1,269	155	–	1,424	50	–	1,474
Total assets	31,506	2,409	(122)	33,793	1,671	(286)	35,178
Gross property additions	1,636	344	–	1,980	34	–	2,014

	Electric Utilities						
(in millions)	Retail Operating Companies	Southern Power	Eliminations	Total	All Other	Eliminations	Consolidated
2002							
Operating revenues	$10,109	$ 299	$(202)	$10,206	$ 365	$ (57)	$10,514
Depreciation and amortization	970	18	–	988	59	–	1,047
Interest income	19	–	–	19	10	(7)	22
Interest expense	559	9	–	568	105	(6)	667
Income taxes	749	28	–	777	(249)	–	528
Segment net income (loss)	1,242	54	–	1,296	23	(1)	1,318
Total assets	30,367	2,086	(78)	32,375	1,881	(535)	33,721
Gross property additions	1,784	1,215	(390)	2,609	119	–	2,728



Products and Services

	Electric Utilities Revenues			
(in millions)	Retail	Wholesale	Other	Total
2004	**$9,732**	**$1,341**	**$392**	**$11,465**
2003	8,875	1,358	514	10,747
2002	8,728	1,168	310	10,206

NOTE 11:

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial data for 2004 and 2003 are as follows:

				Per Common Share (Note)			
	Operating	Operating	Consolidated	Basic		Price Range	
(in millions)	Revenues	Income	Net Income	Earnings	Dividends	High	Low
QUARTER ENDED:							
March 2004	**$2,732**	**$ 623**	**$331**	**$0.45**	**$0.3500**	**$30.87**	**$29.10**
June 2004	**3,009**	**695**	**352**	**0.48**	**0.3500**	**30.59**	**27.86**
September 2004	**3,441**	**1,113**	**645**	**0.87**	**0.3575**	**30.65**	**28.86**
December 2004	**2,720**	**396**	**204**	**0.28**	**0.3575**	**33.92**	**29.95**
March 2003	$2,541	$ 588	$298	$0.41	$0.3425	$30.81	$27.71
June 2003	2,824	781	432	0.60	0.3425	31.81	27.94
September 2003	3,301	1,095	619	0.85	0.3500	30.53	27.76
December 2003	2,520	341	125	0.17	0.3500	30.40	28.65

Southern Company's business is influenced by seasonal weather conditions.



	2004	2003	2002	2001	2000
Operating Revenues *(in millions)*	**$11,902**	$11,186	$10,514	$10,155	$10,066
Total Assets *(in millions)*	**$36,962**	$35,178	$33,721	$31,856	$33,282
Gross Property Additions *(in millions)*	**$2,110**	$2,014	$2,728	$2,617	$2,225
Return on Average Common Equity *(percent)*	**15.38**	16.05	15.79	13.51	13.20
Cash Dividends Paid Per Share of Common Stock	**$1.415**	$1.385	$1.355	$1.34	$1.34
Consolidated Net Income *(in millions):*					
Continuing operations	**$1,532**	$1,474	$1,318	$1,120	$ 994
Discontinued operations	–	–	–	142	319
Total	**$1,532**	$1,474	$1,318	$1,262	$1,313
Earnings Per Share From Continuing Operations–					
Basic	**$2.07**	$2.03	$1.86	$1.62	$1.52
Diluted	**2.06**	2.02	1.85	1.61	1.52
Earnings Per Share Including Discontinued Operations–					
Basic	**$2.07**	$2.03	$1.86	$1.83	$2.01
Diluted	**2.06**	2.02	1.85	1.82	2.01
Capitalization *(in millions):*					
Common stock equity	**$10,278**	$ 9,648	$ 8,710	$ 7,984	$10,690
Preferred stock	**561**	423	298	368	368
Mandatorily redeemable preferred securities	–	1,900	2,380	2,276	2,246
Long-term debt payable to affiliated trusts	**1,961**	–	–	–	–
Long-term debt	**10,488**	10,164	8,714	8,297	7,843
Total excluding amounts due within one year	**$23,288**	$22,135	$20,102	$18,925	$21,147
Capitalization Ratios *(percent):*					
Common stock equity	**44.1**	43.6	43.3	42.2	50.6
Preferred stock	**2.4**	1.9	1.5	1.9	1.7
Mandatorily redeemable preferred securities	–	8.6	11.8	12.0	10.6
Long-term debt payable to affiliated trusts	**8.4**	–	–	–	–
Long-term debt	**45.1**	45.9	43.4	43.9	37.1
Total excluding amounts due within one year	**100.0**	100.0	100.0	100.0	100.0
Other Common Stock Data (Note):					
Book value per share *(year-end)*	**$13.86**	$13.13	$12.16	$11.43	$15.69
Market price per share *(dollars):*					
High	**$33.920**	$31.810	$30.850	$26.000	$35.000
Low	**27.860**	27.710	23.890	16.152	20.375
Close	**33.520**	30.250	28.390	25.350	33.250
Market-to-book ratio *(year-end) (percent)*	**241.8**	230.4	233.5	221.8	211.9
Price-earnings ratio *(year-end) (times)*	**16.2**	14.9	15.3	15.6	16.5
Dividends paid *(in millions)*	**$1,044**	$1,004	$958	$922	$873
Dividend yield *(year-end) (percent)*	**4.2**	4.6	4.8	5.3	4.0
Dividend payout ratio *(percent)*	**68.2**	68.1	72.8	82.4	66.5
Shares outstanding *(in thousands):*					
Average	**738,879**	726,702	708,161	689,352	653,087
Year-end	**741,495**	734,829	716,402	698,344	681,158
Stockholders of record *(year-end)*	**125,975**	134,068	141,784	150,242	160,116
Customers for Retail Operating Companies *(year-end) (in thousands):*					
Residential	**3,600**	3,552	3,496	3,441	3,398
Commercial	**578**	564	553	539	527
Industrial	**14**	14	14	14	14
Other	**5**	6	5	4	5
Total	**4,197**	4,136	4,068	3,998	3,944

Note: *Common stock data in 2001 declined as a result of the Mirant spin off.*



	2004	2003	2002	2001	2000
Employees *(year-end)*	**25,642**	25,762	26,178	26,122	26,021
Operating Revenues *(in millions)*:					
Residential	**$ 3,848**	$ 3,565	$ 3,556	$ 3,247	$ 3,361
Commercial	**3,346**	3,075	3,007	2,966	2,918
Industrial	**2,446**	2,146	2,078	2,144	2,289
Other	**92**	89	87	83	32
Total retail	**9,732**	8,875	8,728	8,440	8,600
Sales for resale within service area	**504**	444	443	338	377
Sales for resale outside service area	**837**	914	725	836	600
Total revenues from sales of electricity	**11,073**	10,233	9,896	9,614	9,577
Other revenues	**829**	953	618	541	489
Total	**$11,902**	$11,186	$10,514	$10,155	$10,066
Kilowatt-Hour Sales *(in millions)*:					
Residential	**49,702**	47,833	48,784	44,538	46,213
Commercial	**50,037**	48,372	48,250	46,939	46,249
Industrial	**56,399**	54,415	53,851	52,891	56,746
Other	**1,005**	998	1,000	977	970
Total retail	**157,143**	151,618	151,885	145,345	150,178
Sales for resale within service area	**11,417**	10,712	10,853	9,388	9,579
Sales for resale outside service area	**23,822**	29,808	21,698	21,380	17,190
Total	**192,382**	192,138	184,436	176,113	176,947
Average Revenue per Kilowatt-Hour *(cents)*:					
Residential	**7.74**	7.45	7.29	7.29	7.27
Commercial	**6.69**	6.36	6.23	6.32	6.31
Industrial	**4.34**	3.94	3.86	4.05	4.03
Total retail	**6.19**	5.85	5.75	5.81	5.73
Sales for resale	**3.81**	3.35	3.59	3.82	3.65
Total sales	**5.76**	5.33	5.37	5.46	5.41
Average Annual Kilowatt-Hour Use per Residential Customer	**13,879**	13,562	14,036	13,014	13,702
Average Annual Revenue per Residential Customer	**$1,074**	$1,011	$1,023	$949	$996
Plant Nameplate Capacity Owned *(year-end) (megawatts)*	**38,622**	38,679	36,353	34,579	32,807
Maximum Peak-Hour Demand *(megawatts)*:					
Winter	**28,467**	31,318	25,939	26,272	26,370
Summer	**34,414**	32,949	32,355	29,700	31,359
System Reserve Margin *(at peak) (percent)*	**20.2**	21.4	13.3	19.3	8.1
Annual Load Factor *(percent)*	**61.4**	62.0	51.1	62.0	60.2
Plant Availability *(percent)*:					
Fossil-steam	**88.5**	87.7	84.8	88.1	86.8
Nuclear	**92.8**	94.4	90.3	90.8	90.5
Source of Energy Supply *(percent)*:					
Coal	**64.6**	66.4	65.7	67.5	72.3
Nuclear	**14.4**	14.8	14.7	15.2	15.1
Hydro	**2.9**	3.8	2.6	2.6	1.5
Oil and Gas	**10.9**	8.8	11.4	8.4	4.0
Purchased power	**7.2**	6.2	5.6	6.3	7.1
Total	**100.0**	100.0	100.0	100.0	100.0





Daniel P. Amos
Chairman and Chief Executive Officer
AFLAC Incorporated
(insurance)
Columbus, Georgia
Age 53; elected 2000
Other corporate directorships:
AFLAC Incorporated,
Synovus Financial Corporation



Thomas F. Chapman
Chairman and Chief Executive Officer
Equifax Incorporated
(information services and
transaction processing)
Atlanta, Georgia
Age 61; elected 1999
Other corporate directorship:
Equifax Incorporated



Dorrit J. Bern
Chairman, President, and
Chief Executive Officer
Charming Shoppes Incorporated
(retail)
Bensalem, Pennsylvania
Age 54; elected 1999
Other corporate directorships:
Charming Shoppes Incorporated,
Brunswick Corporation



Bruce S. Gordon
Retired President-Retail Markets Group
Verizon Communications
(telecommunications)
New York, New York
Age 59; elected 1994
Other corporate directorships:
Bartech Personnel Services,
Tyco International Incorporated



Francis S. Blake
Executive Vice President of Business
Development and Corporate Operations
The Home Depot Incorporated
(retail)
Atlanta, Georgia
Age 55; elected 2004
Other corporate directorships: None



Donald M. James
Chairman and Chief Executive Officer
Vulcan Materials Company
(construction materials, industrial chemicals)
Birmingham, Alabama
Age 56; elected 1999
Other corporate directorships:
Vulcan Materials Company,
Protective Life Corporation,
Wachovia Corporation





Zack T. Pate
Chairman Emeritus
World Association of Nuclear Operators
(nuclear power industry)
Atlanta, Georgia
Age 68; elected 1998
Other corporate directorship:
Michon Incorporated



David M. Ratcliffe
Chairman, President, and
Chief Executive Officer
Southern Company
Atlanta, Georgia
Age 56; elected 2003
Other directorships:
CSX Corporation,
Federal Reserve Bank of Atlanta



J. Neal Purcell
Retired Vice Chairman-National
Audit Practice Operations
KPMG
(audit and accounting)
Duluth, Georgia
Age 63; elected 2003
Other corporate directorships:
Synovus Financial Corporation,
Dollar General, Kaiser-Permanente



Jerry St. Pé
Former President
Ingalls Shipbuilding
Retired Executive Vice President
Litton Industries
(shipbuilding)
Pascagoula, Mississippi
Age 65; elected 1995
Other corporate directorships:
Delta Health Group, Signal International,
Merchants and Marine Bank

2004 COMMITTEES OF THE BOARD

Audit Committee
J. Neal Purcell, Chair
Francis S. Blake
Donald M. James
Zack T. Pate

Compensation and Management Succession Committee
Jerry St. Pé, Chair
Daniel P. Amos
Thomas F. Chapman

Finance Committee
Dorrit J. Bern, Chair
Daniel P. Amos
Bruce S. Gordon

Governance Committee
Bruce S. Gordon, Chair
Dorrit J. Bern
Thomas F. Chapman
Jerry St. Pé

Nuclear Oversight Committee
Zack T. Pate, Chair





David M. Ratcliffe
Chairman, President, and Chief Executive Officer
Previously President, Southern Company; President and Chief Executive Officer, Georgia Power; Executive Vice President, Treasurer, and Chief Financial Officer, Georgia Power; Senior Vice President of External Affairs, Southern Company; President and Chief Executive Officer, Mississippi Power; held executive and management positions in fuel services, operations and planning, and research and environmental affairs. Age 56. Joined Southern Company as a biologist in 1971.



J. Barnie Beasley Jr.
President and Chief Executive Officer, Southern Nuclear
Previously Executive Vice President and Chief Nuclear Officer, Southern Nuclear; Vice President, Southern Nuclear, Farley Project; Vice President, Southern Nuclear, Vogtle Project; General Manager, Plant Vogtle; held various management positions at Plant Vogtle and electric distribution positions at Georgia Power. Age 53. Joined Southern Company as a cooperative education student in 1969.



W. Paul Bowers
President, Southern Company Generation
Previously President, Southern Company Generation and Energy Marketing/President and Chief Executive Officer, Southern Power; Senior Vice President and Chief Marketing Officer, Southern Company; President and Chief Executive Officer, South Western Electricity (UK); President and Chief Executive Officer, Western Power Distribution (UK); Senior Vice President, Georgia Power; held various positions in marketing at Georgia Power and Gulf Power. Age 48. Joined Southern Company as a residential sales representative in 1979.



Robert G. Dawson
President and Chief Executive Officer, SouthernLINC Wireless and Southern Telecom
Previously Vice President of Latin America and Caribbean assets for Southern Electric International*; Vice President of Power Generation and Delivery, Mississippi Power; Vice President of Fuel Services, Southern Company; held various positions in bulk power and rates. Age 58. Joined Southern Company as a cooperative education student in 1964.



Andrew J. Dearman III
Senior Vice President and Chief Transmission Officer
Previously Senior Vice President and Chief Technical Officer, Southern Energy*; Vice President of Power Generation and Delivery, Southern Company Generation and Mississippi Power; Division Vice President, Alabama Power; held various construction-related positions at Alabama Power. Age 51. Joined Southern Company as a junior engineer in 1975.



Dwight H. Evans
Executive Vice President
Also President of the External Affairs Group, Southern Company, directing environmental policy, regulatory affairs, legislative affairs, corporate communication, and supply chain management. Previously President and Chief Executive Officer, Mississippi Power; Executive Vice President of External Affairs, Georgia Power; Vice President of Governmental Affairs, Southern Company. Age 56. Joined Southern Company as a design engineer and environmental engineer in 1970.



Thomas A. Fanning
Executive Vice President and Chief Financial Officer
Previously President and Chief Executive Officer, Gulf Power; Executive Vice President and Chief Financial Officer, Georgia Power; Vice President and Chief Financial Officer, Mississippi Power; Senior Vice President of Strategy, Southern Company; Treasurer, Southern Electric International*; Vice President of Finance, Southern Company Services; Treasurer, Southern Company; Senior Vice President and Chief Information Officer, Southern Company. Age 48. Joined Southern Company as a financial analyst in 1980.



Michael D. Garrett
Executive Vice President
Also President and Chief Executive Officer, Georgia Power. Previously President and Chief Executive Officer, Mississippi Power; Executive Vice President of Customer Operations and Regulatory Affairs, Alabama Power; held various positions at Alabama Power and Georgia Power, including district management, finance, and external affairs. Age 55. Joined Southern Company as a cooperative education student in 1968.





Leonard J. Haynes
Executive Vice President and Chief Marketing Officer
Previously Senior Vice President of Retail Marketing, Georgia Power, with additional responsibility for Savannah Electric marketing and Southern Company national accounts; Vice President of Retail Sales and Services, Georgia Power; Vice President of Marketing, Georgia Power; Vice President of Planning, Market Research, and Support, Southern Company; held executive and management positions in marketing and power delivery. Age 54. Joined Southern Company as an industrial marketing engineer in 1977.



G. Edison Holland
Executive Vice President and General Counsel
Also Chief Compliance Officer, Southern Company. Previously President and Chief Executive Officer, Savannah Electric; Vice President of Power Generation/Transmission and Corporate Counsel, Gulf Power; System Compliance Officer, Southern Company. Age 52. Joined Southern Company as Gulf Power vice president and corporate counsel in 1992.



Anthony R. James
President and Chief Executive Officer, Savannah Electric
Previously Vice President of Power Generation and Senior Production Officer, Savannah Electric, with additional responsibility of managing eight power generation facilities at Georgia Power; held supervisory and management positions at Georgia Power in plant maintenance, plant management, employee benefits, wholesale power marketing, and safety and health. Age 54. Joined Southern Company as a safety and health supervisor in 1978.



Charles D. McCrary
Executive Vice President
Also President and Chief Executive Officer, Alabama Power. Previously Chief Production Officer, Southern Company; President, Southern Company Generation and Energy Marketing; President and Chief Executive Officer, Southern Power; Executive Vice President, Alabama Power; Senior Vice President, Alabama Power; Vice President, Southern Nuclear; held positions in engineering, system planning, fuels, and environmental affairs. Age 53. Joined Southern Company as an assistant project planning engineer in 1973.



Susan N. Story
President and Chief Executive Officer, Gulf Power
Previously Executive Vice President of Engineering and Construction Services, Southern Company Generation and Energy Marketing; Vice President of Procurement and Materials, Southern Company Services; Vice President of Corporate Services and Corporate Real Estate, Alabama Power; held executive and management positions at Southern Company Services and Alabama Power. Age 45. Joined Southern Company as a nuclear power plant engineer in 1982.



Anthony J. Topazi
President and Chief Executive Officer, Mississippi Power
Previously Executive Vice President, Southern Company Generation and Energy Marketing; Senior Vice President, Southern Power; held various positions at Alabama Power, including Western Division Vice President and Birmingham Division Vice President. Age 54. Joined Southern Company as a cooperative education student in 1969.

* *Southern Electric International and Southern Energy are now known as Mirant Corporation.*



TRANSFER AGENT

SCS Stockholder Services is Southern Company's transfer agent, dividend-paying agent, investment plan administrator, and registrar. If you have questions concerning your Southern Company stockholder account, please contact:

By mail
SCS Stockholder Services
P.O. Box 54250
Atlanta, GA 30308-0250

By phone
9 a.m. to 5 p.m. ET
Monday through Friday
(800) 554-7626

By courier
SCS Stockholder Services
270 Peachtree Street NW
16th Floor–Bin 962
Atlanta, GA 30303

By e-mail
stockholders@southernco.com

STOCKHOLDER SERVICES INTERNET SITE

Located within Southern Company's Investor Relations Web site at **http://investor.southerncompany.com**, the Stockholder Services site provides transfer instructions, service request forms, and answers to frequently asked questions.

Through this site, registered stockholders may also securely access their account information, including share balance, market value, and dividend payment details–as well as change their account mailing addresses.

SOUTHERN INVESTMENT PLAN

The Southern Investment Plan (SIP) provides a convenient way to purchase common stock and reinvest dividends. Access the Stockholder Services Internet Site to review the Prospectus and download an enrollment form.

DIRECT REGISTRATION

Southern Company common stock can be issued in direct registration (book entry or uncertificated) form. The stock is DRS (Direct Registration System) eligible.

DIVIDEND PAYMENTS

The entire amount of dividends paid in 2004 is taxable as ordinary income.

The board of directors sets the record and payment dates for quarterly dividends. A dividend of 35 3/4 cents per share was paid in March 2005.

For the remainder of 2005, projected record dates are May 2, Aug. 2, and Nov. 1. Projected payment dates for dividends declared during the remainder of 2005 are June 6, Sept. 6, and Dec. 6.

ANNUAL MEETING

The 2005 Annual Meeting of Stockholders will be held Wednesday, May 25, at 10 a.m. ET at the JW Marriot Buckhead Atlanta, 3300 Lenox Road NE, Atlanta, GA 30326.

AUDITORS

Deloitte & Touche LLP
Suite 1500, 191 Peachtree Street NE
Atlanta, GA 30303

INVESTOR INFORMATION LINE

For recorded information about earnings and dividends, stock quotes, and current news releases, call toll-free (866) 762-6411.

INSTITUTIONAL INVESTOR INQUIRIES

Southern Company maintains an investor relations office in Atlanta, (404) 506-5195, to meet the information needs of institutional investors and securities analysts.

CONSENT TO ELIMINATING DUPLICATE MAILINGS

If you are a registered stockholder and receive multiple copies of the annual report and proxy statement, or wish to access these electronically in the future, you may authorize Southern Company to suspend future mailings of these documents to a specific account. To do so, consent by checking the box on your dividend check stub or account statement and mail it to SCS Stockholder Services. You will continue to receive a proxy card.

ELECTRONIC DELIVERY

Any stockholder may enroll for electronic delivery of proxy materials by logging on at **www.icsdelivery.com/so**.

CERTIFICATIONS

Southern Company has filed the required certifications of its chief executive officer and chief financial officer under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as exhibits 31(a)1 and 31(a)2 to Southern Company's Annual Report on Form 10-K for the year ended December 31, 2004. The certification of Southern Company's chief executive officer regarding compliance with the New York Stock Exchange (NYSE) corporate governance listing standards required by NYSE Rule 303A.12 will be filed with the NYSE following the 2005 Annual Meeting of Stockholders. Last year, Southern Company filed this certification with the NYSE on June 15, 2004.

ENVIRONMENTAL INFORMATION

Southern Company publishes a variety of information on its activities to meet the company's environmental commitments. It is available online at **www.southerncompany.com/planetpower/** and in print. To request printed materials, write to:

Dr. Charles H. Goodman
Senior Vice President, Research and Environmental Affairs
600 North 18th Street
P.O. Box 2641
Birmingham, AL 35203-2206

COMMON STOCK

Southern Company common stock is listed on the NYSE under the ticker symbol SO.



BOOK VALUE–a company's common stock equity as it appears on a balance sheet, equal to total assets minus liabilities, preferred stock, and intangible assets such as goodwill. Book value per share refers to the book value of a company divided by the number of shares outstanding.

COMMERCIAL AVAILABILITY–a measurement of a generating unit's full-load availability when the system needs it. A key indicator of reliability; the higher the percentage the better.

COMPETITIVE GENERATION BUSINESS–our wholesale market-based electricity supply business that, primarily through long-term contracts, serves customers who can choose their suppliers based on price, reliability, capacity, and other market needs.

DISTRIBUTION LINES–power lines, like those in neighborhoods, that carry moderate-voltage electricity to customer service areas.

DIVIDEND YIELD–the annual dividend income per share received from a company divided by its current stock price.

EARNINGS PER SHARE–net income divided by the average number of shares of common stock outstanding.

EQUIVALENT FORCED OUTAGE RATE (EFOR)–the ratio of a generation unit's forced outage time versus in-service time. Usually measured during the peak season of May through September. A key measurement of generation efficiency; the lower the rate the better.

FEDERAL ENERGY REGULATORY COMMISSION (FERC)–an independent agency within the U.S. Department of Energy that, among other things, regulates wholesale sales of electricity and transmission in interstate commerce.

GENERATING CAPACITY–the amount of energy that can be produced using all of our power generation facilities.

KILOWATT-HOUR–the basic unit of electric energy, which equals one kilowatt of power taken from an electric circuit steadily for one hour. A 100-watt light bulb burning for 10 hours uses one kilowatt-hour of electricity.

MARKET VALUE–what investors believe a company is worth, calculated by multiplying the number of shares outstanding by the current market price of the company's shares.

PAYOUT RATIO–the percentage of earnings that is paid to shareholders in the form of dividends.

REGULATED RETAIL BUSINESS–the part of our business that generates, transmits, and distributes electricity to commercial, industrial, and residential customers in most of Alabama and Georgia, the Florida panhandle, and southeastern Mississippi.

RETAIL MARKETS–markets in which energy is sold and delivered directly to the ultimate end-users of that energy.

SUPER SOUTHEAST–the vibrant region and energy market that includes the four states of our traditional service territory as well as surrounding Southeastern states. The geographic focus of our business.

TOTAL SHAREHOLDER RETURN–stock price appreciation plus reinvested dividends. (The distribution of shares of Mirant Corporation stock to Southern Company shareholders is treated as a special dividend for purposes of calculating Southern Company shareholder return.)

TRANSMISSION LINES–circuits carrying power at a high voltage. They generally carry the power from the source of generation to the point where the voltage is reduced and distributed to customers.

WHOLESALE CUSTOMERS–energy marketers, electric and gas utilities, municipal utilities, rural electric cooperatives, and other entities that buy power for resale to retail customers.

SOUTHERN COMPANY
270 Peachtree Street NW
Atlanta, GA 30303
(404) 506-5000

601 Pennsylvania Avenue NW
Suite 800 South
Washington, D.C. 20004

www.southerncompany.com

The 2004 annual report is dedicated to L.M. "Sonny" Thomas III (1948-2004). His leadership in the preparation and production of annual reports during his 33-year career at Southern Company was invaluable.

 *Printed on recycled paper.*

Writing & Project Management: Marc Rice. **Financial Review:** Rhett Donaldson. **Design:** Leap Communications, Atlanta, GA. **Major Photography:** James Schnepf. **Printing:** Lithographix, Los Angeles, CA.


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SOUTHERN COMPANY

Energy to Serve Your World®